UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Final Results - 10 February 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date:   February 10, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date:  February 10, 2012
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays Bank PLC
Preliminary Results Announcement

31 December 2011

BARCLAYS  BANK PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 1026167

The term 'Barclays PLC Group' or the 'Group' means Barclays PLC together with its subsidiaries and the term 'Barclays Bank PLC Group' means Barclays Bank PLC together with its subsidiaries.

Unless otherwise stated, the income statement analyses compare the 12 months to 31 December 2011 to the corresponding 12 months of 2010 and balance sheet comparisons relate to the corresponding position at 31 December 2010.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.barclays.com/investorrelations.

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary statements of annual results must be agreed with the listed company's auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors' report to be included with the annual report and accounts. Barclays Bank PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors' report required to be included with the annual report and accounts for the year ended 31 December 2011.

The information in this announcement, which was approved by the Board of Directors on 9 February 2012, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2010, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Statutory accounts for the year ended 31 December 2011, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC, can be obtained from Corporate Communications, Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, United States of America or from the Director, Investor Relations at Barclays registered office address shown on the previous page, once they have been published in March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website (www.sec.gov).

Basis of Preparation

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group's ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

•      Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC.

•      Certain issuances of reserve capital instruments and capital notes by Barclays Bank PLC are included within other shareholders' equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.
•      Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. This includes
        Barclays PLC shares sold by the Group, where Barclays Bank PLC retains the risks and rewards of ownership. Barclays PLC deducts any treasury shares held from shareholders equity.

More extensive disclosures are contained in the Barclays PLC Results Announcement for the year ended 31 December 2011, attached, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

Accounting Policies

The Group has continued to apply the accounting policies used for the 2010 Annual Report.

A number of amendments to IFRS have been issued that are required to be applied from 1 January 2011. These amendments have not resulted in any changes to the Group's accounting policies.

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management, Risk Management and Capital sections of the Barclays PLC Results Announcement.

The Directors confirm that they are satisfied that the Group has adequate resources to continue in business for the foreseeable future.  For this reason, they continue to adopt the 'going concern' basis for preparing accounts.

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement
	Year Ended	Year Ended
Continuing Operations	31.12.11	31.12.10
	£m	£m
Net interest income	12,196	12,518
Net fee and commission income	8,622	8,871
Net trading income	7,738	8,080
Net investment income	2,322	1,490
Net premiums from insurance contracts	1,076	1,137
Other income	1,169	118
Total income	33,123	32,214

Net claims and benefits incurred on insurance contracts	(741)	(764)
Total income net of insurance claims	32,382	31,450
Credit impairment charges and other provisions	(3,802)	(5,672)
Impairment of investment in BlackRock, Inc.	(1,800)	-
Net operating income	26,780	25,778

Staff costs	(11,407)	(11,916)
Administration and general expenses	(6,351)	(6,581)
Depreciation of property, plant and equipment	(673)	(790)
Amortisation of intangible assets	(419)	(437)
Operating expenses excluding provision for PPI redress, goodwill impairment and bank levy	(18,850)	(19,724)
Provision for PPI redress	(1,000)	-
Goodwill impairment	(597)	(243)
Bank Levy	(325)	-
Operating expenses	(20,772)	(19,967)

Share of post-tax results of associates and joint ventures	60	58
(Loss)/Profit on disposal of subsidiaries, associates and joint ventures	(94)	81
Gains on acquisitions	-	129
Profit before tax	5,974	6,079
Tax	(1,928)	(1,516)
Profit after tax	4,046	4,563

Attributable to:
Equity holders of the parent	3,616	4,172
Non-controlling interest	430	391
Profit after tax	4,046	4,563

For notes specific to Barclays Bank PLC see page 7 and for those that also relate to Barclays PLC see pages 67 to 80 in the Barclays PLC Results Announcement.

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Comprehensive Income

	Year Ended	Year Ended
	31.12.11	31.12.10
	£m	£m
Profit after tax	4,046	4,563

Other Comprehensive Income
Continuing operations
Currency translation differences	(1,607)	1,177
Available for sale financial assets	1,212	(1,255)
Cash flow hedges	1,263	(44)
Other	(74)	59
Other comprehensive income for the year, net of tax, from continuing operations	794	(63)

Total comprehensive income for the year	4,840	4,500

Attributable to:
Equity holders of the parent	5,041	3,609
Non-controlling interests	(201)	891
Total comprehensive income for the year	4,840	4,500

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet
	As at	As at
Assets	31.12.11	31.12.10
	£m	£m
Cash and balances at central banks	106,894	97,630
Items in the course of collection from other banks	1,812	1,384
Trading portfolio assets	152,183	168,930
Financial assets designated at fair value	36,949	41,485
Derivative financial instruments	538,964	420,319
Loans and advances to banks	46,792	37,799
Loans and advances to customers	431,934	427,942
Reverse repurchase agreements and other similar secured lending	153,665	205,772
Available for sale financial investments	69,023	65,440
Current and deferred tax assets	3,384	2,713
Prepayments, accrued income and other assets	4,560	5,269
Investments in associates and joint ventures	427	518
Goodwill and intangible assets	7,846	8,697
Property, plant and equipment	7,166	6,140
Retirement benefit assets	1,803	-
Total assets	1,563,402	1,490,038

Liabilities
Deposits from banks	91,116	77,975
Items in the course of collection due to other banks	969	1,321
Customer accounts	366,045	345,802
Repurchase agreements and other similar secured borrowing	207,292	225,534
Trading portfolio liabilities	45,887	72,693
Financial liabilities designated at fair value	87,997	97,729
Derivative financial instruments	527,798	405,516
Debt securities in issue	129,736	156,623
Accruals, deferred income and other liabilities	12,580	13,233
Current and deferred tax liabilities	2,092	1,160
Subordinated liabilities	24,870	28,499
Provisions	1,529	947
Retirement benefit liabilities	321	365
Total liabilities	1,498,232	1,427,397

Shareholders' Equity
Shareholders' equity excluding non-controlling interests	62,078	59,174
Non-controlling interests	3,092	3,467
Total shareholders' equity	65,170	62,641

Total liabilities and shareholders' equity	1,563,402	1,490,038

For notes specific to Barclays Bank PLC see page 7 and for those that also relate to Barclays PLC see pages 67 to 80 in the Barclays PLC Results Announcement.

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity

	Called up Share Capital and Share Premium1	Other Reserves	Retained Earnings	Total	Non-controlling Interests1	Total Equity
Year Ended 31.12.11	£m	£m	£m	£m	£m	£m
Balance at 1 January 2011	14,494	3,230	41,450	59,174	3,467	62,641
Profit after tax	-	-	3,616	3,616	430	4,046
Other comprehensive income net of tax:
Currency translation movements	-	(1,009)	-	(1,009)	(598)	(1,607)
Available for sale investments	-	1,218	-	1,218	(6)	1,212
Cash flow hedges	-	1,290	-	1,290	(27)	1,263
Other	-	18	(92)	(74)	-	(74)
Total comprehensive income for the year	-	1,517	3,524	5,041	(201)	4,840
Equity settled share schemes	-	-	838	838	-	838
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(499)	(499)	-	(499)
Dividends paid1	-	-	(643)	(643)	(188)	(831)
Dividends on preference shares and other shareholders equity	-	-	(539)	(539)	-	(539)
Redemption of Reserve Capital Instruments	-	(1,415)-	-	(1,415)	-	(1,415)
Other reserve movements	-	(24)	145	121	14	135
Balance at 31 December 2011	14,494	3,308	44,276	62,078	3,092	65,170

Year Ended 31.12.10
Balance at 1 January 2010	14,494	4,342	37,089	55,925	2,774	58,699
Profit after tax	-	-	4,172	4,172	391	4,563
Other comprehensive income net of tax:
Currency translation movements	-	742	-	742	435	1,177
Available for sale investments	-	(1,264)	-	(1,264)	9	(1,255)
Cash flow hedges	-	(100)	-	(100)	56	(44)
Other	-	45	14	59	-	59
Total comprehensive income for the year	-	(577)	4,186	3,609	891	4,500
Equity settled share schemes	-	-	830	830	-	830
Vesting of Barclays PLC shares under share-based payment schemes	-	-	(718)	(718)	-	(718)
Dividends paid	-	-	(235)	(235)	(158)	(393)
Dividends on preference shares and other shareholders' equity	-	-	(645)	(645)	-	(645)
Capital injection from Barclays PLC	-	-	1,214	1,214	-	1,214
Redemption of Reserve Capital Instruments	-	(487)	-	(487)	-	(487)
Other reserve movements	-	(48)	(271)	(319)	(40)	(359)
Balance at 31 December 2010	14,494	3,230	41,450	59,174	3,467	62,641

1 Details of share capital, dividends on ordinary shares and non-controlling interests are shown on page 7.

Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement
	Year Ended	Year Ended
Continuing Operations	31.12.11	31.12.10
	£m	£m
Profit before tax	5,974	6,079
Adjustment for non-cash items	7,280	(11)
Changes in operating assets and liabilities	17,300	13,084
Corporate income tax paid	(1,686)	(1,430)
Net cash from operating activities	28,868	17,722
Net cash from investing activities	(1,912)	(5,627)
Net cash from financing activities	(5,750)	1,123
Effect of exchange rates on cash and cash equivalents	(2,933)	3,842
Net increase in cash and cash equivalents	18,273	17,060
Cash and cash equivalents at beginning of the period	131,400	114,340
Cash and cash equivalents at end of the period	149,673	131,400

Notes

1. Non-controlling Interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Year Ended	Year Ended	Year Ended	Year Ended
	31.12.11	31.12.10	31.12.11	31.12.10
	£m	£m	£m	£m
Absa Group Limited	401	362	2,861	3,208
Other non-controlling interests	29	29	231	259
Total	430	391	3,092	3,467

The decrease in Absa Group Limited equity attributable to non-controlling interest to £2,861m (2010: £3,208m) is principally due to £583m depreciation of African currencies against Sterling and £162m of dividends paid, offset by retained profits of £401m.

2.            Dividends on Ordinary Shares

	Year Ended 31.12.11	Year Ended 31.12.10
Dividends paid during the year	£m	£m
Final dividend paid during year	288	-
Interim dividends paid during year	355	235
Total	643	235

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3.            Share Capital

Ordinary Shares

At 31 December 2011 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342 million ordinary shares of £1 each (2010: 2,342 million).

Preference Shares

At 31 December 2011 the issued preference share capital of Barclays Bank PLC comprised; 1,000 Sterling Preference Shares of £1 each (2010: 1,000); 240,000 Euro Preference Shares of €100 each (2010: 240,000); 75,000 Sterling Preference Shares of £100 each (2010: 75,000); 100,000 US Dollar Preference Shares of US$ 100 each (2010: 100,000); and 237 million US Dollar Preference Shares of US$0.25 each (2010: 237 million).

Appendix: Barclays PLC Results Announcement

Barclays PLC
Results Announcement

31 December 2011

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analyses compare the 12 months to 31 December 2011 to the corresponding 12 months of 2010 and balance sheet comparatives relate to 31 December 2010. The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling respectively; the abbreviations '$m' and '$bn' represent millions and thousands of millions of US dollars respectively.

Adjusted profit before tax and adjusted performance measures have been presented to provide a more consistent basis for comparing business performance between periods. These measures exclude: the impact of own credit; gains on debt buy-backs; loss on disposal of a portion of the Group's strategic investment in BlackRock, Inc.; the impairment of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance (PPI) redress; goodwill impairments; and gains and losses on acquisitions and disposals of subsidiaries, associates and joint ventures.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at www.barclays.com/investorrelations.

In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group, and having regard to the BBA Disclosure Code, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that they would find most useful.

The Listing Rules of the UK Listing Authority (LR 9.7A.1) require that preliminary statements of annual results must be agreed with the listed company's auditors prior to publication, even though an audit opinion has not yet been issued. In addition, the Listing Rules require such statements to give details of the nature of any likely modification that may be contained in the auditors' report to be included with the annual report and accounts. Barclays PLC confirms that it has agreed this preliminary statement of annual results with PricewaterhouseCoopers LLP and that the Board of Directors has not been made aware of any likely modification to the auditors' report required to be included with the annual report and accounts for the year ended 31 December 2011.

The information in this announcement, which was approved by the Board of Directors on 9 February 2012, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2010, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006. The 2011 Annual Review and Summary Financial Statements will be posted or made available to shareholders together with the Group's full Annual Report and Accounts for 2011 for those shareholders who request it.

These results will be furnished as a Form 6-K to the SEC as soon as practicable following their publication. Statutory accounts for the year ended 31 December 2011, which also include certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the SEC, can be obtained from Corporate Communications, Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, United States of America or from the Director, Investor Relations at Barclays registered office address shown on the previous page, once they have been published in March. Once filed with the SEC, copies of the Form 20-F will also be available from the Barclays Investor Relations website www.barclays.com/investorrelations and from the SEC's website (www.sec.gov).

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic, Eurozone and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities (including requirements regarding capital and Group structures and the potential for one or more countries exiting the Euro), changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of current and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein are as at the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly updates or revisions to forward-looking statements to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the LSE and/or the SEC.

Citizenship - Performance Highlights

We have a clear sense of our business purpose - to help individuals, businesses and economies progress and grow. We use the term "Citizenship", one of our four execution priorities, to capture that purpose and we monitor how well we are executing against this priority in three particular areas:

- Contributing to growth in the real economy - We support economic growth and job creation by operating a strong, profitable business that is focused on helping individuals, businesses, institutions and governments pursue their goals.

- The way we do business - Our clients' interests are at the heart of what we do at all times. We reinforce our business integrity every day by striving to improve the service that we provide; making responsible decisions in how we manage the business; and actively managing the social and environmental impacts of what we do.

- Supporting our communities - We play a broader role in the communities in which we live and work beyond what we deliver through our core business activities; we do this through community investment programmes and the direct efforts of our employees.

Contributing to growth in the real economy

- Delivered £43.6bn of gross new lending to UK businesses, including £14.7bn to SMEs, exceeding Project Merlin targets

- Increased lending to private non-financial companies in the UK by over 3%, compared to an industry-wide reduction in net lending of 5%

- Supported the formation of 108,000 new businesses and the return to health of 1,900 existing businesses

- Provided business advice and support to over 14,000 attendees through over 800 seminars in UK communities

- Agreed to invest up to £500m in the £2.5bn Business Growth Fund established by five UK banks to help small and medium sized businesses obtain the capital to grow

- Launched a £500m debt fund for financing UK infrastructure and £100m renewable energy fund for UK farmers

- Provided over £230bn in credit facilities to businesses globally

- Raised over $1trillion of funding for institutions including $388bn for governments and public sector entities

- Supported almost 1 million home owners, including over 10,000 first time buyers, and issued over 5 million new credit payment cards and 2.7 million contactless debit cards

- Employed 141,100 people globally

The way we do business

- Reduced banking complaints (which excludes PPI) by 30% in the UK compared with 2010

- Improved customer satisfaction ranking in UK RBB to 4th, up from 11th in 2007

- Paid dividends to shareholders of £660m, up 24% compared with 2010; paid total tax globally (directly and indirectly) of £6.4bn, including £2.9bn in the UK

Supporting our communities

- Invested £63m in global community activities, an increase of 15% compared with 2010

- Supported over 2 million people, primarily building their enterprise, employment and money management skills, including helping over 3,500 of them to find employment through a range of programmes

- Supported 73,000 colleagues in providing their time, skills and money to help disadvantaged people in our communities during 2011, up 20% on 2010

- Committed to offering 1,000 apprenticeships across our UK branches and contact centres

- Committed £50m to Big Society Capital, the UK Government's vehicle to help grow the social finance sector

- Committed to providing free banking services, business skills training, work experience and start-up grants to Free Schools and Academies in the UK

Financials - Performance Highlights

 "I am proud of what our people at Barclays achieved in 2011. Against the backdrop of challenging economic and market conditions, we maintained our focus on clients and customers while supporting the real economy, as well as the needs of our shareholders, colleagues and the communities in which we operate. As a result, we have delivered a strong set of results, both financially and in terms of our execution priorities.

Barclays universal banking model continues to be a competitive strength. Revenues remained resilient overall, reflecting the strength of our customer franchise and the balanced mix of our business. We have intensified our cost discipline while selectively investing in growth areas that support our execution priorities. We are not satisfied with the return on equity we delivered in 2011 and are committed to delivering steady improvement moving forwards. Our rock solid capital, liquidity and funding positions provide us with the flexibility and confidence to meet the economic and regulatory challenges ahead.

These results are further evidence of Barclays ability to execute on our priorities as we deliver sustainable long term value for all of our stakeholders."

Bob Diamond, Chief Executive

Group Results	31.12.11	31.12.10
	£m	£m	% Change
Total income excluding own credit and debt buy-backs	28,454	31,049	(8)
Own credit gain	2,708	391
Gains on debt buy-backs	1,130	-
Total income net of insurance claims	32,292	31,440	3
Credit impairment charges and other provisions	(3,802)	(5,672)	(33)
Impairment of investment in BlackRock, Inc.	(1,800)	-
Net operating income	26,690	25,768	4
Operating expenses excluding provision for PPI redress, goodwill impairment and UK bank levy	(18,855)	(19,728)	(4)
Provision for PPI redress	(1,000)	-
Goodwill impairment1	(597)	(243)
UK bank levy	(325)	-
Total operating expenses	(20,777)	(19,971)	4
Share of post tax results of associates & JVs	60	58
(Losses)/gains on acquisitions and disposals	(94)	210
Profit before tax	5,879	6,065	(3)
Adjusted profit before tax2	5,590	5,707	(2)
Profit after tax	3,951	4,549	(13)
Basic earnings per share	25.1p	30.4p	(17)
Dividend per share	6.0p	5.5p	9

Capital and Balance Sheet
Core Tier 1 ratio	11.0%	10.8%
Risk weighted assets	£391bn	£398bn	(2)
Adjusted gross leverage	20x	20x	-
Group liquidity pool	£152bn	£154bn	(1)
Net tangible asset value per share	391p	346p	13
Group loan: deposit ratio	118%	124%

Performance Measures2
Return on average shareholders' equity	5.8%	7.2%
Return on average tangible shareholders' equity	6.9%	8.7%
Cost: income ratio	64%	64%
Adjusted return on average shareholders' equity	6.6%	6.8%
Adjusted return on average tangible shareholders' equity	7.9%	8.2%
Adjusted cost: income ratio	67%	64%

1      Goodwill impairment has been excluded from adjusted profit before tax following the impairment of Spain (£550m) and FirstPlus (£47m) goodwill in 2011. 2010 adjusted profit before tax has been revised to exclude Barclays Bank Russia goodwill impairment of £243m.

2      Adjusted performance measures and profit before tax exclude the impact of £2,708m (2010: £391m) own credit gains, £1,130m (2010: £nil) gains on debt buy-backs (retirement of non-qualifying Tier 1 Capital under
      Basel 3), £58m (2010: £nil) loss on disposal of a portion of the Group's strategic investment in BlackRock, Inc. recycled through investment income, £1,800m (2010: £nil) impairment of investment in BlackRock, Inc.,
      £1,000m (2010: £nil) provision for PPI redress, £597m (2010: £243m) goodwill impairment and £94m loss (2010: £210m gain) on acquisitions and disposals. The UK bank levy has not been included as an adjusting item.

Financials - Performance Highlights

- Total income increased 3% to £32,292m, adjusted income excluding own credit and debt buy-backs down 8%

- Profit before tax of £5,879m down 3%, adjusted profit before tax of £5,590m down 2%

- Credit impairment charge of £3,802m improved 33%, with an annualised loan loss rate of 77bps (2010: 118bps)

- Operating expenses, excluding PPI provision, goodwill impairment and UK bank levy, of £18,855m down 4%. Cost saving targets have been exceeded

- 2011 total incentive awards down 26% across the Group compared with a 3% reduction in profit before tax. Barclays Capital total incentive awards down 35% compared with 2010, with Barclays Capital profit before tax reducing 32%

- Core Tier 1 ratio strengthened to 11.0% (2010: 10.8%), despite the impact of the third Capital Requirements Directive (CRD3), with risk weighted assets reduced to £391bn (2010: £398bn)

- Liquidity pool remained strong at £152bn (2010: £154bn)

- Net asset value per share increased 9% to 456p and net tangible asset value per share increased 13% to 391p

- Universal banking model helped to deliver broadly balanced adjusted profit before tax across the retail and investment banking businesses

- Sovereign exposure to Spain, Italy, Portugal, Ireland and Greece reduced to £7.1bn (2010: £8.2bn)

- Final dividend of 3.0p per share for the fourth quarter, making 6.0p for the year, an increase of 9%

	Adjusted			Statutory
Profit Before Tax by Business	31.12.11	31.12.10		31.12.11	31.12.10
	£m	£m	% Change	£m	£m	% Change
UK	1,420	889	60	1,020	989	3
Europe	(234)	(168)	39	(661)	(139)
Africa	908	723	26	910	804	13
Barclaycard	1,208	791	53	561	791	(29)
Retail and Business Banking	3,302	2,235	48	1,830	2,445	(25)
Barclays Capital1	2,965	4,389	(32)	2,965	4,389	(32)
Barclays Corporate2	126	(388)	nm	(70)	(631)	(89)
Corporate and Investment Banking	3,091	4,001	(23)	2,895	3,758	(23)
Barclays Wealth	207	163	27	207	163	27
Investment Management	96	67	43	(1,762)	67
Head Office Functions and Other Operations1	(1,106)	(759)	46	2,709	(368)
Group profit before tax2	5,590	5,707	(2)	5,879	6,065	(3)

1     Statutory profit before tax has been revised to reflect own credit gain of £2,708m (2010: £391m) within Head Office Functions and Other Operations, previously reported under Barclays Capital. Refer to page 20 for further information.
2     2010 adjusted profit before tax has been revised to exclude Russian goodwill impairment of £243m in Barclays Corporate.

Chief Executive's Review

2011 Performance Summary

Barclays has delivered solid results for the full year 2011 amidst a challenging economic, market and regulatory environment and has done so by continuing to support growth in the real economy. Our universal banking model enabled us to generate adjusted profit before tax of £5.6bn, driven by increased profits in the majority of our businesses. These results were underpinned by our relentless focus on clients and customers, which enabled us to improve our competitive position across all of our focus businesses.

Given the many uncertainties surrounding the current environment, we remain focused on our four execution priorities: capital, funding and liquidity; returns; income growth; and citizenship.

Disciplined cost management supported our efforts, with Group adjusted operating expenses reduced by over £500m in 2011. The success we've achieved to date has led us to increase our cost reduction target to £2bn by 2013 for non-performance costs, excluding the impact of the UK bank levy.

In addition to generating operational efficiencies, we have reduced total incentive awards across Barclays by 26%, which reflects the financial results for the Group. This appropriately balances our responsibility to our shareholders and the broader economic environment with our need to remain competitive by retaining the best talent to serve our clients.

These financial results for 2011 have been complemented by our continuing efforts to re-enforce our trusted position in the communities where we live and work, and by our contributions to the real economy. One very tangible way in which we have done that in 2011 is through helping to start up over 100,000 businesses here in the UK, and through exceeding our lending commitments under Project Merlin. Barclays has supported the UK economy in this way for over 300 years. We will continue to do everything we can to support our customers and clients and hope that our lending will grow as a result. We want to remain leaders in this space.

1. Capital, Funding and Liquidity

Our rock solid capital, funding and liquidity remain a fundamental cornerstone of our strategy, a source of stability for our customers and clients and an advantage relative to our competitors.

- Our Core Tier 1 ratio remains robust at 11.0% and we have managed risk weighted assets tightly with significant reductions in credit market exposures and improved capital efficiency. Together with the lower levels of market activity, this has more than offset the impact of CRD3

- Despite the funding challenges faced by the sector, we maintained a strong liquidity position throughout 2011 and continue to access a variety of global funding sources, demonstrated by the diverse nature of our debt issuance by product, maturity and currency

- The liquidity pool of £152bn is composed of high quality assets, with over 90% in central bank deposits and highly liquid government bonds

2. Returns

The Group continues to evolve and the strength of our universal banking model helped to achieve balanced profits across our retail and business banking and corporate and investment banking businesses. Our focus on delivering returns is a key driver in the way we manage the business:

- Our world class UK RBB and Barclaycard businesses have increased adjusted returns on equity in 2011 to 14.9% and 17.4% respectively

- In Barclays Capital, returns fell to 10.4%, reflecting the difficult market environment and the impact of CRD3. We are not complacent and will continue to evolve the business within the economic and regulatory environment. We are confident in our ability to generate target returns based on our client franchise and scalable platforms

- Africa region generated approximately £1.3bn of profit, equivalent to more than 20% of Group profits in 2011, with improved ROE of 10.0% for Africa RBB

- The investment programme in Barclays Wealth is on track and return on equity improved to 10.9% as we continue to grow this high return business

Chief Executive's Review

- Barclays Corporate returned to profitability and positive returns in 2011, excluding adjusting items, and we implemented significant restructuring in Spain, which depressed returns in 2011 as we continue to work to improve this business

- The adjusted return on average shareholders' equity of 6.6% (2010: 6.8%) was below our stated goal of 13% for 2013. Since setting the target the worse than predicted macro economic conditions, in addition to new regulatory constraints mean that we may not be able to deliver 13% returns by 2013 However, we will continue to focus on improving business performance, capital discipline, controlling funding costs, reducing expenses and growing income to deliver a steady improvement in returns moving forward and achieve 13% over time

- One important way we will improve returns is through cost efficiency. At the beginning of 2011, we announced plans to reduce the run rate of the non-performance cost base by £1bn annually by 2013. In 2011, we reduced Barclays operating expenses by over £500m through driving more efficienciesacross the business. We continue to challenge the cost base and now anticipate exceeding our commitment, with £2bn of cost savings in 2013 now targeted

3. Income Growth

Another component of our plan to improve returns is income growth.

- While the macro environment has depressed income growth, we generated momentum by improving the competitive positions of all our major businesses. We grew net operating income in all of our businesses except Barclays Capital, where the macro conditions were the most acute

- UK RBB; 11% increase, driven by mortgages and personal savings

- Barclaycard; 21% increase, largely reflecting modest growth in customer balances

- Africa RBB; 5% increase, or 11% in underlying currencies, driven by a strong performance in South Africa

- Europe RBB; 14% increase, reflecting improved margins and reduced impairment

- Barclays Corporate; 38% increase, principally due to lower impairment

- Barclays Wealth; 13% increase, as we continued to deliver our investment programme

- As we deliver income growth, we remain focused on improving the quality of assets to ensure that we do not grow at the expense of future impairment

4. Citizenship

Citizenship is our fourth execution priority. We have made good progress in 2011, but recognise that our agenda will take time and ongoing commitment to deliver.

We have included new disclosure on the Performance Highlights for 2011, grouped by our areas of focus: contributing to growth in the real economy; the way we do business; and supporting our communities.

We believe this focus on citizenship is critical to delivering sustainable returns for all our stakeholders.

Conclusion

We expect the economic and regulatory environment to continue to be challenging in 2012 but, as we have shown in the past year, Barclays is improving its competitive position across all of our businesses and working hard to support economic growth more broadly. Our focus on putting clients and customers at the centre of everything we do will enable us to generate the financial returns that we're targeting over time.

Bob Diamond, Chief Executive

Group Finance Director's Review

For 2011 we reported a slight decrease in profits, as reduction in income at Corporate and Investment Banking was partly offset by income improvements in all other businesses, a significant improvement in credit impairment and cost reductions. Prudent capital management led to a further increase in our Core Tier 1 ratio. Our funding and liquidity remains strong.

Income Statement

- Profit before tax of £5,879m decreased 3% on 2010. Group adjusted profit before tax of £5,590m decreased 2% on 2010. Adjusted results provide a more consistent basis for comparing business performance between periods

- Adjusted income declined 8% to £28,512m, principally reflecting a decrease in income at Barclays Capital. Income increased in most other businesses despite continued low interest rates and difficult macroeconomic conditions

- The RBB, Corporate and Wealth net interest margin remained stable at 204bps (2010: 203bps). Net interest income from RBB, Corporate, Wealth and Barclays Capital increased 5% to £13.2bn, of which the contribution from hedging (including £463m of increased gains from the disposal of hedging instruments) increased by 3%

- Credit impairment charges decreased 33% to £3,802m, reflecting significant improvements across all businesses. Impairment charges as a proportion of Group loans and advances as at 31 December 2011 improved to 77bps, compared to 118bps for 2010. In addition, impairment of £1,800m was taken against our investment in BlackRock, Inc.

- Adjusted operating expenses, which exclude the £1bn provision for PPI redress and £597m (2010: £243m)goodwill impairment, were down £548m to £19,180m. Excluding the UK bank levy of £325m introduced in 2011, operating expenses were down 4% to £18,855m, which included £408m (2010: £330m) of restructuring charges

- Despite cost savings, the adjusted cost: income ratio increased to 67% (2010: 64%), reflecting lower income, increased restructuring charges and the UK bank levy. At Barclays Capital the cost: net operating income ratio was 71% (2010: 65%) and the compensation: income ratio was 47% (2010: 43%), reflecting lower income in difficult conditions

- The effective tax rate increased to 32.8% (2010: 25.0%), principally due to non-deductible charges arising on the impairment of BlackRock, Inc. and goodwill and the UK bank levy

- Adjusted income in the fourth quarter was 13% below the run rate for the full year, principally reflecting the difficult market conditions affecting Barclays Capital and gains on the disposal of hedging instruments mainly taken in the third quarter. Credit impairment charges for the quarter were in line with the full year run rate and adjusted operating costs continued to reduce below the 2011 run rate, even allowing for the full year charge for the UK bank levy taken in Q4

Balance Sheet

- Net asset value per share increased 9% to 456p. Net tangible asset value per share increased 13% to 391p

- Total shareholders' equity (including non-controlling interests) at 31 December 2011 was £65.2bn (2010: £62.3bn). Excluding non-controlling interests, shareholders' equity increased £4.7bn to £55.6bn, driven by profit after tax of £3.0bn and positive available for sale and cash flow hedge reserve movements offset by negative currency translation and dividends paid

- Total assets increased to £1,564bn (2010: £1,490bn), principally due to an increase in the fair value of gross interest rate derivative assets as major forward curves decreased, partially offset by a decrease in reverse repurchase agreements

- The Group's loan to deposit ratio continued to improve to 118% (2010: 124%)

- Adjusted gross leverage remained stable at 20x and moved within a month end range of 20x to 23x. Excluding the liquidity pool, adjusted gross leverage remained flat at 17x

Capital Management

- At 31 December 2011, the Group's Core Tier 1 ratio was 11.0% (2010: 10.8%) reflecting the contribution from retained earnings and reductions in risk weighted assets, which more than offset the impact of CRD3

Group Finance Director's Review

- The Group continued to generate Core Tier 1 Capital from retained profits (excluding own credit, impairment of investment in BlackRock, Inc. and goodwill impairment, which are added back for regulatory capital purposes). This contribution of £2.6bn was largely offset by other movements in Core Tier 1 Capital, notably pension contributions and foreign currency movements, resulting in an increase in Core
        Tier 1 Capital of £0.2bn to £43.1bn

- Risk weighted assets decreased slightly to £391bn (2010: £398bn) largely reflecting foreign exchange movements and decreases in Barclays Capital from lower levels of activity, risk reduction and sales of credit market exposures, which more than outweighed the £30bn increase resulting from the implementation of CRD3 in December

- We expect that the strength of our Core Tier 1 ratio, our ability to generate capital organically and our optimal use of risk weighted assets will enable us to meet our targeted capital ratios after absorbing the impact of Basel 3

Funding and Liquidity

The Group's overall funding strategy is to develop a diversified funding base and maintain access to a variety of alternate funding sources, so minimising the cost of funding and providing protection against unexpected fluctuations. Within this, the Group aims to align the sources and uses of funding.

- Customer loans and advances are largely funded by customer deposits, with any excess being funded by long-term wholesale secured debt and equity. The total loan to deposit ratio as at 31 December 2011 was 118% (2010: 124%) and the loan to deposit and long-term funding ratio was 75% (2010: 77%)

- Wholesale funding is well managed:

-    Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements are matched by repurchase financing, with the remainder used to settle trading portfolio liabilities

- Derivative assets and liabilities are largely matched

- The liquidity pool is largely funded by wholesale debt maturing in less than one year, with a substantial portion maturing in more than one year

- As at 31 December 2011, the Group had £265bn of wholesale debt diversified across currencies, of which just £39bn was secured:

-    Term funding maturing in 2012 totals £27bn. Term funding raised in 2011 amounted to £30bn (2010: £35bn) compared to term funding maturities of £25bn. During January 2012, £5bn of term funding was raised

- Approximately 10% of customer loans and advances at 31 December 2011 were secured against external funding, leaving significant headroom for further secured issuance

- At 31 December 2011 the liquidity pool was £152bn (2010: £154bn) and moved within a month-end range of £140bn to £167bn, with short-term funding being rolled over despite the stress in the wholesale funding markets. The liquidity pool comprises high quality, liquid unencumbered assets, diversified across currencies, broadly in line with wholesale debt requirements, with 93% (2010: 88%) of the pool comprising cash and deposits with central banks and government bonds

- The Group monitors compliance against anticipated Basel 3 metrics, including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). As at 31 December 2011, the Group met 82% of the
        LCR (2010: 80%) and 97% of the NSFR (2010: 94%) requirements and is on track to meet the 100% compliance under Basel 3 required by 2015 and 2018 respectively

Dividends

- We will pay a final dividend for 2011 of 3p per share on 16 March 2012 giving a total declared dividend for 2011 of 6p per share

Outlook

- The performance in January of RBB and Corporate Banking was consistent with the good performance achieved in 2011. Though it is too soon to suggest a trend, improvement in market conditions resulted in an encouraging start to the year for Barclays Capital

Chris Lucas, Finance Director

Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement
		Year Ended	Year Ended
Continuing Operations		31.12.11	31.12.10
	Notes1	£m	£m
Net interest income	1	12,201	12,523
Net fee and commission income		8,622	8,871
Net trading income		7,660	8,078
Net investment income		2,305	1,477
Net premiums from insurance contracts		1,076	1,137
Other income		1,169	118
Total income		33,033	32,204

Net claims and benefits incurred on insurance contracts		(741)	(764)
Total income net of insurance claims	2	32,292	31,440
Credit impairment charges and other provisions		(3,802)	(5,672)
Impairment of investment in BlackRock, Inc.		(1,800)	-
Net operating income		26,690	25,768

Staff costs		(11,407)	(11,916)
Administration and general expenses	3	(6,356)	(6,585)
Depreciation of property, plant and equipment		(673)	(790)
Amortisation of intangible assets		(419)	(437)
Operating expenses excluding provision for PPI redress, goodwill impairment and UK bank levy		(18,855)	(19,728)
Provision for PPI redress2	14	(1,000)	-
Goodwill impairment		(597)	(243)
UK bank levy	4	(325)	-
Operating expenses		(20,777)	(19,971)

Share of post-tax results of associates and joint ventures		60	58
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	5	(94)	81
Gain on acquisitions	6	-	129
Profit before tax		5,879	6,065
Tax	7	(1,928)	(1,516)
Profit after tax		3,951	4,549

Attributable to:
Equity holders of the parent		3,007	3,564
Non-controlling interests	8	944	985
Profit after tax		3,951	4,549

1       For notes to the Financial Statements see pages 67 to 80.
2       Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings. In addition the Group has recognised costs of £13m (2010: £162m) for the settlement of PPI claims unrelated to the Judicial Review.

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Comprehensive Income

		Year Ended	Year Ended
Continuing Operations		31.12.11	31.12.10
	Notes1	£m	£m
Profit after tax		3,951	4,549

Other Comprehensive Income
Currency translation differences	17	(1,607)	1,184
Available for sale financial assets	17	1,374	(1,236)
Cash flow hedges	17	1,263	(44)
Other		(74)	59
Other comprehensive income for the year		956	(37)

Total comprehensive income for the year		4,907	4,512

Attributable to:
Equity holders of the parent		4,576	2,975
Non-controlling interests		331	1,537
Total comprehensive income for the year		4,907	4,512

1 For notes, see pages 67 to 80.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet
		As at	As at
Assets		31.12.11	31.12.10
	Notes1	£m	£m
Cash and balances at central banks		106,894	97,630
Items in the course of collection from other banks		1,812	1,384
Trading portfolio assets		152,183	168,867
Financial assets designated at fair value		36,949	41,485
Derivative financial instruments	11	538,964	420,319
Loans and advances to banks		47,446	37,799
Loans and advances to customers		431,934	427,942
Reverse repurchase agreements and other similar secured lending		153,665	205,772
Available for sale financial investments		68,491	65,110
Current and deferred tax assets	7	3,384	2,713
Prepayments, accrued income and other assets		4,563	5,143
Investments in associates and joint ventures		427	518
Goodwill and intangible assets	13	7,846	8,697
Property, plant and equipment		7,166	6,140
Retirement benefit assets	15	1,803	126
Total assets		1,563,527	1,489,645

Liabilities
Deposits from banks		91,116	77,975
Items in the course of collection due to other banks		969	1,321
Customer accounts		366,032	345,788
Repurchase agreements and other similar secured borrowing		207,292	225,534
Trading portfolio liabilities		45,887	72,693
Financial liabilities designated at fair value		87,997	97,729
Derivative financial instruments	11	527,910	405,516
Debt securities in issue		129,736	156,623
Accruals, deferred income and other liabilities		12,580	13,233
Current and deferred tax liabilities	7	2,092	1,160
Subordinated liabilities		24,870	28,499
Provisions	14	1,529	947
Retirement benefit liabilities	15	321	365
Total liabilities		1,498,331	1,427,383

Shareholders' Equity
Shareholders' equity excluding non-controlling interests		55,589	50,858
Non-controlling interests	8	9,607	11,404
Total shareholders' equity		65,196	62,262

Total liabilities and shareholders' equity		1,563,527	1,489,645
1 For notes, see pages 67 to 80.

Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity
Year Ended 31.12.11	Called up Share Capital and Share Premium1	Other Reserves1	Retained Earnings	Total	Non-controlling Interests2	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2011	12,339	1,754	36,765	50,858	11,404	62,262
Profit after tax	-	-	3,007	3,007	944	3,951
Currency translation movements	-	(1,009)	-	(1,009)	(598)	(1,607)
Available for sale investments	-	1,380	-	1,380	(6)	1,374
Cash flow hedges	-	1,290	-	1,290	(27)	1,263
Other	-	-	(92)	(92)	18	(74)
Total comprehensive income for the year	-	1,661	2,915	4,576	331	4,907
Issue of shares under employee share schemes	41	-	838	879	-	879
Increase in treasury shares	-	(165)	-	(165)	-	(165)
Vesting of treasury shares	-	499	(499)	-	-	-
Dividends paid	-	-	(660)	(660)	(727)	(1,387)
Redemption of Reserve Capital Instruments	-	-	-	-	(1,415)	(1,415)
Other reserve movements	-	88	13	101	14	115
Balance at 31 December 2011	12,380	3,837	39,372	55,589	9,607	65,196

Year Ended 31.12.10
Balance at 1 January 2010	10,804	2,628	33,845	47,277	11,201	58,478
Profit after tax	-	-	3,564	3,564	985	4,549
Currency translation movements	-	742	-	742	442	1,184
Available for sale investments	-	(1,245)	-	(1,245)	9	(1,236)
Cash flow hedges	-	(100)	-	(100)	56	(44)
Other	-	-	14	14	45	59
Total comprehensive income for the year	-	(603)	3,578	2,975	1,537	4,512
Issue of new ordinary shares	1,500	-	-	1,500	-	1,500
Issue of shares under employee share schemes	35	-	830	865	-	865
Increase in treasury shares	-	(989)	-	(989)	-	(989)
Vesting of treasury shares	-	718	(718)	-	-	-
Dividends paid	-	-	(531)	(531)	(803)	(1,334)
Redemption of Reserve Capital Instruments	-	-	-	-	(487)	(487)
Other reserve movements	-	-	(239)	(239)	(44)	(283)
Balance at 31 December 2010	12,339	1,754	36,765	50,858	11,404	62,262

Condensed Consolidated Cash Flow Statement
	Year Ended	Year Ended
Continuing Operations	31.12.11	31.12.10
	£m	£m
Profit before tax	5,879	6,065
Adjustment for non-cash items	8,193	971
Changes in operating assets and liabilities	16,693	13,108
Corporate income tax paid	(1,686)	(1,458)
Net cash from operating activities	29,079	18,686
Net cash from investing activities	(1,912)	(5,627)
Net cash from financing activities	(5,961)	159
Effect of exchange rates on cash and cash equivalents	(2,933)	3,842
Net increase in cash and cash equivalents	18,273	17,060
Cash and cash equivalents at beginning of the period	131,400	114,340
Cash and cash equivalents at end of the period	149,673	131,400

1 Details of Share Capital and Other Reserves are shown on page 76.
2 Details on Non-controlling Interests are shown on page 70.

Results by Business

UK Retail and Business Banking

	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Net interest income	3,413	3,165	8
Net fee and commission income	1,157	1,255	(8)
Net trading loss	-	(2)	nm
Net investment income	17	-	nm
Net premiums from insurance contracts	92	130	(29)
Other (expense)/income	(1)	1	nm
Total income	4,678	4,549	3
Net claims and benefits incurred under insurance contracts	(22)	(31)	(29)
Total income net of insurance claims	4,656	4,518	3
Credit impairment charges and other provisions	(536)	(819)	(35)
Net operating income	4,120	3,699	11

Operating expenses (excluding provision for PPI redress)	(2,702)	(2,809)	(4)
Provision for PPI redress	(400)	-	nm
Operating expenses	(3,102)	(2,809)	10

Share of post-tax results of associates and joint ventures	2	(1)	nm
Gains on acquisition	-	100	nm
Profit before tax	1,020	989	3

Adjusted profit before tax1	1,420	889	60

Balance Sheet Information
Loans and advances to customers at amortised cost	£121.2bn	£115.6bn	5
Customer deposits	£111.8bn	£108.4bn	3
Total assets	£127.8bn	£121.6bn	5
Risk weighted assets	£34.0bn	£35.3bn	(4)

	Adjusted1		Statutory
Performance Measures	31.12.11	31.12.10	31.12.11	31.12.10
Return on average equity2	14.9%	9.9%	10.6%	11.4%
Return on average tangible equity2	28.6%	18.7%	20.3%	21.4%
Return on average risk weighted assets	3.0%	1.9%	2.1%	2.2%
Loan loss rate (bps)	44	70	44	70
Cost: income ratio	58%	62%	67%	62%

Key Facts		31.12.11	31.12.10
90 day arrears rates - UK loans		1.7%	2.6%
Number of UK current accounts		11.9m	11.6m
Number of UK savings accounts		15.1m	14.4m
Number of UK mortgage accounts		930,000	916,000
Number of Barclays Business customers		785,000	760,000
LTV of mortgage portfolio		44%	43%
LTV of new mortgage lending		54%	52%
Number of branches		1,625	1,658
Number of ATMs		3,629	3,345
Number of employees (full time equivalents)		34,100	34,700

1    Adjusted profit before tax and adjusted performance measures exclude the impact of the provision for PPI redress of £400m (2010: £nil) and gains on acquisitions of £nil (2010: £100m).
2     Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

Results by Business

UK Retail and Business Banking

- Adjusted profit before tax improved 60% to £1,420m. Profit before tax improved 3% to £1,020m after £400m provision for PPI redress and £100m gain on acquisition of Standard Life Bank in 2010

- Income improved 3% to £4,656m

- Net interest income improved 8% to £3,413m with net interest margin up to 151bps (2010: 145bps) and risk adjusted net interest margin up to 127bps (2010: 108bps)

- Customer asset margin declined to 122bps (2010: 126bps) with average customerassets increasing 4% to £118.5bn

-    Customer liability margin improved to 87bps (2010: 68bps) reflecting the increase in the cost of funds and therefore the value generated from customer liabilities. Average customer liabilities increased 3%~
      to £107.8bn

- Net fee and commission income down 8% to £1,157m following closure of the branch-based element of the financial planning business

- Credit impairment charges decreased 35% to £536m with annualised loan loss rate of 44bps (2010: 70bps)

- Personal unsecured lending impairment improved 44% to £311m with 90 dayarrears rates on UK personal loans improving to 1.7% (2010: 2.6%)

- Operating expenses decreased 8% to £2,702m, excluding £400m provision for PPI redress in 2011 and £123m one-off pension credit in 2010. Including these items, operating expenses increased 10% to £3,102m

- Total loans and advances to customers increased 5% to £121.2bn driven by growth in mortgage balances

-    Average mortgage balances increased 6%, with strong positive net lending. Mortgage balances of £107.8bn at 31 December 2011 (2010: £101.2bn) with share by value of 9% (2010: 8%). Gross new mortgage lending of £17.2bn (2010: £16.9bn), with share by value of 12% (2010: 13%). Mortgage redemptions down to £10.7bn (2010: £11.0bn), with net new mortgage lending of £6.5bn (2010: £5.9bn)

- Average Loan to Value (LTV) ratio on the mortgage portfolio (including buy to let) on a current valuation basis was 44% (2010: 43%). Average LTVof new mortgage lending was 54% (2010: 52%)

- Total customer deposits increased 3% to £111.8bn

- Risk weighted assets decreased 4% to £34.0bn reflecting a decrease in unsecured lending balances partially offset by the growth in mortgage balances

- Adjusted return on average equity improved to 14.9% (2010: 9.9%) and adjusted return on average tangible equity improved to 28.6% (2010: 18.7%)

Results by Business

Europe Retail and Business Banking

	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Net interest income	786	679	16
Net fee and commission income	429	421	2
Net trading income	9	20	(55)
Net investment income	91	67	36
Net premiums from insurance contracts	463	479	(3)
Other (expense)/income	(49)	9	nm
Total income	1,729	1,675	3
Net claims and benefits incurred under insurance contracts	(503)	(511)	(2)
Total income net of insurance claims	1,226	1,164	5
Credit impairment charges and other provisions	(261)	(314)	(17)
Net operating income	965	850	14

Operating expenses (excluding goodwill impairment)	(1,211)	(1,033)	17
Goodwill impairment	(427)	-	nm
Operating expenses	(1,638)	(1,033)	59

Share of post-tax results of associates and joint ventures	12	15	(20)
Gains on acquisition	-	29	nm
Loss before tax	(661)	(139)	nm

Adjusted loss before tax1	(234)	(168)	39

Balance Sheet Information
Loans and advances to customers at amortised cost	£43.6bn	£43.4bn	-
Customer deposits	£16.4bn	£18.9bn	(13)
Total assets	£51.3bn	£53.6bn	(4)
Risk weighted assets	£17.4bn	£17.3bn	1

	Adjusted1		Statutory
Performance Measures	31.12.11	31.12.10	31.12.11	31.12.10
Return on average equity2, 3	(6.0%)	(1.0%)	(21.8%)	(0.2%)
Return on average tangible equity2, 3	(7.9%)	(1.3%)	(29.0%)	(0.2%)
Return on average risk weighted assets3	(0.9%)	(0.1%)	(3.3%)	(0.0%)
Loan loss rate (bps)	54	71	54	71
Cost: income ratio	99%	89%	134%	89%

Key Facts		31.12.11	31.12.10
30 day arrears rates - cards		5.9%	6.8%
Number of customers		2.7m	2.7m

Number of branches		978	1,120
Number of sales centres		250	243
Number of distribution points		1,228	1,363

Number of employees (full time equivalents)		8,500	9,400

1     Adjusted loss before tax and adjusted performance measures excludes goodwill impairment of £427m (2010: £nil) and gains on acquisition of £nil (2010:  £29m).
2     Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.
3      2010 return on average equity, return on average tangible equity and return on average risk weighted assets reflect a deferred tax benefit of £205m.

Results by Business

Europe Retail and Business Banking

- Adjusted loss before tax of £234m (2010: £168m) reflecting repositioning of the business due to the deteriorating economic environment and restructuring charges of £189m (2010: £22m)

- Loss before tax of £661m (2010: £139m) reflecting £427m of Spanish goodwill impairment and restructuring charges of £189m

- Spanish goodwill fully impaired due to the deteriorating economic environment in Spain in the fourth quarter of 2011 and ongoing economic uncertainty

- Income improved 5% to £1,226m reflecting higher average asset and liability volumes, improved margins and the appreciation of the average value of the Euro against Sterling

- Net interest income improved 16% to £786m with the net interest margin up to 128bps (2010: 116bps)

- Average customer assets increased 5% to £43.7bn despite customer asset margin reduction to 87bps (2010: 102bps) due to increased funding costs

- Average customer liabilities increased 3% to £17.7bn with customer liability margin up to 65bps (2010: 11bps) mainly due to re-pricing

- Net fee and commission income improved by 2% to £429m

- Net premiums from insurance contracts declined 3% to £463m, with a corresponding decline in net claims and benefits of £503m (2010: £511m)

- Credit impairment charges and other provisions decreased 17% to £261m principally due to lower charges in the cards portfolios reflecting lower 30 and 90 day arrears rates and lower recovery balances

- The lower impairment was the main driver for the loan loss rate decreasing to 54bps (2010: 71bps)

- Operating expenses increased 17% to £1,211m excluding the £427m Spanish goodwill impairment, primarily due to restructuring charges of £189m

- 142 branches, largely in Spain, have been closed and the number of employees reduced by 900 during 2011

- Loans and advances to customers remained stable

- Customer deposits decreased 13% to £16.4bn, reflecting the competitive environment

- Adjusted return on average equity of negative 6.0% (2010: negative 1.0%) reflecting the repositioning of the business during 2011

Results by Business

Africa Retail and Business Banking
	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Net interest income	2,096	2,033	3
Net fee and commission income	1,271	1,318	(4)
Net trading income	70	53	32
Net investment income	56	58	(3)
Net premiums from insurance contracts	432	399	8
Other income	57	54	6
Total income	3,982	3,915	2
Net claims and benefits incurred under insurance contracts	(215)	(215)	-
Total income net of insurance claims	3,767	3,700	2
Credit impairment charges and other provisions	(464)	(562)	(17)
Net operating income	3,303	3,138	5

Operating expenses	(2,399)	(2,418)	(1)

Share of post-tax results of associates and joint ventures	4	3	33
Profit on disposal of subsidiaries, associates and joint ventures	2	81	nm
Profit before tax	910	804	13

Adjusted profit before tax1	908	723	26

Balance Sheet Information
Loans and advances to customers at amortised cost	£36.7bn	£45.4bn	(19)
Customer deposits	£30.1bn	£31.3bn	(4)
Total assets	£50.8bn	£60.3bn	(16)
Risk weighted assets	£33.4bn	£38.4bn	(13)

	Adjusted1		Statutory
Performance Measures	31.12.11	31.12.10	31.12.11	31.12.10
Return on average equity2	10.0%	9.0%	10.0%	11.5%
Return on average tangible equity2	16.6%	15.9%	16.7%	18.2%
Return on average risk weighted assets	1.7%	1.6%	1.7%	1.8%
Loan loss rate (bps)	121	119	121	119
Cost: income ratio	64%	65%	64%	65%

Key Facts		31.12.11	31.12.10
Number of customers		14.5m	14.4m
Number of ATMs		10,068	9,530

Number of branches		1,354	1,321
Number of sales centres		139	222
Number of distribution points		1,493	1,543

Number of employees (full time equivalents)3		45,300	47,700

1     Adjusted profit before tax and adjusted performance measures exclude the impact of gains on acquisitions and disposals of £2m (2010: £81m).
2     Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.
3     The number of employees for 2010 has been revised to include 100 employees transferred from Head Office.

Results by Business

Africa Retail and Business Banking

- Adjusted profit before tax improved 26% to £908m reflecting business growth in South Africa and a significant improvement in credit impairments across the African continent offset by non-recurrence of a pension credit of £54m in 2010

- Profit before tax improved 13% to £910m, with 2010 including a gain of £77m from the sale of the custody business

- Income improved 2% to £3,767m with good underlying growth offset by currency movements

- Net interest income improved 3% to £2,096m with the net interest margin up to 307bps (2010: 294bps)

-    South Africa improved 9% to £1,628m due to strong liability growth and margin improvements, partially offset by the depreciation in the average value of the Rand against Sterling and a reduction in total advances to customers

- The rest of the African businesses declined 12% to £468m due to Sterling appreciation and the impact of margin compression in both retail and corporate portfolios

- Average customer assets decreased 6% to £38.9bn, driven by depreciation of major African currencies against Sterling and lower volumes

- Customer asset margin stable at 311bps (2010: 312bps)

-    Improvement in South Africa driven by a continued move towards higher margin business, pricing improvements and a reduction in the cost of funding, offset by margin decline in the rest of the continent

- Average customer liabilities increased 6% to £29.5bn as underlying growth in retail and commercial deposits of 13% in South Africa offset by depreciation of the Rand against Sterling

- Customer liability margin stable at 227bps (2010: 225bps) as growth in high margin products within retail was offset by pressures on commercial margins

- Net fee and commission income declined 4% to £1,271m reflecting the impact of currency partially offset by the impact of volume growth and selected pricing increases

- Credit impairment charges decreased 17% to £464m reflecting improved economic conditions in South Africa and better recoveries across the continent, together with currency movements

- Operating expenses decreased 1% to £2,399m

- Primarily driven by strong cost management, currency movements and restructuring benefits

- Partially offset by a one-off pension credit in 2010 and inflationary pressures

- Total loans and advances to customers decreased 19% to £36.7bn primarily reflecting a 16% impact from currency movements

- Adjusted return on average equity increased to 10.0% (2010: 9.0%)

Results by Business

Barclaycard

	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Net interest income	2,860	2,814	2
Net fee and commission income	1,171	1,136	3
Net trading loss	(7)	(8)	(13)
Net investment income	10	39	(74)
Net premiums from insurance contracts	42	50	(16)
Other income	20	1	nm
Total income	4,096	4,032	2
Net claims and benefits incurred under insurance contracts	(1)	(8)	(88)
Total income net of insurance claims	4,095	4,024	2
Credit impairment charges and other provisions	(1,259)	(1,688)	(25)
Net operating income	2,836	2,336	21

Operating expenses (excluding provision for PPI redress and goodwill impairment)	(1,659)	(1,570)	6
Provision for PPI redress	(600)	-	nm
Goodwill impairment	(47)	-	nm
Operating expenses	(2,306)	(1,570)	47
Share of post-tax results of associates and joint ventures	31	25	24
Profit before tax	561	791	(29)

Adjusted profit before tax1	1,208	791	53

Balance Sheet Information
Loans and advances to customers at amortised cost	£30.1bn	£26.6bn	13
Total assets	£33.8bn	£30.3bn	12
Risk weighted assets	£34.2bn	£31.9bn	7

	Adjusted1		Statutory
Performance Measures	31.12.11	31.12.10	31.12.11	31.12.10
Return on average equity2	17.4%	12.5%	6.8%	12.5%
Return on average tangible equity2	23.0%	16.9%	9.0%	16.9%
Return on average risk weighted assets	2.6%	1.9%	1.2%	1.9%
Loan loss rate (bps)	391	570	391	570
Cost: income ratio	41%	39%	56%	39%

Key Facts		31.12.11	31.12.10
30 day arrears rates - UK cards		2.7%	3.4%
30 day arrears rates - US cards		3.1%	4.6%
30 day arrears rates - South Africa cards3		4.9%	7.2%
Total number of Barclaycard customers		23.5m	21.7m
Total average outstanding balances - Cards		£22.8bn	£20.9bn
Total average extended credit balances - Cards		£19.1bn	£17.0bn
Average outstanding balances - Loans		£5.0bn	£5.5bn
Number of retailer relationships		87,000	87,000
Number of employees (full time equivalent)		10,400	9,900

1    Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £600m (2010: £nil) and £47m  goodwill impairment in FirstPlus secured lending portfolio (2010: £nil).
2     Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.
3      South Africa cards 30 day arrears rates revised to include approved debt counselling accounts.

Results by Business

Barclaycard

- Adjusted profit before tax improved 53% to £1,208m

- Profit before tax declined 29% to £561m after £600m provision for PPI redress and £47m goodwill impairment in FirstPlus secured lending portfolio

- International profit increased driven by significant improvements in the US and South Africa

- Both the Egg consumer card assets and the MBNA corporate card portfolio acquired during the first half of 2011 delivered profits

- Income improved 2% to £4,095m, with growth in balances driven by UK Cards partially offset by higher customer balance repayments in the US and depreciation of US Dollar against Sterling

- UK income improved 8% to £2,639m including contribution from Egg and MBNA portfolios, partially offset by continued run-off of FirstPlus

- International income declined 7% to £1,456m due to customer balance repayments in the US and depreciation of the US Dollar against Sterling

- Net interest income improved 2% to £2,860m

- Average customer assets increased 5% to £30.3bn

-    UK Cards average extended card balances increased 27% to £11.2bn due to acquisitions and balance transfers, partially offset by higher customer balance repayments in the US and continued run-off of FirstPlus

- Customer asset margin up 17bps to 952bps, with net interest margin down 33bps to 944bps due to hedge impact

- Net fee and commission improved 3% to £1,171m

- Credit impairment charges decreased 25% to £1,259m principally driven by lower charges in the cards portfolios, reflecting improved underlying delinquency performance, lower bankruptcies and charge-offs

- Operating expenses increased 47% to £2,306m. Excluding the provision for PPI redress, FirstPlus goodwill impairment and the impact of the Egg and MBNA acquisitions, operating expenses were flat on prior year

- Total assets increased 12% to £33.8bn and risk weighted assets increased 7% to £34.2bn reflecting acquired portfolios and organic growth in the UK. These were partially offset by continued run-off of FirstPlus

- Adjusted return on average equity increased to 17.4% (2010: 12.5%) and adjusted return on average tangible equity increased to 23.0% (2010: 16.9%), reflecting increased profit after tax

Results by Business

Barclays Capital

	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Net interest income	1,177	1,121	5
Net fee and commission income	3,026	3,347	(10)
Net trading income	5,264	7,986	(34)
Net investment income	873	752	16
Other (expense)/income	(5)	3	nm
Total income	10,335	13,209	(22)

Credit impairment charges and other provisions	(93)	(543)	(83)
Net operating income	10,242	12,666	(19)

Operating expenses	(7,289)	(8,295)	(12)

Share of post-tax results of associates and joint ventures	12	18	(33)
Profit before tax1	2,965	4,389	(32)

Adjusted profit before tax1	2,965	4,389	(32)

Balance Sheet Information
Loans and advances to banks and customers at amortised cost	£158.6bn	£149.7bn	6
Customer deposits	£83.1bn	£70.3bn	18
Total assets	£1,158.4bn	£1,094.8bn	6
Assets contributing to adjusted gross leverage	£604.0bn	£668.1bn	(10)
Risk weighted assets	£186.7bn	£191.3bn	(2)
Liquidity pool	£152bn	£154bn	(1)

	Adjusted1		Statutory
Performance Measures	31.12.11	31.12.10	31.12.11	31.12.10
Return on average equity2	10.4%	13.5%	10.4%	13.5%
Return on average tangible equity2	10.8%	14.1%	10.8%	14.1%
Return on average risk weighted assets	1.2%	1.5%	1.2%	1.5%
Loan loss rate (bps)	8	42	8	42
Cost: income ratio	71%	63%	71%	63%
Cost: net operating income ratio	71%	65%	71%	65%
Compensation: income ratio	47%	43%	47%	43%
Average income per employee (000s)	£424	£529	£424	£529

Key Facts		31.12.11	31.12.10
Average DVaR (95%)		£57m	£53m
Number of employees (full time equivalents)		24,000	24,800

1     The impact of own credit movements in the fair value of structured note issuance of £2,708m (2010: £391m) is now included within the results of Head Office Functions and Other Operations, rather than Barclays Capital. This reflects the fact that these fair value movements relate to the credit worthiness of the issuer as a whole, rather than Barclays Capital in particular, and are not included within any assessment of Barclays Capital's underlying performance. Furthermore, delays to planned changes in accounting standards will mean own credit movements are likely to continue to be reflected in the income statement for the foreseeable future.
2     Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

Results by Business

Barclays Capital

- Profit before tax of £2,965m (2010: £4,389m), driven by a 22% reduction in income to £10,335m in a challenging market environment, partially offset by reduced credit impairment charges and operating expenses, including compensation costs

	Year Ended	Year Ended
Analysis of Total Income	31.12.11	31.12.10
	£m	£m	% Change
Fixed Income, Currency and Commodities	6,325	8,687	(27)
Equities and Prime Services	1,751	2,040	(14)
Investment Banking	2,027	2,243	(10)
Principal Investments	232	239	(3)
Total income	10,335	13,209	(22)

-     Fixed Income, Currency and Commodities (FICC) declined 27% to £6,325m, reflecting lower contributions from Rates, Credit, and Commodities in a challenging trading environment. Currency improved 27%
      on 2010, benefiting from market volatility and strong client volumes

- Equities and Prime Services declined 14%, with reduced performance in cash equities and equity derivatives offset by improved client flow in equity financing

- Investment Banking reduced 10%. Equity underwriting was in line with the prior year, while financial advisory and debt underwriting were impacted by lower deal activity

- Income in the fourth quarter of 2011 of £1,818m, declined 19% on the third quarter of 2011. Investment Banking income improved 30%, reflecting strong performances in financial advisory and debt and equity underwriting. Equities and Prime Services income declined 10% and FICC income declined 32%

- Credit impairment charge of £93m (2010: £543m) reflecting charges primarily relating to leveraged finance, offset by a release of £223m of the impairment allowance relating to the Protium loan

- Operating expenses reduced 12% to £7,289m, reflecting a decrease in both non-compensation and compensation costs. 2011 bonus pool down 32% to £1.5bn compared to a decrease in headcount of 3%

- Assets contributing to adjusted gross leverage decreased 10% to £604bn primarily due to a reduction in reverse repurchase transactions.  Total assets increased 6% to £1,158bn, reflecting increases in the fair value ofgross interest rate derivative assets offset by a reduction in reverse repurchase agreements

- Credit market exposures of £15.2bn, reduced by £8.7bn primarily driven by sale of assets formerly held as Protium collateral and commercial real estate loans and properties

- Risk weighted assets down 2% to £187bn, reflecting lower levels of client activity, risk reduction and reduction in credit market exposures, more than offsetting the impact of CRD3

- Return on average equity of 10.4% (2010: 13.5%) and return on average risk weighted assets of 1.2% (2010: 1.5%), reflecting difficult market conditions

Results by Business

Barclays Corporate

	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Net interest income	2,036	2,004	2
Net fee and commission income	929	910	2
Net trading (expense)/income	(99)	80	nm
Net investment income/(expense)	29	(32)	nm
Other income	17	12	42
Total income	2,912	2,974	(2)
Credit impairment charges and other provisions	(1,149)	(1,696)	(32)
Net operating income	1,763	1,278	38

Operating expenses excluding goodwill impairment	(1,639)	(1,664)	(2)
Goodwill impairment	(123)	(243)	(49)
Operating expenses	(1,762)	(1,907)	(8)

Share of post-tax results of associates and joint ventures	2	(2)	nm
Loss on disposal of subsidiaries, associates and joint ventures	(73)	-	nm
Loss before tax	(70)	(631)	(89)

Adjusted profit/(loss) before tax1	126	(388)	nm

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£64.6bn	£65.7bn	(2)
Loans and advances to customers at fair value	£17.2bn	£14.4bn	19
Customer deposits	£77.7bn	£71.0bn	9
Total assets	£88.7bn	£85.7bn	4
Risk weighted assets	£69.7bn	£70.8bn	(2)
Number of employees (full time equivalents)	9,700	11,900

	Adjusted1		Statutory
Performance Measures	31.12.11	31.12.10	31.12.11	31.12.10
Return on average equity2	1.3%	(4.1%)	(1.4%)	(7.1%)
Return on average tangible equity2	1.4%	(4.4%)	(1.5%)	(7.7%)
Return on average risk weighted assets	0.1%	(0.5%)	(0.2%)	(0.8%)
Loan loss rate (bps)	162	226	162	226
Cost: income ratio	56%	56%	61%	64%

	31.12.11				31.12.10
Income Statement Information by Geography	UK	Europe	RoW	Total	UK	Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Income	2,199	440	273	2,912	2,279	428	267	2,974
Credit impairment charges and other provisions	(355)	(716)	(78)	(1,149)	(459)	(1,072)	(165)	(1,696)
Operating expenses excluding goodwill impairment	(1,099)	(248)	(292)	(1,639)	(984)	(209)	(471)	(1,664)
Goodwill impairment	-	(123)	-	(123)	-	-	(243)	(243)
Share of post-tax results of associates and joint ventures	2	-	-	2	(2)	-	-	(2)
Loss on disposal of subsidiaries, associates and joint ventures	-	-	(73)	(73)	-	-	-	-
Profit/(loss) before tax	747	(647)	(170)	(70)	834	(853)	(612)	(631)

Adjusted profit/(loss) before tax1	747	(524)	(97)	126	834	(853)	(369)	(388)

1     Adjusted profit before tax and adjusted performance measures exclude the impact of loss on disposal of Barclays Bank Russia of £73m (2010: £nil) and £123m of Spain goodwill impairment (2010: £243m). 2010 adjusted profit before tax has been revised to exclude goodwill impairment of £243m on Barclays Bank Russia.
2     Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

Results by Business

Barclays Corporate

•     Adjusted profit before tax improved to £126m (2010: loss of £388m), reflecting significant progress in restructuring overseas operations and improved credit impairment in Europe. Loss before tax improved to
       £70m (2010: £631m loss), including £123m impairment of Spanish goodwill and £73m loss on the disposal of Barclays Bank Russia (BBR)

-    UK profit before tax declined £87m to £747m including a decline in the net valuation of fair value loans. Excluding this item, underlying UK performance improved, reflecting increased net investment and fee and commission income and improving credit impairment, partially offset by an increase in costs mainly from the non-recurrence of a prior year pension credit and continued investment in infrastructure

- Europe loss before tax reduced 24% to £647m, reflecting lower credit impairment partially offset by the goodwill impairment in Spain

-    Rest of the World loss before tax reduced 72% to £170m, principally due to the non-recurrence of a prior year goodwill impairment in BBR, lower operating expenses and an improvement in loan loss rates, partially offset by the loss on disposal of BBR

• Net interest income improved 2% to £2,036m driven by increases in UK customer liabilities and customer liability margins

• Net interest margin down to 146bps (2010: 153bps), with average customer assets down 2% to £68.7bn and average customer liabilities up 16% to £70.6bn

• Credit impairment charges reduced 32% to £1,149m, as overall loan loss rates improved to 162bps (2010: 226bps)

- UK reduced 23% to £355m, benefiting from lower default rates and tightly controlled exposure to commercial real estate loans

-    Europe reduced 33% to £716m primarily due to lower impairment charges in Spain of £480m (2010: £898m), reflecting proactive risk managment action to reduce exposure to the property and construction sector

- Rest of the World reduced 53% to £78m, primarily as a result of management action to reduce risk profile of portfolios

• Operating expenses reduced by 2% to £1,639m, excluding the impact of goodwill impairment

- A decrease in restructuring charges and benefits from streamlining operations and improving efficiencies more than offset the impact of the non-recurrence of the prior year pension credit

• Total assets increased to £88.7bn (2010: £85.7bn) mainly driven by higher balances in the UK

• Good growth in customer deposits to £77.7bn (2010: £71.0bn), largely within the UK, benefiting from product innovation

• Risk weighted assets decreased 2% to £69.7bn reflecting reductions in net exposures in Europe and Rest of the World, partially offset by higher net balances in the UK

• Adjusted return on average equity of 1.3% (2010: negative 4.1%)

Results by Business

Barclays Wealth

	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Net interest income	798	678	18
Net fee and commission income	943	869	9
Net trading income	5	11	(55)
Net investment income	-	2	nm
Other (expense)/income	(2)	-	nm
Total income	1,744	1,560	12
Credit impairment charges and other provisions	(41)	(48)	(15)
Net operating income	1,703	1,512	13

Operating expenses	(1,493)	(1,349)	11

Share of post-tax results of associates and joint ventures	(3)	-	nm
Profit before tax	207	163	27

Adjusted profit before tax	207	163	27

Balance Sheet Information and Key Facts
Loans and advances to customers at amortised cost	£18.8bn	£16.1bn	17
Customer deposits	£46.5bn	£44.8bn	4
Total assets	£20.9bn	£17.8bn	17
Risk weighted assets	£13.1bn	£12.4bn	6
Total client assets	£164.2bn	£163.9bn	-
Number of employees (full time equivalents)	7,700	7,700

	Adjusted		Statutory
Performance Measures	31.12.11	31.12.10	31.12.11	31.12.10
Return on average equity1	10.9%	8.8%	10.9%	8.8%
Return on average tangible equity1	15.0%	12.3%	15.0%	12.3%
Return on average risk weighted assets	1.5%	1.2%	1.5%	1.2%
Loan loss rate (bps)	21	29	21	29
Cost: income ratio	86%	86%	86%	86%

1      Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

Results by Business

Barclays Wealth

- Profit before tax increased 27% to £207m. Strong income growth partly offset by increased investment in the growth of the business

- Income improved 12% to £1,744m reflecting strong income growth in the High Net Worth businesses. Net operating income improved 13% to £1,703m with the loan loss rate reducing to 21bps (2010: 29bps)

- Net interest income improved 18% to £798m as customer deposit and loan balances have increased reflecting growth in High Net Worth client balances and an increase in margins on deposits

- Netinterest margin increased to 129bps from 122bps with average customer deposits up £3.6bn to £44.5bn and average loans up £3.0bn to £17.5bn

- Net fee and commission income improved 9% to £943m driven by higher transactional activity in the High Net Worth businesses

- Operating expenses increased 11% to £1,493m

-   Increase in investment spend and related restructuring costs to support the strategic investment programme

- Cost of increase in client facing staff and infrastructure to support the High Net Worth businesses

- Risk weighted assets increased 6% to £13.1bn. This compares to growth in lending of 17%, with an increased level of collateral in the lending portfolio

- Client assets increased marginally to £164.2bn (2010: £163.9bn) with strong net new asset growth in the High Net Worth businesses offset by market, foreign exchange and other movements

- Return on average equity increased to 10.9% (2010: 8.8%) and return on average tangible equity up to 15.0% (2010: 12.3%) with growth in income and profit before tax significantly higher than increased equity

Results by Business

Investment Management
	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Total income	53	78	(32)

Impairment of investment in BlackRock, Inc.	(1,800)	-	nm
Net operating income	(1,747)	78	nm

Operating expenses	(15)	(11)	36

(Loss)/profit before tax	(1,762)	67	nm

Adjusted profit before tax1	96	67	43

Balance Sheet Information
Total assets	£4.1bn	£4.6bn	(11)
Risk weighted assets	£0.1bn	£0.1bn	-

- Adjusted profit before tax of £96m (2010: £67m), principally reflecting dividend income of £123m (2010: £100m) from the Group's available for sale holding in BlackRock, Inc. which represents a 19.7%
       (2010: 19.9%) interest

- The loss before tax of £1,762m (2010: profit of £67m) resulted from the £1,800m impairment of the Group's investment in BlackRock, Inc. The impairment reflects the recycling through the income statement of the cumulative reduction in market value of the Group's investment in BlackRock, Inc. as at 30 September 2011 previously recognised in equity

- The fair value of the holding as at 31 December 2011 was £4.1bn (2010: £4.6bn). Since 30 September 2011, the value of the holding has increased by £0.7bn, which has been taken to equity. For regulatory capital purposes, the increase is deducted from the Group's Core Tier 1. If the increase had been included in Core Tier 1 Capital, the Group's Core Tier 1 Capital ratio would have been 0.2% higher

1        Adjusted profit before tax excludes £1,800m impairment of investment in BlackRock, Inc. (2010: £nil) and £58m loss (2010: £nil) on disposal of a portion of the Group's strategic investment in BlackRock, Inc.
       recycled through investment income.

Results by Business

Head Office Functions and Other Operations
	Year Ended	Year Ended
Income Statement Information	31.12.11	31.12.10
	£m	£m	% Change
Total income net of insurance claims (excluding own credit and gains on debt buy-backs)	(334)	(178)	88
Own credit1	2,708	391	nm
Gains on debt buy-backs	1,130	-	nm
Total income net of insurance claims	3,504	213	nm
Credit impairment release/(charge) and other provisions	1	(2)	nm
Net operating income	3,505	211	nm

Operating expenses (excluding UK bank levy)	(448)	(579)	(23)
UK bank levy	(325)	-	nm
Operating expenses	(773)	(579)	34

Loss on disposal of subsidiaries, associates and joint ventures	(23)	-	nm
Profit/(loss) before tax1	2,709	(368)	nm

Adjusted loss before tax2	(1,106)	(759)	46

Balance Sheet Information and Key Facts
Total assets	£27.8bn	£20.9bn	33
Risk weighted assets	£2.4bn	£0.6bn	nm
Number of employees (full time equivalents)3	1,400	1,400

- Adjusted loss before tax increased 46% to £1,106m, principally as a result of a £325m charge arising from the UK bank levy that came into force during 2011. Profit before tax improved significantly to
       £2,709m (2010: loss of £368m), reflecting own credit gains and gains on debt buy-backs

- Total income improved to £3,504m (2010: £213m)

- Own credit gains, increased to £2,708m (2010: £391m)

- Gains on debt buy-backs of £1,130m (2010: £nil) resulting from the retirement of Tier 1 capital, which will not qualify as Tier 1 capital under Basel 3

- Partially offset by the non-recurrence in 2011 of £265m income from currency translation reserves following the repatriation of capital from overseas operations that was recognised in 2010

- Operating expenses increased to £773m (2010: £579m) principally due to the UK bank levy of £325m and higher Financial Services Compensation Scheme (FSCS) costs,partially offset by non recurrence of a
       2010 provision of £194m in relation to resolution of the investigation into Barclays compliance with US economic sanctions

- The loss on disposal of £23m reflects losses from currency translation reserves recognised in the income statement following the disposal of Barclays Bank Russia

- Total assets increased 33% to £27.8bn due to purchases of government bonds to support the Group's hedging and liquidity management activities

1        The impact of own credit movements in the fair value of structured note issuance of £2,708m (2010: £391m) is now included within the results of Head Office Functions and Other Operations, rather than Barclays Capital. This reflects the fact that these fair value movements relate to the credit worthiness of the Group as a whole, rather than Barclays Capital in particular, and are not included within any assessment of Barclays Capital's underlying performance. Furthermore, delays to planned changes in accounting standards will mean own credit movements are likely to continue to be reflected in the income statement for the foreseeable future.

2       Adjusted loss before tax excludes the impact of own credit gains of £2,708m (2010: £391m); gains on debt buybacks of £1,130m (2010: nil) and £23m (2010: nil) loss on disposal of subsidiaries associates and joint ventures.

3 The number of employees for 2010 has been revised to exclude 100 employees transferred to Africa RBB.

Results by Quarter

Group Results	Q411	Q311	Q211	Q111	Q410	Q310	Q210	Q110
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	6,212	7,001	7,549	7,750	8,081	7,238	7,563	8,167
Credit impairment charges and other provisions	(951)	(1,023)	(907)	(921)	(1,374)	(1,218)	(1,572)	(1,508)
Net operating income	5,261	5,978	6,642	6,829	6,707	6,020	5,991	6,659
Operating expenses (excluding UK bank levy)	(4,414)	(4,659)	(4,940)	(4,842)	(5,252)	(4,756)	(4,868)	(4,852)
UK bank levy	(325)	-	-	-	-	-	-	-
Share of post tax results of associates & JVs	6	18	19	17	16	9	18	15
Adjusted profit before tax	528	1,337	1,721	2,004	1,471	1,273	1,141	1,822

Adjusting items
Own credit	(263)	2,882	440	(351)	487	(947)	953	(102)
Gains on debt buy-backs	1,130	-	-	-	-	-	-	-
Disposal of strategic investment in BlackRock, Inc.	-	-	(58)	-	-	-	-	-
Impairment of investment in BlackRock, Inc.	-	(1,800)	-	-	-	-	-	-
Provision for PPI redress	-	-	(1,000)	-	-	-	-	-
Goodwill impairment	(550)	-	(47)	-	(243)	-	-	-
(Losses)/gains on acquisitions and disposals	(32)	3	(67)	2	76	1	33	100
Profit before tax	813	2,422	989	1,655	1,791	327	2,127	1,820

Basic earnings per share	2.9p	9.7p	4.0p	8.5p	9.1p	0.4p	11.6p	9.3p
Adjusted cost: income ratio	76%	67%	65%	62%	65%	66%	64%	59%
Adjusted cost: net operating income ratio	90%	78%	74%	71%	78%	79%	81%	73%
Cost: income ratio	75%	47%	75%	65%	64%	76%	57%	60%
Cost: net operating income ratio	86%	66%	85%	75%	76%	94%	70%	74%

UK RBB
Adjusted basis
Total income net of insurance claims	1,129	1,273	1,170	1,084	1,186	1,161	1,087	1,084
Credit impairment charges and other provisions	(156)	(105)	(131)	(144)	(170)	(202)	(222)	(225)
Net operating income	973	1,168	1,039	940	1,016	959	865	859
Operating expenses	(752)	(675)	(622)	(653)	(762)	(725)	(628)	(694)
Share of post tax results of associates & JVs	1	1	(1)	1	1	(4)	-	2
Adjusted profit before tax	222	494	416	288	255	230	237	167

Adjusting items
Provision for PPI redress	-	-	(400)	-	-	-	-	-
Gains on acquisitions and disposals	-	-	-	-	-	-	29	71
Profit before tax	222	494	16	288	255	230	266	238

Europe RBB
Adjusted basis
Total income net of insurance claims	247	375	309	295	263	299	297	305
Credit impairment charges and other provisions	(83)	(62)	(47)	(69)	(89)	(92)	(62)	(71)
Net operating income	164	313	262	226	174	207	235	234
Operating expenses	(291)	(263)	(368)	(289)	(283)	(255)	(246)	(249)
Share of post tax results of associates & JVs	2	2	4	4	4	4	4	3
Adjusted (loss)/profit before tax	(125)	52	(102)	(59)	(105)	(44)	(7)	(12)

Adjusting items
Goodwill impairment	(427)	-	-	-	-	-	-	-
Gains on acquisitions and disposals	-	-	-	-	-	-	-	29
(Loss)/profit before tax	(552)	52	(102)	(59)	(105)	(44)	(7)	17

Results by Quarter

Africa RBB	Q411	Q311	Q211	Q111	Q410	Q310	Q210	Q110
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted basis
Total income net of insurance claims	906	994	955	912	983	935	900	882
Credit impairment charges and other provisions	(87)	(109)	(126)	(142)	(137)	(95)	(164)	(166)
Net operating income	819	885	829	770	846	840	736	716
Operating expenses	(534)	(642)	(618)	(605)	(678)	(671)	(549)	(520)
Share of post tax results of associates & JVs	1	-	1	2	5	(3)	-	1
Adjusted profit before tax	286	243	212	167	173	166	187	197

Adjusting items
Gains on acquisitions and disposals	-	2	-	-	77	-	4	-
Profit before tax	286	245	212	167	250	166	191	197

Barclaycard
Adjusted basis
Total income net of insurance claims	983	1,140	1,012	960	1,036	1,030	981	977
Credit impairment charges and other provisions	(271)	(340)	(344)	(304)	(393)	(405)	(425)	(465)
Net operating income	712	800	668	656	643	625	556	512
Operating expenses	(458)	(430)	(400)	(371)	(420)	(386)	(364)	(400)
Share of post tax results of associates & JVs	5	8	7	11	7	5	7	6
Adjusted profit before tax	259	378	275	296	230	244	199	118

Adjusting items
Provision for PPI redress	-	-	(600)	-	-	-	-	-
Goodwill impairment	-	-	(47)	-	-	-	-	-
Profit/(loss) before tax	259	378	(372)	296	230	244	199	118

Barclays Capital1
Adjusted and statutory basis
Fixed Income, Currency and Commodities	971	1,438	1,715	2,201	2,031	1,773	2,138	2,745
Equities and Prime Services	305	338	563	545	625	359	563	493
Investment Banking	506	389	520	612	725	501	461	556
Principal Investments	36	89	99	8	115	19	4	101
Total income	1,818	2,254	2,897	3,366	3,496	2,652	3,166	3,895
Credit impairment charges and other provisions	(90)	(114)	80	31	(222)	(12)	(41)	(268)
Net operating income	1,728	2,140	2,977	3,397	3,274	2,640	3,125	3,627
Operating expenses	(1,458)	(1,758)	(2,006)	(2,067)	(2,201)	(1,881)	(2,154)	(2,059)
Share of post tax results of associates and JVs	(3)	6	6	3	2	6	7	3
Adjusted profit before tax and profit before tax	267	388	977	1,333	1,075	765	978	1,571

Barclays Corporate
Adjusted basis
Total income net of insurance claims	665	776	768	703	807	766	683	718
Credit impairment charges and other provisions	(253)	(282)	(327)	(287)	(342)	(405)	(642)	(307)
Net operating income	412	494	441	416	465	361	41	411
Operating expenses	(393)	(407)	(427)	(412)	(437)	(398)	(343)	(486)
Share of post tax results of associates & JVs	1	2	2	(3)	(2)	-	-	-
Adjusted profit/(loss) before tax	20	89	16	1	26	(37)	(302)	(75)

Adjusting items
Goodwill impairment	(123)	-	-	-	(243)	-	-	-
Losses on disposal	(9)	-	(64)	-	-	-	-	-
(Loss)/profit before tax	(112)	89	(48)	1	(217)	(37)	(302)	(75)

1 The impact of movements in own credit is now included within the results of Head Office Functions and Other Operations, rather than Barclays Capital.

Results by Quarter

Barclays Wealth	Q411	Q311	Q211	Q111	Q410	Q310	Q210	Q110
	£m	£m	£m	£m	£m	£m	£m	£m
Adjusted and statutory basis
Total income net of insurance claims	449	447	426	422	417	386	387	370
Credit impairment charges and other provisions	(10)	(12)	(9)	(10)	(13)	(8)	(17)	(10)
Net operating income	439	435	417	412	404	378	370	360
Operating expenses	(384)	(369)	(375)	(365)	(363)	(351)	(320)	(315)
Share of post tax results of associates & JVs	(1)	(1)	-	(1)	-	-	-	-
Adjusted profit before tax and profit before tax	54	65	42	46	41	27	50	45

Investment Management
Adjusted basis
Total income net of insurance claims	22	32	33	24	20	24	5	29
Operating expenses	(6)	(3)	(6)	-	(8)	-	(3)	-
Adjusted profit before tax	16	29	27	24	12	24	2	29

Adjusting items
Disposal of strategic investment in BlackRock, Inc.	-	-	(58)	-	-	-	-	-
Impairment of investment in BlackRock, Inc.	-	(1,800)	-	-	-	-	-	-
Profit/(loss) before tax	16	(1,771)	(31)	24	12	24	2	29

Head Office Functions and Other Operations1
Adjusted basis
Total income net of insurance claims	(7)	(290)	(21)	(16)	(127)	(15)	57	(93)
Credit impairment charges and other provisions	(1)	1	(3)	4	(8)	1	1	4
Net operating income	(8)	(289)	(24)	(12)	(135)	(14)	58	(89)
Operating expenses (excluding UK bank levy)	(138)	(112)	(118)	(80)	(100)	(89)	(261)	(129)
UK bank levy	(325)	-	-	-	-	-	-	-
Share of post tax results of associates & JVs	-	-	-	-	(1)	1	-	-
Adjusted loss before tax	(471)	(401)	(142)	(92)	(236)	(102)	(203)	(218)

Adjusting items
Own credit	(263)	2,882	440	(351)	487	(947)	953	(102)
Gains on debt buy-backs	1,130	-	-	-	-	-	-	-
(Losses)/gains on acquisitions and disposals	(23)	1	(3)	2	(1)	1	-	-
Profit/(loss) before tax	373	2,482	295	(441)	250	(1,048)	750	(320)

1 The impact of movements in own credit is now included within the results of Head Office Functions and Other Operations, rather than Barclays Capital.

Performance Management

Remuneration

We recognise the understandable importance that all of our stakeholders attach to the judgements that we must apply in managing remuneration. We take that responsibility seriously and, as a consequence, we seek to manage remuneration in a way that is consistent with protecting future revenue flows and our ability to maximise returns to shareholders while enhancing our customer and client service standards.

Ensuring that we have the right people, in the right roles, is vital to our ability to generate shareholder returns by serving our customers and clients effectively, especially in the highly competitive, global markets in which we operate across our businesses. This requires that we are competitive in the way in which we manage remuneration.

We manage remuneration decisions on the basis of total compensation, comprising salaries, bonuses and long term incentives. An important tool in ensuring an appropriate balance between competitiveness and responsibility is the mix between the fixed and variable components of remuneration. We have set the fixed component of remuneration - which largely comprises salaries - at a level consistent with market rates and the prevailing regulatory requirements. We then use the variable component of remuneration to create the flexibility that allows our cost base to respond to changes in economic and business conditions and to provide a clear and explicit link between remuneration and current and future performance. That link includes, in particular for senior roles, paying a substantially higher proportion of bonuses in shares and the inclusion of clawback provisions in deferred bonuses to help ensure sustained performance over the longer term.

We have increased the use of deferred bonuses to better align the incentive created by the variable component of remuneration to sustained performance. Deferred bonuses are payable only once an employee meets certain conditions, including a specified period of service, such that the related costs are recognised over that period. This creates a timing difference between the communication of the bonus pool (being the total bonus awards granted that are decided upon by management and approved by the Board Remuneration Committee) and the charges that appear in the income statement for any year. As such, set out below are the components of remuneration that relate to management's and the Board's decisions on the bonus pool reconciled to the income statement charge, recognised in accordance with accounting standards.

Incentive awards

• Total bonus pool down 25% and total incentive awards down 26% versus 2010, with adjusted Group PBT reducing 2%

• Total bonus pool as a percentage of profit before tax (pre-bonus) down year on year from 33% to 28%

• Barclays Capital bonus pool down 32% and total incentive awards down 35% versus 2010, with Barclays Capital PBT reducing 32%

• Average value of bonus per Group employee down 21% year on year to £15,200; average value of bonus per Barclays Capital employee down 30% to £64,000

• Current year cash bonus capped at £65,000 for all Barclays Capital employees

•      Proportion of bonus pool that is deferred significantly exceeds the FSA's Remuneration Code requirements and is expected to be amongst the highest deferral levels globally; 75% of the bonus pool in
        Barclays Capital is deferred

• Annual incentives for the Executive Directors and the eight highest paid senior executive officers down 48% versus 2010 on a like-for-like basis

Bonus Pool Component	Expected Grant Date	Expected Payment Date(s)1	Year(s) in which Income Statement Charge Arises2
Current year cash bonus	February 2012	February 2012	2011
Current year share bonus	February/March 2012	February 2012 to September 2012	2011
Deferred cash bonus	March 2012	March 2013 (33.3%) March 2014 (33.3%) March 2015 (33.3%)	2012 (48%) 2013 (35%) 2014 (15%) 2015 (2%)
Deferred share bonus	March 2012	March 2013 (33.3%) March 2014 (33.3%) March 2015 (33.3%)	2012 (48%) 2013 (35%) 2014 (15%) 2015 (2%)

1        Payments are subject to all performance conditions being met prior to the expected payment date. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment.

2 The income statement charge is based on the period over which performance conditions are met.

Performance Management

Total Incentive Awards Granted - Current Year and Deferred

	Barclays Group			Barclays Capital
	Year Ended	Year Ended		Year Ended	Year Ended
	31.12.11	31.12.10		31.12.11	31.12.10
	£m	£m	% Change	£m	£m	% Change
Current year cash bonus	832	1,601	(48)	381	1,139	(67)
Current year share bonus	66	73	(10)	3	57	(95)
Total current year bonus	898	1,674	(46)	384	1,196	(68)

Deferred cash bonus	618	568	9	576	530	9
Deferred share bonus	634	609	4	576	535	8
Total deferred bonus	1,252	1,177	6	1,152	1,065	8

Bonus pool	2,150	2,851	(25)	1,536	2,261	(32)

Sales commissions, commitments and other incentives	428	633	(32)	201	399	(50)

Total incentive awards granted	2,578	3,484	(26)	1,737	2,660	(35)

Bonus pool as % of PBT (pre bonus)1	28%	33%		35%	36%
Bonus pool as % of adjusted PBT (pre bonus)1	29%	34%		35%	36%
Proportion of bonus that is deferred	58%	41%		75%	47%
Total employees (full time equivalent)	141,100	147,500	(4)	24,000	24,800	(3)
Bonus per employee	£15,237	£19,329	(21)	£64,000	£91,169	(30)

	Year Ended	Year Ended
Reconciliation of Total Incentive Awards Granted to Income Statement Charge	31.12.11	31.12.10
	£m	£m
Total incentive awards for 2011	2,578	3,484
Less: deferred bonuses awarded for 2011	(1,252)	(1,177)
Add: current year charges for deferred bonuses from previous years	995	904
Other2	206	139
Income statement charge for performance costs	2,527	3,350

• Employees only become eligible to receive payment from a deferred bonus once all of the relevant conditions have been fulfilled, including the provision of services to the Group

•      The income statement charge for performance costs reflects the charge for employees' actual services provided to the Group during the relevant calendar year (including where those services fulfil performance conditions relating to previously deferred bonuses). It does not include charges for deferred bonuses where performance conditions have not been met

• As a consequence, while the 2011 incentive awards granted were down 26% compared to 2010, the income statement charge for performance costs was down 25%

1 Calculated as bonus awards divided by profit before tax excluding the income statement charge for bonus awards.

2 Difference between incentive awards granted and income statement charge for sales commissions, commitments and other incentives.

Performance Management

	Year Ended	Year Ended
Income Statement Charge	31.12.11	31.12.10
	£m	£m	% Change
Performance costs	2,527	3,350	(25)
Salaries	6,277	6,151	2
Other share based payments	167	168	(1)
Social security costs	716	719	-
Post retirement benefits	727	528	38
Total compensation costs	10,414	10,916	(5)

Bank payroll tax	76	96	(21)
Other1	917	904	1
Non compensation costs	993	1,000	(1)

Total staff costs	11,407	11,916	(4)

• Total staff costs reduced 4% to £11,407m, principally reflecting the £823m reduction in performance costs offset by the impact of a £304m pension credit recognised in 2010

• Performance costs reduced 25% to £2,527m, principally reflecting reduced charges for current year cash bonuses

• It is currently anticipated that deferred bonuses will be charged to the income statement in the following years:

	Actual		Expected
Year in which Income Statement Charge is Expected to be	Year Ended	Year Ended	Year Ended	2013 and
Taken for Deferred Bonuses2	31.12.10	31.12.11	31.12.12	beyond
	£m	£m	£m	£m
Deferred bonuses from 2009 and earlier bonus pools	904	405	139	23
Deferred bonuses from 2010 bonus pool	-	590	387	205
Deferred bonuses from 2011 bonus pool	-	-	601	651
Income statement charge for deferred bonuses	904	995	1,127	879

• Salaries increased 2% to £6,277m in line with inflation on a moderately declining average headcount

•      The post retirement benefits charge increased 38% to £727m reflecting the non-recurrence of a £304m credit in 2010. There have been no material changes or augmentations to any of the post retirement benefit programmes in 2011

Glossary

Current year cash bonus - Bonus paid to employees in cash on a discretionary basis in respect of performance in the period.

Current year share bonus - Bonus paid to employees in shares on a discretionary basis in respect of performance in the period. In keeping with regulatory requirements, the shares may be subject to a minimum retention period.

Deferred cash bonus - Performance award granted on a discretionary basis and paid in cash to employees for, and subject to, providing future service over a period of usually three years. These awards also include provisions for potential clawback in accordance with the FSA Remuneration Code.

Deferred share bonus - Performance award granted on a discretionary basis and paid in shares to employees for, and subject to, providing future service over a period of usually three years. These awards also include provisions for potential clawback in accordance with the FSA Remuneration Code.

Incentive awards - Total of current year and deferred bonus plus sales commissions, guaranteed incentives and long term incentive plan awards.

Sales commissions, commitments and other incentives - Includes commission-based arrangements, guaranteed incentives and Long Term Incentive Plan awards.

1 Includes staff training, redundancy and recruitment.

2 The actual amount charged depends upon whether performance conditions have been met and will vary compared with the above expectation.

Performance Management

Returns and Equity by Business

Returns on average equity and average tangible equity are calculated using profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate.

Average allocated equity has been calculated as 10% (previously 9%) of average risk weighted assets for each business, reflecting the planning assumptions the Group uses for capital purposes, adjusted for capital deductions, including goodwill and intangible assets. The higher level of capital currently held, reflecting the current Core Tier 1 capital ratio of 11.0%, is allocated to Head Office Functions and Other Operations.

Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets. Comparatives throughout this document have been calculated based on 10% of risk weighted assets.

	Adjusted1		Statutory
	Year Ended	Year Ended	Year Ended	Year Ended
Return on Average Equity	31.12.11	31.12.10	31.12.11	31.12.10
	%	%	%	%
UK RBB	14.9	9.9	10.6	11.4
Europe RBB	(6.0)	(1.0)	(21.8)	(0.2)
Africa RBB	10.0	9.0	10.0	11.5
Barclaycard	17.4	12.5	6.8	12.5
Barclays Capital	10.4	13.5	10.4	13.5
Barclays Corporate	1.3	(4.1)	(1.4)	(7.1)
Barclays Wealth	10.9	8.8	10.9	8.8
Investment Management	24.1	6.5	nm	6.5
Group	6.6	6.8	5.8	7.2

	Adjusted1		Statutory
Return on Average Tangible Equity	%	%	%	%
UK RBB	28.6	18.7	20.3	21.4
Europe RBB	(7.9)	(1.3)	(29.0)	(0.2)
Africa RBB2	16.6	15.9	16.7	18.2
Barclaycard	23.0	16.9	9.0	16.9
Barclays Capital	10.8	14.1	10.8	14.1
Barclays Corporate	1.4	(4.4)	(1.5)	(7.7)
Barclays Wealth	15.0	12.3	15.0	12.3
Investment Management	24.1	6.5	nm	6.5
Group	7.9	8.2	6.9	8.7

	Average Equity		Average Tangible Equity
	£m	£m	£m	£m
UK RBB	6,821	6,954	3,562	3,694
Europe RBB	2,703	2,506	2,032	1,844
Africa RBB	2,866	2,750	1,064	908
Barclaycard	4,634	4,263	3,503	3,149
Barclays Capital	20,501	22,122	19,750	21,176
Barclays Corporate	7,208	8,034	6,928	7,473
Barclays Wealth	1,724	1,647	1,259	1,179
Investment Management	359	585	359	585
Head Office Functions and Other Operations3	4,997	976	4,994	975
Group	51,813	49,837	43,451	40,983

1        Adjusted performance measures exclude the impact of own credit gains, gains on debt buy-backs (retirement of non-qualifying Tier 1 Capital under Basel 3), loss on disposal of a portion of the
         Group's strategic investment in BlackRock, Inc. recycled through investment income, impairment of investment in BlackRock, Inc., provision for PPI redress, goodwill impairment and loss/gain on acquisitions and disposals. The UK bank levy has not been included as an adjusting item.

2 The return on average tangible equity for Africa RBB is calculated based on average tangible equity including amounts relating to Absa's non-controlling interests.

3 Includes risk weighted assets and capital deductions in Head Office Functions and Other Operations, plus the residual balance of average shareholders' equity and tangible equity.

Performance Management

Margins and Balances
	Year Ended	Year Ended
Analysis of Net Interest Income	31.12.11	31.12.10
	£m	£m
Retail and Business Banking, Corporate and Wealth customer interest income
- Customer assets	6,983	6,956
- Customer liabilities	2,866	2,167
	9,849	9,123
Retail and Business Banking, Corporate and Wealth non-customer interest income
- Product structural hedge1	1,168	1,403
- Equity structural hedge2	824	731
- Other	148	116
Total Retail and Business Banking, Corporate and Wealth net interest income	11,989	11,373
Barclays Capital3	1,177	1,121
Head Office and Investment Management2	(965)	29
Group net interest income	12,201	12,523

Retail and Business Banking, Corporate and Wealth Net Interest Income

Barclays distinguishes the relative net interest contribution from each of customer assets and customer liabilities, and separates this from the contribution delivered by non-customer net interest income, which principally arises from the Group hedging activities.

Customer interest income

•      Customer net interest income increased 8% to £9,849m, driven by increases in the customer liability margin and growth in average customer asset and liability balances. Retail customer liabilities grew principally due to demand for savings products in the UK

•      The customer asset margin declined to 2.20% (2010: 2.25%), reflecting an increase in the cost of funds across each of the individual RBB, Corporate and Wealth businesses. This was partially offset by increased customer pricing across most of the businesses

• The customer liability margin increased to 1.06% (2010: 0.86%) reflecting the increase in the cost of funds and therefore value generated from RBB, Corporate and Wealth customer liabilities

Non-customer interest income

•      Non-customer net interest income decreased 5% to £2,140m, reflecting a 7% reduction in the benefits from Group hedging activities to £1,992m. Group hedging activities utilise structural interest rate hedges to mitigate the impact of the low interest rate environment on customer liabilities and the Group's equity

•      Product structural hedges generated a lower contribution of £1,168m (2010: £1,403m), as hedges were maintained at lower market interest rates. The extended duration profile constructed in H1 2011 continues to moderate this impact. Based on the market curve as at the end of 2011 and the on-going hedging strategy, fixed rate returns on product structural hedges are expected to continue to make a significant but declining contribution in 2012

• The contribution from equity structural hedges in RBB, Corporate and Wealth increased to £824m (2010: £731m) including a £216m increase in gains on sale of hedging instruments

1        Product structural hedges convert short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate and are built on a monthly basis to achieve a targeted maturity profile.

2       Equity structural hedges are in place to manage the volatility in net earnings generated by businesses on the Group's equity, with the impact allocated to businesses in line with their economic capital usage.

3        Includes contribution from equity structural hedging. Total Group income from equity structural hedges increased to £2,109m (2010: £1,788m) including £1,285m (2010: £1,057m) that was allocated to Barclays Capital and Head Office, primarily due to increased gains on sale of hedging instruments partially offset by a decline in ongoing hedging contribution.

Performance Management

Other Group Net Interest Income

• Barclays Capital net interest income increased 5% to £1,177m, including a £247m increase in gains on sale of hedging instruments

•      Head Office and Investment Management net interest expense of £965m (2010: £29m income) principally reflects a reduction in income which is transferred from trading income within Head Office relating to interest rate swaps used for hedge accounting purposes, together with an increase in amounts transferred to businesses relating to gains arising from the sale of hedging instruments

Net Interest Margin

•      The net interest margin for RBB, Corporate and Wealth remained stable at 2.04% (2010: 2.03%). Consistent with prior periods the net interest margin is expressed as a percentage of the sum of average customer assets and liabilities, to reflect the impact of the margin generated on retail and commercial banking liabilities

• The net interest margin expressed as a percentage of average customer assets only, improved to 3.77% (2010: 3.67%)

• An analysis is provided below for RBB, Corporate and Wealth for each of the component parts of net interest income

Year Ended 31.12.11	UK RBB	Europe RBB	Africa RBB	Barclaycard	Barclays Corporate	Barclays Wealth	Total RBB, Corporate and Wealth
	%	%	%	%	%	%	%
Customer asset margin	1.22	0.87	3.11	9.52	1.35	0.77	2.20
Customer liability margin	0.87	0.65	2.27	-	1.00	0.99	1.06

Non-customer generated margin	0.46	0.47	0.32	(0.08)	0.29	0.36	0.36

Net interest margin	1.51	1.28	3.07	9.44	1.46	1.29	2.04

Average customer assets (£m)	118,503	43,749	38,877	30,289	68,667	17,546	317,631
Average customer liabilities (£m)	107,761	17,702	29,473	-	70,632	44,536	270,104

Year Ended 31.12.10
Customer asset margin	1.26	1.02	3.12	9.35	1.43	0.81	2.25
Customer liability margin	0.68	0.11	2.25	-	0.76	0.87	0.86

Non-customer generated margin	0.47	0.41	0.18	0.42	0.41	0.37	0.40

Net interest margin	1.45	1.16	2.94	9.77	1.53	1.22	2.03

Average customer assets (£m)	113,713	41,509	41,328	28,811	69,831	14,529	309,721
Average customer liabilities (£m)	104,508	17,263	27,731	-	60,946	40,985	251,433

•      The customer asset margin is presented as a percentage of interest earned on customer assets (excluding the impact of hedging), relative to the average internal funding rate divided by average customer assets. The customer liability margin is calculated as the interest on customer liabilities (excluding the impact of hedging), relative to the average internal funding rate, divided by average customer liabilities

•      The non-customer generated margin is calculated as non-customer interest income (principally comprising the impact of both the product and equity structural hedge) as a percentage of the sum of average customer assets and liabilities, consistent with the presentation of the net interest margin

•      The Group's internal funding rate prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at a rate that is driven by prevailing market rates including a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative funding, which ensures there is consistency between retail and wholesale sources

Risk Management

Overview

•      Barclays has clear risk management objectives and a well-established strategy to deliver these objectives. The approach to identifying, assessing, reporting, controlling and managing risks is formalised in the Principal Risks Policy and associated control framework

•      During 2011, the Principal Risks Policy was updated, resulting in risks being grouped into four categories with no significant change to the underlying risk types. Further information will be provided in the Annual Report

• The Group's Principal Risks and the current associated uncertainties1, together with references to where areas of significant risk affecting the 2011 results are described, are as follows:

Principal Risks and Associated Uncertainties1	Topics Covered	Page
Funding Risk
- Impact of Basel 3 as regulatory rules are finalised
- Impacts on capital ratios from weak profit performance
- Volatility in cost of funding due to economic uncertainty
- Reduction in available depositor and wholesale funding
	- Capital base, risk weighted assets and balance sheet leverage - Liquidity pool and funding structure	38 41
Credit Risk
- Impact of potentially deteriorating sovereign credit quality, particularly debt servicing and refinancing capability
- Extent and sustainability of economic recovery, including impact of austerity measures on the European economies
- Increase in unemployment due to a weaker economy, fiscal tightening and other measures
- Impact of rising inflation and potential interest rate rises on consumer debt affordability and corporate profitability
- Possibility of further falls in residential property prices in the UK, South Africa and Western Europe
- Potential liquidity shortages increasing counterparty risks
- Potential for large single name losses and deterioration in specific sectors and geographies
- Possible deterioration in remaining credit market exposures
- Potential exit of one or more countries from the Euro as a result of the European debt crisis

- Total assets by valuation basis and underlying asset class
- Loans and advances to customers and banks
- Impairment, potential credit risk loans and coverage ratios
- Retail credit risk
- Wholesale credit risk
- Barclays Capital credit market exposures
- Group exposures to selected countries
46 47 49 52 57 64 59
Market Risk
- Reduced client activity leading to lower revenues
- Decreases in market liquidity due to economic uncertainty
- Impact on income from uncertain interest and exchange rate environment
- Asset returns underperforming pension liabilities
	- Analysis of market risk and, in particular, Barclays Capital's DvaR - Analysis of interest margins - Retirement benefit liabilities	66 35 75
Operational Risk
- Implementation of strategic change and integration programmes across the Group
- Continued regulatory and political focus, driven by the global economic climate
- Impact of new, wide ranging, legislation in various countries coupled with changing regulatory landscape
- Increasingly litigious environment
- The crisis management agenda and breadth of regulatory change required in global financial institutions
	- Significant litigation matters - Significant investigations - Significant regulatory matters	78 80 80

1 The associated uncertainties may affect more than one Principal Risk

Funding Risk - Capital

Key Capital Ratios	As at	As at
	31.12.11	31.12.10
Core tier 1	11.0%	10.8%
Tier 1	12.9%	13.5%
Total capital	16.4%	16.9%

Capital Resources	£m	£m
Shareholders' equity (excluding non-controlling interests) per balance sheet	55,589	50,858

Non-controlling interests per balance sheet	9,607	11,404
- Less: other tier 1 capital - preference shares	(6,235)	(6,317)
- Less: other tier 1 capital - Reserve Capital Instruments	-	(1,275)
- Less: non-controlling tier 2 capital	(573)	(572)
Other regulatory adjustments	(138)	(317)

Regulatory adjustments and deductions:
Own credit cumulative gain (net of tax)	(2,680)	(621)
Defined benefit pension adjustment	(1,241)	99
Unrealised losses on available for sale debt securities	555	340
Unrealised gains on available for sale equity (recognised as tier 2 capital)	(828)	-
Cash flow hedging reserve	(1,442)	(152)
Goodwill and intangible assets	(7,560)	(8,326)
50% excess of expected losses over impairment (net of tax)	(506)	(268)
50% of securitisation positions	(1,577)	(2,360)
Other regulatory adjustments	95	368
Core tier 1 capital	43,066	42,861

Other tier 1 capital:
Preference shares	6,235	6,317
Tier 1 notes1	530	1,046
Reserve Capital Instruments	2,895	6,098

Regulatory adjustments and deductions:
50% of material holdings	(2,382)	(2,676)
50% tax on excess of expected losses over impairment	129	(100)
Total tier 1 capital	50,473	53,546

Tier 2 capital:
Undated subordinated liabilities	1,657	1,648
Dated subordinated liabilities	15,189	16,565
Non-controlling tier 2 capital	573	572
Reserves arising on revaluation of property	25	29
Unrealised gains on available for sale equity	828	-
Collectively assessed impairment allowances	2,385	2,409

Tier 2 deductions:
50% of material holdings	(2,382)	(2,676)
50% excess of expected losses over impairment (gross of tax)	(635)	(168)
50% of securitisation positions	(1,577)	(2,360)

Total capital regulatory adjustments and deductions:
Investments that are not material holdings or qualifying holdings	(1,991)	(1,622)
Other deductions from total capital	(597)	(628)
Total regulatory capital	63,948	67,315
1 Tier 1 notes are included in subordinated liabilities in the consolidated balance sheet.

Funding Risk - Capital

• Core Tier 1 capital increased by £0.2bn to £43.1bn primarily driven by:

- £2.6bn capital generated from retained profits excluding own credit gain, impairment of investment in BlackRock, Inc. and goodwill impairment, which are added back for regulatory capital purposes

- £1.1bn reduction in the value of the investment in BlackRock, Inc. prior to impairment

- £0.5bn net increase from the impact of share awards on shareholders' funds

- £1.3bn reduction reflecting contributions made to the UK Retirement Fund in 2011

- £1.3bn reduction due to foreign currency movements, primarily due to the depreciation of the South African Rand and Euro against Sterling

- £0.8bn increase resulting from lower regulatory deductions

•      Total capital resources decreased by £3.4bn to £63.9bn principally as a result of the debt buy-back in December 2011 of £1.9bn Reserve Capital Instruments and £0.5bn Tier 1 notes that will not qualify as
        Tier 1 capital under Basel 3 and the redemption of a further £1.3bn of Reserve Capital Instruments

Total Assets and Risk Weighted Assets by Business

	Total Assets by Business		Risk Weighted Assets by Business
	As at 31.12.11	As at 31.12.10	As at 31.12.11	As at 31.12.10
	£m	£m	£m	£m
UK RBB	127,845	121,590	33,956	35,274
Europe RBB	51,310	53,609	17,436	17,269
Africa RBB	50,759	60,264	33,419	38,401
Barclaycard	33,838	30,324	34,186	31,913
Barclays Capital	1,158,351	1,094,799	186,700	191,275
Barclays Corporate	88,674	85,735	69,712	70,796
Barclays Wealth	20,866	17,849	13,076	12,398
Investment Management	4,066	4,612	125	74
Head Office Functions and Other Operations	27,818	20,863	2,389	631
Total	1,563,527	1,489,645	390,999	398,031

Risk Weighted Assets by Risk
	As at	As at
	31.12.11	31.12.10
	£m	£m
Credit risk	245,224	260,998
Counterparty risk
- Internal model method	33,131	29,466
- Non-model method	4,953	14,397
Market risk
- Modelled - VaR	26,568	9,209
- Modelled - Charges add-on and Non-VaR	17,560	3,769
- Standardised	27,823	48,073
Operational risk	35,740	32,119
Total risk weighted assets	390,999	398,031

Funding Risk - Capital

• Group risk weighted assets decreased by 2% to £391bn (2010: £398bn) driven by:

- £30bn increase from implementation of CRD3 incorporating Basel 2.5, predominantly in modelled market risk

- £26bn reduction across credit, counterparty and market risk in Barclays Capital, due to lower levels of activity combined with risk reduction, offset by a £4bn increase relating to market stress

- £11bn reduction from currency movements, primarily depreciation of the Rand and Euro against Sterling

- £9bn reduction due to credit market exposure sell down in Barclays Capital

- £5bn increase from business growth, £2bn relating to UK RBB and Barclays Corporate, reflecting delivery against Project Merlin targets, and £3bn from Barclaycard acquisitions

Balance Sheet Leverage	As at 31.12.11	As at 31.12.10
	£m	£m
Total assets1	1,563,527	1,489,645
Counterparty netting	(440,592)	(340,467)
Collateral on derivatives	(51,124)	(37,289)
Net settlement balances and cash collateral	(61,913)	(48,108)
Goodwill and intangible assets	(7,846)	(8,697)
Customer assets held under investment contracts2	(1,681)	(1,947)
Adjusted total tangible assets	1,000,371	1,053,137
Total qualifying Tier 1 capital	50,473	53,546
Adjusted gross leverage	20	20
Adjusted gross leverage (excluding liquidity pool)	17	17
Ratio of total assets to shareholders' equity	24	24
Ratio of total assets to shareholders' equity (excluding liquidity pool)	22	21

• Barclays continues to manage its balance sheet within limits and targets for balance sheet usage

• Adjusted gross leverage was 20x (2010: 20x) as the reduction in qualifying Tier 1 Capital to £50.5bn (2010: £53.5bn) was offset by the reduction in adjusted total tangible assets by 5% to £1,000bn

• At month ends during 2011 the ratio moved in the range from 20x to 23x with fluctuations arising primarily within collateralised reverse repurchase lending and high quality trading portfolio assets

•      Adjusted total tangible assets include cash and balances at central banks of £106.9bn (31 December 2010: £97.6bn). Excluding these balances, the balance sheet leverage would be 18x (2010: 18x). Excluding the liquidity pool, leverage would be 17x (2010: 17x)

•      The ratio of total assets to total shareholders' equity was 24x (2010: 24x) and moved within a month end range of 24x to 28x, driven by trading activity fluctuations noted above and changes in gross interest rate derivatives and settlement balances

•      The Basel 3 guidelines include a proposed leverage metric, to be implemented by national supervisors in parallel run from 1 January 2013 (migrating to a Pillar 1 measure by 2018). Based on our interpretation of the current proposals the Group's Basel 3 leverage ratio as at 31 December 2011 would be within the proposed limit of 33x

1 Includes Liquidity Pool of £152bn (2010: £154bn).

2 Comprising financial assets designated at fair value and associated cash balances.

Funding Risk - Liquidity

Liquidity Pool

The Group liquidity pool as at 31 December 2011 was £152bn (2010: £154bn) and moved within a month-end range of £140bn to £167bn during the year. The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. It is intended to offset stress outflows and comprises the following cash and unencumbered assets.

	Cash and Deposits with Central Banks1	Government Bonds2	Other Available Liquidity	Total3
	£bn	£bn	£bn	£bn
As at 31.12.11	105	36	11	152
As at 31.12.10	96	40	18	154

Liquidity Risk Management Framework

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group's liquidity risk. The Liquidity Framework meets the FSA's standards and is designed to ensure that the Group maintains sufficient financial resources of appropriate quality for the Group's funding profile. This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Since June 2010, the Group has reported its liquidity position against backstop Individual Liquidity Guidance (ILG) provided by the FSA. The Group also monitors compliance against anticipated Basel 3 metrics, including the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). As at 31 December 2011, the Group met 82% of the LCR (2010: 80%) and 97% of the NSFR (2010: 94%) requirements and is on track to meet the 100% compliance under Basel 3 required by 2015 and 2018 respectively.

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA), which is measured with reference to the liquidity pool as a percentage of anticipated stressed net contractual and contingent outflows for each of three stress scenarios. These scenarios are aligned to the FSA's prescribed stresses and cover a market-wide stress event, a Barclays-specific stress event and a combination of the two. Under normal market conditions, the liquidity pool must be in excess of 100% of three months' anticipated outflows for a market-wide stress and one month's anticipated outflows for each of the Barclays-specific and combined stresses. As at 31 December 2011, the liquidity pool as a percentage of the anticipated net outflows under each of the stress scenarios was:

	Market-wide 3 month	Barclays-specific 1 month	Combined 1 month
Liquidity pool as a percentage of anticipated net outflows	127%	107%	118%

Barclays monitors the money markets closely, in particular for early indications of the tightening of available funding. In these conditions, the nature and severity of the stress scenarios are reassessed and appropriate action taken with respect to the liquidity pool. This may include further increasing the size of pool or monetising the pool to meet stress outflows.

Funding Structure

The Group's overall funding strategy is to develop a diversified funding base (both geographically and by depositor type) and maintain access to a variety of alternative funding sources, to minimise the cost of funding while providing protection against unexpected fluctuations.

Within this, the Group aims to align the sources and uses of funding. As such, retail and commercial customer loans and advances are largely funded by customer deposits. Other assets together with other loans and advances and unencumbered assets, are funded by long term wholesale debt and equity.

Trading portfolio assets and reverse repurchase agreements are largely funded in the wholesale markets by repurchase agreements and trading portfolio liabilities, whilst derivative assets are largely matched by derivatives liabilities.

The liquidity pool is predominantly funded through wholesale markets.

1        Of which over 95% is placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

2 Of which over 80% comprised UK, US, Japanese, French, German and Dutch securities.

3        £140bn of which is FSA eligible.

Funding Risk - Liquidity

Deposit Funding

Funding of Loans and Advances to Customers1	Loans and Advances to Customers	Customer Deposits	Loan to Deposit Ratio
	£bn	£bn	%
RBB	231.6	158.7	146
Barclays Corporate1	64.6	77.7	83
Barclays Wealth	18.8	46.5	40
Total funding excluding secured	315.0	282.9	111
Secured funding		28.7
Sub-total including secured funding	315.0	311.6	101

RBB, Corporate and Wealth	315.0	282.9	111
Barclays Capital	63.4	46.0	138
Group Centre	0.9	-	nm
Trading settlement balances and cash collateral	52.6	37.1	142
Total	431.9	366.0	118

The total loan to deposit ratio as at 31 December 2011 was 118% (2010: 124%) and the loan to deposit and long-term funding ratio was 75% (2010: 77%).

RBB, Barclays Corporate and Barclays Wealth activities are largely funded with customer deposits. As at 31 December 2011, the loan to deposit ratio for these businesses was 111% (2010: 114%) and the loan to deposit and secured funding ratio was 101% (2010: 105%). The funding gap for these businesses is met using asset backed securities and covered bonds secured primarily over customer loans and advances such as residential mortgages and credit card receivables.

The excess of Barclays Capital's loans and advances over customer deposits is funded with long-term debt and equity.

Included within RBB and Barclays Capital are Absa related balances totalling £38.0bn of loans and advances to customers funded by £33.0bn of customer deposits and the gap of £5.0bn is funded with wholesale borrowings. This is managed separately by Absa due to local currency and funding requirements. During 2011, Absa has issued additional senior unsecured debt to further extend its funding term and diversify its funding base, reducing its reliance on wholesale money market funding.

Given that, contractually, current accounts are repayable on demand and savings accounts at short notice, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities. The maturity profile resulting from this behavioural modelling is set out below.

				Behavioural Maturity Profile Cash Inflow (Outflow)
Behavioural Maturity Profile	Loans and Advances to Customers	Customer Deposits	Customer Funding Surplus/ (Deficit)	Less than One Year	Greater than One Year
	£bn	£bn	£bn	£bn	£bn
RBB	231.6	158.7	(72.9)	13.8	59.1
Barclays Corporate	64.6	77.7	13.1	(1.1)	(12.0)
Barclays Wealth	18.8	46.5	27.7	(4.0)	(23.7)
Total funding excluding secured	315.0	282.9	(32.1)	8.7	23.4
Secured funding		28.7	28.7	(10.1)	(18.6)
Total RBB, Corporate and Wealth funding	315.0	311.6	(3.4)	(1.4)	4.8

The relatively low cash outflow within one year demonstrates that customer funding remains broadly matched from a behavioural perspective.

1 In addition Barclays Corporate holds £17.2bn (2010: £14.4bn) loans and advances as financial assets held at fair value.

Funding Risk - Liquidity

Wholesale funding

Funding of Other Assets1 as at 31 December 2011

Assets	£bn	Liabilities	£bn
Trading portfolio assets	104	Repurchase agreements	207
Reverse repurchase agreements	103

Reverse repurchase agreements	45	Trading portfolio liabilities	45

Derivative financial instruments	536	Derivative financial instruments	525

Liquidity pool	152	Less than 1 year wholesale debt	130
Other unencumbered assets2	175	Greater than 1 year wholesale debt and equity	196

- Trading portfolio assets are largely funded by repurchase agreements. The majority of reverse repurchase agreements (i.e. secured lending) are matched by repurchase agreements. The remainder of reverse repurchase agreements are used to settle trading portfolio liabilities

- Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid

- The liquidity pool is largely funded by wholesale debt maturing in less than one year, with a significant portion maturing in more than one year. Other unencumbered assets (mainly being available for sale investments, trading portfolio assets and loans and advances to banks) are largely matched by wholesale debt maturing over an average of 5 years and equity

- Repurchase agreements and other secured funding are largely collateralised by government issued bonds and other highly liquid securities. The percentage of secured funding using each asset class as collateral is set out below:

Secured Funding by Asset Class	Govt	Agency	MBS	ABS	Corporate	Equity	Other
	%	%	%	%	%	%	%
As at 31.12.11	66	6	9	3	7	7	2
As at 31.12.10	64	7	9	3	7	7	3

Composition of Wholesale Funding3

The Group maintains access to a variety of sources of wholesale funds in USD, EUR and GDP, including those available from money markets, repo markets and from term investors, across a variety of distribution channels and geographies. We are an active participant in money markets, have direct access to US, European and Asian capital markets through our global investment banking operations and long-term investors through our global client base. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

1 Excludes balances relating to Absa, which are managed separately due to local currency and funding requirements.

2      Predominantly unencumbered available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks funded by greater than one year wholesale debt and equity.

3      The composition of wholesale funds comprises balance sheet reported Deposits from Banks, Financial Liabilities at Fair Value, Debt Securities in Issue and Subordinated Liabilities, excluding cash collateral and settlement balances and Absa.

Funding Risk - Liquidity

Maturity Profile

Maturity of Wholesale Funding	Not more than three months	Over three months but not more than six months	Over six months but not more than one year	Sub-total less than one year	Over one year but not more than three years	Over three years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposits from Banks	34.1	0.9	0.9	35.9	0.3	1.7	37.9
Certificates of Deposit and Commercial Paper	35.0	7.5	4.0	46.5	1.9	1.0	49.4
Asset Backed Commercial Paper	8.9	0.2	-	9.1	-	-	9.1
Senior unsecured MTNs (Public benchmark)	4.7	0.1	2.5	7.3	11.1	14.6	33.0
Senior unsecured MTNs (Privately placed)	3.1	1.6	3.4	8.1	6.5	11.7	26.3
Senior unsecured structured notes	3.2	2.1	3.9	9.2	12.4	28.0	49.6
Covered bonds/ABS	0.3	2.5	0.8	3.6	6.3	14.2	24.1
Subordinated liabilities	-	-	-	-	0.8	23.0	23.8
Other1	7.7	1.5	1.4	10.6	1.4	-	12.0
Total	97.0	16.4	16.9	130.3	40.7	94.2	265.2

Of which secured	10.9	3.9	2.1	16.9	6.9	14.9	38.7
Of which unsecured	86.1	12.5	14.8	113.4	33.8	79.3	226.5

- The above includes £27bn of maturing term financing2

- The liquidity risk is carefully managed primarily through the LRA stress tests, against which the liquidity pool is held. Although not a requirement, as at 31 December 2011, the liquidity pool was equivalent to more than one year of wholesale debt maturities

- As at 31 December 2011, approximately 10% of customer loans and advances were secured against external funding, leaving significant headroom and flexibility to raise secured funding

- Excluding wholesale funding of the liquidity pool, the average maturity of wholesale funding was at least 58 months

Term Financing

As outlined above, the Group has £27bn of term debt maturing in 2012 and a further £16bn maturing in 2013.

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During 2011, the Group issued approximately £30bn of term funding, comprising:

- £3.8bn equivalent of public benchmark senior unsecured medium term notes

- £5.0bn equivalent of privately placed senior unsecured medium term notes

- £10.1bn equivalent of senior unsecured structured notes

- £10.3bn equivalent of public covered bonds/ABS

- £1.0bn equivalent of public subordinated debt

This term funding raised during 2011 re-financed all wholesale term debt maturing in 2011, funded strategic balance sheet growth and further strengthened the Group's term liquidity position. In January, £5bn of funding was raised.

1 Primarily comprised of Fair Value Deposits and secured financing of physical gold.

2       Term funding maturities are maturities of senior unsecured MTNs, structured notes, covered bonds/ABS and subordinated debt where the original maturity of the instrument was more than 1 year.
        In addition, as at 31 December, £1.2bn of these instruments were not term financing as they had an original maturity of less than 1 year.

Funding Risk - Liquidity

Currency Profile

As at 31 December 2011, the proportion of wholesale debt held in each currency by wholesale funding type was as follows:

Currency Split by Product Type	USD	EUR	GBP	Other
	%	%	%	%
Deposits from banks	36	27	27	10
CDs and CP	59	25	15	1
ABCP	85	8	7	-
Senior unsecured MTNs	26	40	13	21
Structured notes	35	21	22	22
Covered bonds/ABS	31	29	39	1
Subordinated debt	16	52	32	-
Wholesale debt	37	30	22	11

Currency composition of liquidity pool	27	42	17	14

• To manage cross-currency refinancing risk Barclays manages to FX cash-flow limits, which limit the risk at specific maturities

• The Group's liquidity pool is also well diversified by major currency and the Group monitors the three LRA stress scenarios for major currencies

Credit Risk

Analysis of Total Assets by Valuation Basis

		Accounting Basis		Sub Analysis
Assets as at 31.12.11	Total Assets	Cost Based Measure	Fair Value	Credit Market Exposures1
	£m	£m	£m	£m
Cash and balances at central banks	106,894	106,894	-	-

Items in the course of collection from other banks	1,812	1,812	-	-

Debt securities	123,364	-	123,364	1,681
Equity securities	24,861	-	24,861	-
Traded loans	1,374	-	1,374	-
Commodities2	2,584	-	2,584	-
Trading portfolio assets	152,183	-	152,183	1,681

Loans and advances	21,960	-	21,960	2,513
Debt securities	2,095	-	2,095	-
Equity securities	4,018	-	4,018	773
Other financial assets3	7,574	-	7,574	-
Held in respect of linked liabilities to customers under investment contracts	1,302	-	1,302	-
Financial assets designated at fair value	36,949	-	36,949	3,286

Derivative financial instruments	538,964	-	538,964	1,242

Loans and advances to banks	47,446	47,446	-	-

Loans and advances to customers	431,934	431,934	-	5,780

Reverse repurchase agreements and other similar secured lending	153,665	153,665	-	-

Debt securities	63,610	-	63,610	259
Equity securities	4,881	-	4,881	-
Available for sale financial investments	68,491	-	68,491	259

Other assets	25,189	22,261	2,928	2,733

Total assets as at 31.12.11	1,563,527	764,012	799,515	14,981

Total assets as at 31.12.10	1,489,645	792,294	697,351	23,625

1 Further analysis of Barclays Capital credit market exposures is on pages 64 to 65. Undrawn commitments of £180m (2010: £264m) are off-balance sheet and therefore not included in the table above.

2 Commodities primarily consist of physical inventory positions.

3 These instruments consist primarily of reverse repurchase agreements designated at fair value.

Credit Risk

Analysis of Loans and Advances to Customers and Banks

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography1

	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
As at 31.12.11	£m	£m	£m	£m	£m	£m
Banks	9,251	13,503	13,349	2,956	5,648	44,707
Other financial institutions	18,474	20,059	44,965	2,264	3,888	89,650
Manufacturing	6,185	3,341	1,396	1,439	543	12,904
Construction	3,391	771	32	348	65	4,607
Property	16,230	3,193	869	3,600	212	24,104
Government	493	3,365	907	3,072	1,031	8,868
Energy and water	1,599	2,448	2,165	818	384	7,414
Wholesale and retail distribution and leisure	10,308	3,008	656	2,073	161	16,206
Business and other services	16,473	4,981	1,584	2,907	355	26,300
Home loans	112,260	38,508	566	19,437	501	171,272
Cards, unsecured loans and other personal lending	27,409	6,417	9,293	6,158	785	50,062
Other	8,363	5,554	1,312	7,471	586	23,286
Net loans and advances to customers and banks	230,436	105,148	77,094	52,543	14,159	479,380
Impairment allowance	4,005	2,920	2,128	1,446	98	10,597

As at 31.12.10
Banks	4,709	8,831	17,304	1,660	3,802	36,306
Other financial institutions	19,930	18,153	43,210	2,879	3,533	87,705
Manufacturing	6,660	4,793	904	1,543	866	14,766
Construction	3,607	1,259	34	909	54	5,863
Property	13,746	3,024	797	4,822	418	22,807
Government	534	1,219	354	3,648	546	6,301
Energy and water	2,183	3,617	2,426	520	485	9,231
Wholesale and retail distribution and leisure	11,594	2,859	644	1,888	372	17,357
Business and other services	15,171	6,142	1,198	3,394	323	26,228
Home loans	104,934	37,347	214	25,241	319	168,055
Cards, unsecured loans and other personal lending	25,950	7,768	7,340	4,297	1,313	46,668
Other	8,034	4,843	1,398	9,103	1,076	24,454
Net loans and advances to customers and banks	217,052	99,855	75,823	59,904	13,107	465,741
Impairment allowance	4,429	2,793	2,958	1,857	395	12,432

Within European financial institutions were loans (excluding settlement balances and cash collateral) to French and German counterparties of £3,199m (2010: £2,161m) and £1,474m (2010: £1,621m) respectively.

1 The analysis of loans and advances and impairment by geography has been aligned to the geographic regions used for reporting income presented on page 67.

Credit Risk

Loans and Advances Held at Fair Value, by Industry Sector and Geography1

As at 31.12.11	United Kingdom	Europe	Americas2	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Banks	11	364	10	126	1	512
Other financial institutions	142	76	892	134	21	1,265
Manufacturing	16	211	154	7	18	406
Construction	158	-	-	19	2	179
Property	8,443	1,147	575	133	3	10,301
Government	5,609	-	-	19	8	5,636
Energy and water	32	203	46	104	-	385
Wholesale and retail distribution and leisure	63	15	243	36	2	359
Business and other services	3,381	76	201	34	-	3,692
Other	90	66	55	317	71	599
Total	17,945	2,158	2,176	929	126	23,334

As at 31.12.10
Banks	49	766	5	193	52	1,065
Other financial institutions	90	230	439	252	49	1,060
Manufacturing	39	67	187	49	5	347
Construction	199	-	-	45	5	249
Property	7,003	2,793	1,858	43	237	11,934
Government	4,848	-	-	189	51	5,088
Energy and water	14	259	57	34	6	370
Wholesale and retail distribution and leisure	70	14	705	11	-	800
Business and other services	2,650	69	442	80	5	3,246
Other	103	114	76	69	1	363
Total	15,065	4,312	3,769	965	411	24,522

Impairment Allowance
	Year Ended	Year Ended
	31.12.11	31.12.10
	£m	£m
At beginning of period	12,432	10,796
Acquisitions and disposals	(18)	78
Exchange and other adjustments	(440)	331
Unwind of discount	(243)	(213)
Amounts written off	(5,165)	(4,310)
Recoveries	265	201
Amounts charged against profit	3,766	5,549
At end of period	10,597	12,432

1 The analysis of loans and advances and impairment by geography has been aligned to the geographic regions used for reporting income presented on page 67.

2 Exposures to financial institutions includes £693m (31 December 2010: £nil) of loans backed by retail mortgage collateral.

Credit Risk

Credit and Other Impairment Charges by Business

Year Ended 31.12.11	Loan Impairment1	Available for Sale Assets	Reverse Repurchase Agreements	Credit Impairment Total
	£m	£m	£m	£m
UK RBB	536	-	-	536
Europe RBB	241	20	-	261
Africa RBB	464	-	-	464
Barclaycard	1,259	-	-	1,259
Barclays Capital2	129	12	(48)	93
Barclays Corporate	1,122	27	-	1,149
Barclays Wealth	41	-	-	41
Investment Management	-	1,800	-	1,800
Head Office Functions and Other Operations	(2)	1	-	(1)
Total	3,790	1,860	(48)	5,602

Year Ended 31.12.10
UK RBB	819	-	-	819
Europe RBB	314	-	-	314
Africa RBB	562	-	-	562
Barclaycard	1,688	-	-	1,688
Barclays Capital2	642	(95)	(4)	543
Barclays Corporate	1,551	145	-	1,696
Barclays Wealth	48	-	-	48
Investment Management	-	-	-	-
Head Office Functions and Other Operations	1	1	-	2
Total	5,625	51	(4)	5,672

• Loan Impairment charges reduced 33% reflecting the generally improving underlying trends across the majority of retail and wholesale businesses

• This lower impairment and a 2% increase in loans and advances resulted in a lower overall Group loan loss rate of 77bps (2010: 118bps)

•       The higher impairment charge against available for sale assets was driven by a charge of £1,800m in Investment Management reflecting the impairment of the investment in BlackRock, Inc., which has been recycled through the income statement, having been previously recognised in equity

• Further detail can be found in the Retail Credit Risk and Wholesale Credit Risk sections on pages 51 and 57

1 Includes charges of £24m (2010: £76m) in respect of undrawn facilities and guarantees.

2       Credit market related charges within Barclays Capital comprised a write back of £14m (2010: £660m charge) against loans and advances and a write back of £35m (2010: £39m write back)
         against available for sale assets.

Credit Risk

Credit Risk Loans and Coverage Ratios

	CRLs		Impairment Allowance		CRL Coverage
	As at 31.12.11	As at 31.12.10	As at 31.12.11	As at 31.12.10	As at 31.12.11	As at 31.12.10
	£m	£m	£m	£m	%	%
Home loans	3,790	4,294	834	854	22.0	19.9
Cards, unsecured and other retail lending	6,626	8,277	4,540	6,029	68.5	72.8
Retail	10,416	12,571	5,374	6,883	51.6	54.8

Wholesale (excluding loan to Protium)1	10,926	11,751	5,223	5,017	47.8	42.7
Loan to Protium1	-	7,560	-	532	-	7.0
Wholesale	10,926	19,311	5,223	5,549	47.8	28.7

Group (excluding loan to Protium)	21,342	24,322	10,597	11,900	49.7	48.9
Group	21,342	31,882	10,597	12,432	49.7	39.0

The information below is based on Group (excluding loan to Protium) as the Protium loan was repaid in 2011. This facilitates comparison between periods.

Credit Risk Loans

- Credit Risk Loans (CRL) balances in the wholesale portfolio decreased 7% primarily due to falls in:

-    Barclays Corporate, where lower balances in the UK reflected the high level of write-offs and balance reductions. Balances in Europe remained stable with higher balances in Portugal and Italy reflecting deteriorating credit conditions offset by lower balances in Spain

- Africa RBB, principally due to the depreciation in the value of the Rand against Sterling, repayments and a slowdown in new CRLs

- CRL balances in retail portfolios decreased 17%, reflecting the write-off of balances following a reduction in the period between accounting charge-off and write-off from 18 months to 12 months across the majority of unsecured portfolios, as well as lower rate of inflows, debt sales and customer repayments

- The main exception was Europe RBB where the overall balance was largely unchanged as decreases in Spain, principally resulting from a series of unsecured portfolio sales in 2011, were offset by increases, mainly in the mortgage portfolios as a consequence of higher delinquent balances in deteriorating economic conditions

Coverage Ratios

- The CRL coverage ratio increased slightly to 49.7% (2010: 48.9%) reflecting:

- an increase in the wholesale portfolio ratio to 47.8% (2010: 42.7%)

- a decrease in the retail portfolio ratio to 51.6% (2010: 54.8%)

1        As at 31 December 2010, wholesale gross loans and advances included a £7,560m loan to Protium, against which an impairment of £532m was recognised. In April 2011, Barclays entered into several agreements to acquire all third party interests in Protium in order to help facilitate the Group's early exit from the underlying exposures. As a result, Protium was consolidated by the Group and the loan eliminated from the Group balance sheet. Refer to page 65 for further information.

Credit Risk

Retail and Wholesale Loans and Advances to Customers and Banks
As at 31.12.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans1	CRLs % of Gross L&A1	Loan Impairment Charges2	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Total retail	241,138	5,374	235,764	10,416	4.3	2,422	100

Wholesale - customers	201,348	5,178	196,170	10,892	5.4	1,362	68
Wholesale - banks	47,491	45	47,446	34	0.1	6	1
Total wholesale	248,839	5,223	243,616	10,926	4.4	1,368	55

Loans and advances at amortised cost	489,977	10,597	479,380	21,342	4.4	3,790	77

Loans and advances held at fair value	23,334	na	23,334
Total loans and advances	513,311	10,597	502,714

As at 31.12.10
Total retail	235,335	6,883	228,452	12,571	5.3	3,296	140

Wholesale - customers	204,991	5,501	199,490	11,716	5.7	2,347	114
Wholesale - banks	37,847	48	37,799	35	0.1	(18)	(5)
Total wholesale	242,838	5,549	237,289	11,751	4.8	2,329	96

Loans and advances at amortised cost	478,173	12,432	465,741	24,322	5.1	5,625	118

Loans and advances held at fair value	24,522	na	24,522
Total loans and advances	502,695	12,432	490,263

- Gross loans and advances to customers and banks at amortised cost increased 2% principally reflecting growth in balances across the majority of the wholesale and retail businesses

- Further detail can be found in the Retail Credit Risk and the Wholesale Credit Risk sections on pages 52 and 57

1 31 December 2010 excludes from credit risk loans (CRLs) the loan to Protium of £7,560m against which an impairment of £532m was held. See page 65 for further information.

2 Loan impairment charges, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees, see page 49.

Credit Risk

Retail Credit Risk

Retail Loans and Advances at Amortised Cost
As at 31.12.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	120,312	1,623	118,689	3,014	2.5	491	41
Europe RBB1	44,488	684	43,804	1,708	3.8	241	54
Africa RBB	26,363	731	25,632	2,362	9.0	386	146
Barclaycard	31,738	2,069	29,669	2,821	8.9	1,232	388
Barclays Corporate2	1,453	188	1,265	182	12.5	49	337
Barclays Wealth	16,784	79	16,705	329	2.0	23	14
Total	241,138	5,374	235,764	10,416	4.3	2,422	100

As at 31.12.10
UK RBB	113,800	1,737	112,063	3,166	2.8	739	65
Europe RBB1	44,500	833	43,667	1,729	3.9	314	71
Africa RBB	32,499	1,002	31,497	3,367	10.4	439	135
Barclaycard	29,281	2,981	26,300	3,678	12.6	1,668	570
Barclays Corporate2	1,671	255	1,416	301	18.0	115	688
Barclays Wealth	13,584	75	13,509	330	2.4	21	15
Total	235,335	6,883	228,452	12,571	5.3	3,296	140

- Gross loans and advances to customers in the retail portfolios increased 2% reflecting higher balances in:

- UK RBB, where a 6% increase primarily reflected growth in mortgage balances

- Barclaycard, where an 8% increase was mainly due to the acquisition of credit card portfolios in 2011, partially offset by balance run-offs in FirstPlus

- Barclays Wealth, where a 24% increase reflected growth in collateralised lending to High Net Worth individuals

- This was partially offset by a 19% decrease in Africa RBB primarily due to the depreciation in the value of the Rand against Sterling and lower originations in South Africa Home Loans

- Balances in Europe RBB remained broadly stable as growth in Italian Home Loans was offset by lower balances in Spain as new mortgage business reduced

- The loan impairment charge reduced 27% as a result of lower charges across all businesses, principally:

- Barclaycard, as a result of reduced delinquency rates and customer balance repayments, principally in the US

- UK RBB, mainly reflecting the low interest rate environment, low arrears rates and lower flows in collections in UK personal loans

- Africa RBB, mainly reflecting improved economic conditions in South Africa and better recoveries across the continent

- Lower impairment charges coupled with higher loan balances led to a fall in the retail loan loss rate to 100bps (2010: 140bps)

1        Europe RBB includes loans and advances to business customers at amortised cost.

2 Barclays Corporate primarily includes retail portfolios in India and UAE. For 2010 it also included retail portfolios in Russia which were sold in 2011.

Credit Risk

Analysis of Retail Gross Loans & Advances to Customers
As at 31.12.11	Secured Home Loans	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending1	Business Lending	Total Retail
	£m	£m	£m	£m	£m
UK RBB	107,775	7,351	-	5,186	120,312
Europe RBB	37,099	4,994	-	2,395	44,488
Africa RBB	19,691	2,715	3,405	552	26,363
Barclaycard	-	28,557	3,181	-	31,738
Barclays Corporate	421	728	284	20	1,453
Barclays Wealth	7,120	1,860	7,804	-	16,784
Total	172,106	46,205	14,674	8,153	241,138

As at 31.12.10
UK RBB	101,281	8,375	-	4,144	113,800
Europe RBB	36,509	5,670	-	2,321	44,500
Africa RBB	24,743	3,058	4,186	512	32,499
Barclaycard	-	25,472	3,809	-	29,281
Barclays Corporate	398	1,016	225	32	1,671
Barclays Wealth	5,915	2,108	5,561	-	13,584
Total	168,846	45,699	13,781	7,009	235,335

Secured Home Loans

- Total Home Loans to retail customers increased 2% as lending was increased to meet customer demand, whilst maintaining a broadly stable lending criteria

- Home Loans as a proportion of retail gross loans and advances remained broadly unchanged at 71%

- The principal Home Loan portfolios listed below account for 93% of total Home Loans in the Group's retail portfolios

Home Loans Principal Portfolios2
As at 31.12.11	Gross Loans and Advances	> 90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%
UK	107,775	0.3	0.6	0.6	15.3
South Africa3	17,585	3.2	3.7	6.9	19.4
Spain	14,918	0.5	0.6	1.6	32.5
Italy	15,935	1.0	0.5	1.3	29.3
Portugal	3,891	0.6	1.1	2.0	15.0

As at 31.12.10
UK	101,281	0.3	0.5	0.7	8.6
South Africa3	22,575	3.9	3.5	6.7	23.0
Spain	16,264	0.4	0.7	1.6	32.0
Italy	13,809	0.8	0.6	1.2	29.0
Portugal	3,713	0.4	0.7	1.5	12.6

1 Other Secured Retail Lending includes Absa Vehicle and Auto Finance in Africa RBB, FirstPlus in Barclaycard and Investment Leverage portfolio in Barclays Wealth.
2 Excluded from the above analysis are: Wealth Home Loans, which are managed on the basis of individual customer exposures, France Home Loans and other small Home Loans portfolios.
3 South Africa Home Loans recoveries impairment coverage ratio has been revised to exclude interest and fees in suspense.

Credit Risk

• Arrears rates remained stable in the UK as targeted balance growth and better customer affordability criteria continued to be supported by the low base rate environment

•      Arrears rates for South Africa Home Loans decreased but gross charge-off rates increased as contracts in debt counselling were terminated and legal actions were commenced which resulted in an increase in the recoveries book

•      The fall in recoveries impairment coverage ratio for South Africa Home Loans reflected, in part, the impact of a revised Loss Given Default (LGD) model implementation in the second half of 2011. The lower LGD reflected higher levels of cash collected in the recoveries portfolio

- Arrears rates in Spain remained broadly stable, but increased in Portugal and Italy due to the deterioration in economic conditions including the impact of austerity measures

Principal Home Loan Portfolios - Distribution of Balances by LTV (Updated Valuations)1

	UK		Spain2		South Africa		Italy		Portugal2
	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10
	%	%	%	%	%	%	%	%	%	%
<=75%	77.6	78.5	72.1	75.7	58.8	56.1	70.7	72.3	49.0	51.0
>75% and <=80%	7.5	6.8	6.6	6.6	8.7	8.1	16.8	16.8	11.4	12.5
>80% and <=85%	5.3	4.8	5.7	5.5	8.3	8.5	10.2	8.6	13.7	11.8
>85% and <=90%	3.6	3.6	4.0	3.2	7.2	7.9	1.3	1.3	9.4	10.5
>90% and <=95%	2.4	2.6	2.6	2.3	5.3	6.6	0.5	0.4	8.8	8.9
>95%	3.6	3.7	9.0	6.7	11.7	12.8	0.5	0.6	7.7	5.3

Marked to market LTV3	44.3	42.6	60.1	57.5	45.2	45.0	46.9	45.3	69.6	68.0
Average LTV on new mortgages	54.0	51.6	61.3	61.1	61.2	61.0	59.6	59.0	67.7	69.0
New mortgages proportion above 85% LTV	0.8	0.5	1.3	0.7	29.9	29.8	-	-	5.5	12.2

New mortgages (£m)	17,202	16,875	502	1,963	1,381	1,593	3,719	3,544	495	633

• The risk profile on the principal home loan portfolios is reflected by the moderate average Loan to Value (LTV) of the existing portfolios and range of LTVs of new mortgage lending

•      Although period end marked to market LTVs have increased marginally across all principal Home Loan portfolios compared to December 2010, the portfolios continue to remain well secured. The increase in average LTV for new mortgage business in the UK was driven by more tailored lending criteria which allowed for additional business to be written at higher LTVs within the existing underwriting criteria. Any increase to impairment from the change in risk profile is factored into impairment models

• In the UK, buy to let mortgages comprised 6% of the total stock (2010: 6%)

•      The average LTV on new mortgages for Spain remained stable and was within the Group approved risk profile. New lending has primarily been driven by new mortgages for house purchase rather than remortgages, for which the demand contracted significantly

1 Excluded from the above analysis are: Wealth Home Loans, which are managed on the basis of individual customer exposures, France Home Loans and other small Home Loans portfolios.

2 Spain and Portugal marked to market methodology based on balance weighted approach.

3 Portfolio marked to market based on current valuations, including recoveries balances.

Credit Risk

Credit Cards, Overdrafts and Unsecured Loans

• The principal portfolios listed below account for 79% of total Credit Cards, Overdrafts and Unsecured Loans in the Group's retail portfolios

Principal Portfolios As at 31.12.11	Gross Loans and Advances	30 Day Arrears	90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%	%
UK cards1	13,162	2.7	1.2	6.0	5.1	85.2
US cards2	8,303	3.1	1.5	7.6	3.5	92.1
UK personal loans 3	5,166	3.4	1.7	6.5	19.0	82.8
Barclays Partner Finance	2,122	2.4	1.3	4.6	6.3	84.8
South Africa cards4	1,816	4.9	2.7	5.5	6.7	72.9
Europe RBB cards5	1,684	5.9	2.6	10.1	13.8	89.5
Italy salary advance loans6	1,629	2.6	1.3	6.3	6.6	11.7
South Africa personal loans	1,164	6.4	3.9	8.3	6.9	72.4
UK overdrafts	1,322	6.0	3.9	9.7	17.5	90.6

As at 31.12.10
UK cards	12,297	3.4	1.5	8.4	9.1	83.9
US cards	7,453	4.6	2.5	12.2	8.1	93.8
UK personal loans3	5,756	4.7	2.6	7.9	18.5	82.5
Barclays Partner Finance	2,143	2.8	1.3	6.8	8.3	94.1
South Africa cards4	2,113	7.2	4.7	7.2	8.7	80.4
Europe RBB cards5	1,814	6.8	3.2	13.1	18.2	91.4
Italy salary advance loans6	1,609	2.9	1.0	7.3	5.0	7.5
South Africa personal loans	1,435	6.6	4.5	8.4	5.3	79.0
UK overdrafts	1,430	7.2	4.9	10.9	18.2	92.9

• Total Credit Cards, Overdrafts and Unsecured Loans increased 1% primarily due to increased lending in UK Cards and the acquisitions of credit card portfolios in 2011

• 30 day arrears rates reduced in 2011 in all the principal portfolios, with 90 day arrears rates reducing in all portfolios except Italy salary advance loans

•      90 day arrears reduced to 1.2% (2010: 1.5%) in UK Cards and to 1.5% (2010: 2.5%) in US Cards, reflecting better, although still subdued, economic conditions during 2011, the impact of customer loan repayments and a continued revision of the credit approval policy in Barclaycard

1        UK Cards excludes £1.5bn relating to Egg credit card assets, which were recognised on acquisition at fair value (with no related impairment allowance). An impairment allowance of £20m is held on Egg balances post acquisition.

2       Risk metrics exclude the impact of the $1.4bn Upromise portfolio acquired in December 2011.

3 Gross Loans and Advances for UK personal loans as at 31 December 2010 have been revised to exclude £740m of UK smaller specialist loans as they are no longer considered to be a principal portfolio.

4 South Africa cards 30 and 90 days arrears revised to include approved debt counselling accounts.

5 Europe RBB cards includes Spain, Portugal and Italy card assets.

6       The recoveries impairment coverage ratio for Italy salary advance loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.

Credit Risk

Retail Forbearance Programmes

•      Forbearance on the Group's principal portfolios in US, UK and Europe are presented below. Additional portfolios will be added to this disclosure should the forbearance in respect of such portfolios become material

• The level of forbearance extended to customers in other retail portfolios is not material and, typically, does not currently play a significant part in the way customer relationships are managed

Principal Portfolios As at 31.12.11	Gross L&A Subject to Forbearance Programmes	Forbearance Proportion of Outstanding Balances	Impairment Coverage on Gross L&A Subject to Forbearance	Marked to Market LTV of Home Loan Forbearance Balances
	£m	%	%	%
Home Loans
UK	1,613	1.5	0.8	31.6
Spain	145	1.0	3.7	67.4
Italy	171	1.1	2.6	46.5

Credit Cards, Overdrafts and Unsecured Loans
UK cards1	946	7.1	38.2	na
UK personal loans	201	3.8	28.2	na
US cards	125	1.7	19.7	na

As at 31.12.10
Home Loans
UK	1,446	1.4	0.9	31.8
Spain	151	1.0	0.8	61.6
Italy	186	1.4	0.6	47.4

Credit Cards, Overdrafts and Unsecured Loans
UK cards2	908	7.2	30.6	na
UK personal loans	215	3.7	31.7	na
US cards	150	2.1	18.4	na

- Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on individual customer circumstances. Short term solutions focus on temporary reductions to contractual payments and may change from capital and interest payments to interest only. For customers with longer term financial difficulties, term extensions may be offered, which may also include interest rate concessions

- Forbearance in principal Home Loans portfolios increased 8% to £1,929m (2010: £1,783m), principally in the UK

- Within UK Home loans, term extensions accounted for the majority of forbearance balances. Since January 2008 an additional £1.5bn of interest only mortgages have received a term extension, which have not been classified as forbearance as they were interest only mortgages and the contractual monthly payments did not alter

- In Spain, forbearance accounts are usually full account restructures. In Italy, the majority of balances relate to specific schemes required by the Government (e.g. debt relief scheme following the earthquake of 2009) and are weighted towards payment holidays and interest suspensions

- Forbearance in principal Credit Cards, Overdrafts and Unsecured Loans portfolios remains stable at £1,272m (2010: £1,273m)

- Impairment allowances against UK cards forbearance increased to reflect revised expectations on debt repayment. As a result, the impairment coverage ratio increased to 38.2% (2010: 30.6%)

1 UK Cards excludes £43m relating to credit card assets acquired from Egg UK, which were recognised on acquisition at fair value (with no related impairment allowance).

2 UK cards revised to include partnership card assets.

Credit Risk

Wholesale Credit Risk

Wholesale Loans and Advances at Amortised Cost1
As at 31.12.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	2,743	63	2,680	285	10.4	45	164
Africa RBB	11,998	298	11,700	723	6.0	78	65
Barclaycard2	476	8	468	3	0.6	27	567
Barclays Capital3,4	161,194	2,555	158,639	5,253	3.3	129	8
Barclays Corporate	67,999	2,231	65,768	4,309	6.3	1,073	158
- UK	53,668	545	53,123	1,267	2.4	345	64
- Europe	12,576	1,574	11,002	2,876	22.9	699	556
- Rest of World	1,755	112	1,643	166	9.5	29	165
Barclays Wealth	2,471	51	2,420	317	12.8	18	73
Head Office	1,958	17	1,941	36	1.8	(2)	nm
Total	248,839	5,223	243,616	10,926	4.4	1,368	55

As at 31.12.10
UK RBB	3,889	77	3,812	345	8.9	80	206
Africa RBB	14,644	362	14,282	1,154	7.9	123	84
Barclaycard2	338	5	333	7	2.1	20	592
Barclays Capital3,4	152,711	3,036	149,675	5,370	3.5	642	42
Barclays Corporate	66,961	1,986	64,975	4,591	6.9	1,436	214
- UK	50,599	539	50,060	1,503	3.0	447	88
- Europe	14,094	1,333	12,761	2,935	20.8	940	667
- Rest of World	2,268	114	2,154	153	6.7	49	216
Barclays Wealth	2,884	66	2,818	218	7.6	27	94
Head Office	1,411	17	1,394	66	4.7	1	7
Total	242,838	5,549	237,289	11,751	4.8	2,329	96

- Gross loans and advances to customers and banks increased 2% principally as a result of a rise of 6% in Barclays Capital. For more detail, see analysis of Barclays Capital wholesale loans and advances on page 58

- This was partially offset by a 18% decrease in balances in Africa RBB primarily due to the depreciation in the value of the Rand against Sterling and from lower demand

- The loan impairment charge improved 41% principally reflecting lower charges in:

- Barclays Capital, mainly as a result of charges in leveraged finance being partially offset by a release of £223m relating to the loan to Protium which has now been repaid

-    Barclays Corporate, due to lower credit impairment charges in Spain reflecting lower exposure to the property and construction sector. Charges also reduced in the UK business, reflecting lower default rates and tightly controlled exposure to commercial real estate loans. However, weak credit conditions in Portugal led to a higher charge in 2011

- The substantial reduction in the impairment charge and higher loan balances led to a lower wholesale loan loss rate of 55bps in 2011 (2010: 96bps)

1 Loans and advances to business customers in Europe RBB are included in the Retail Loans and Advances to Customers at Amortised Cost table on page 52.

2 Barclaycard wholesale loans and advances represent corporate credit and charge cards.

3        Barclays Capital gross loans and advances includes cash collateral and settlement balances of £75,707m as at 31 December 2011 and £56,486m as at 31 December 2010. Excluding these balances CRLs as a proportion of gross loans and advances were 6.1% and 5.6% respectively.

4 Barclays Capital credit risk loans exclude the loan to Protium of £7,560m held as at 31 December 2010.

Credit Risk

Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

As at 31.12.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans1	CRLs % of Gross L&A1	Loan Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Loans and advances to banks
Interbank lending	19,655	45	19,610	34	0.2	(5)	(3)
Cash collateral and settlement balances	23,066	-	23,066	-	-	-	-
Loans and advances to customers
Corporate lending	38,326	730	37,596	1,515	4.0	194	51
Government lending	3,276	-	3,276	-	-	-	-
ABS CDO Super Senior	3,390	1,548	1,842	3,390	100.0	6	18
Other wholesale lending	20,840	232	20,608	314	1.5	(66)	(32)
Cash collateral and settlement balances	52,641	-	52,641	-	-	-	-
Total	161,194	2,555	158,639	5,253	3.3	129	8

As at 31.12.10
Loans and advances to banks
Interbank lending	21,547	48	21,499	35	0.2	(18)	(8)
Cash collateral and settlement balances	14,058	-	14,058	-	-	-	-
Loans and advances to customers
Corporate lending	41,891	798	41,093	1,483	3.5	285	68
Government lending	2,940	-	2,940	-	-	-	-
ABS CDO Super Senior	3,537	1,545	1,992	3,537	100.0	(137)	(387)
Other wholesale lending	26,310	645	25,665	315	1.2	512	195
Cash collateral and settlement balances	42,428	-	42,428	-	-	-	-
Total	152,711	3,036	149,675	5,370	3.5	642	42

•      Barclays Capital wholesale loans and advances increased 6% to £161,194m (2010: £152,711m). This was driven by an increase in cash collateral balances partially offset by the acquisition of Protium and a reduction in corporate lending

• Included within corporate lending and other wholesale lending portfolios are £3,204m (2010: £3,787m) of loans backed by retail mortgage collateral classified as lending to financial institutions

Wholesale Forbearance

- Whilst there are no standardised wholesale forbearance programmes, as part of the ongoing provision of lending facilities to corporates and businesses, credit terms are reviewed and may be revised where this is the optimum strategy for the performance of our customers' businesses and therefore Barclays loans and advances

- Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms. As changes in original terms are made for a variety of reasons and in a variety of ways including those not related to the customer's ability to repay a loan, comprehensive data is not currently compiled to quantify the lending where changes in original terms have been agreed as a result of forbearance

- Impairment is assessed for each individual counterparty and recognised where relevant impairment triggers have been reached, including where customers are in arrears and require renegotiation of terms

- A control framework exists along with regular sampling to ensure watch list and impairment policies are implemented as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment

1        Barclays Capital Credit Risk Loans as at 31 December 2010 exclude the loan to Protium. Other wholesale lending CRLs and CRLs of Gross L&A including the loan to Protium were £7,875m and 29.9% respectively.

Credit Risk

Group Exposures to Selected Eurozone Countries

- The Group continues to closely monitor its exposure to Eurozone countries. During 2011 the Group's sovereign exposure to Spain, Italy, Portugal, Ireland and Greece reduced by 14% to £7.1bn

-    Spanish sovereign exposure reduced 45% to £2.5bn due to the disposal of available for sale government bonds, held for the purpose of interest rate hedging and liquidity, that have been replaced by interest rate swaps with alternative counterparties

-    Italian sovereign exposure increased 57% to £3.5bn principally due to the acquisition of government issued bonds reflecting improved yields and holdings as part of the Treasury liquidity management portfolio

- Portuguese sovereign exposure reduced 21% to £0.8bn, principally due to a reduction in government bonds held as available for sale

- Italian non-sovereign exposures increased £1.1bn to £21.9bn, principally due to a £2.2bn increase in new mortgage lending (with an average LTV of 59.6%), offset by £0.9bn reduction in exposures to financial institutions

- Ireland exposures increased 5% to £5.7bn, principally reflecting increased lending to financial institutions of £4.3bn (31 December 2010: £3.8bn), including £0.9bn of trading assets and £1.3bn of loans to entities domiciled in
       Ireland whose principal business and exposures are outside of Ireland. Exposure to domestic Irish banks remains minimal

- Exposure to Greece remains minimal and the sovereign exposure is predominantly marked to market on a daily basis through income

- In addition to these countries subject to particular market focus, the Group had £2.4bn (2010: £2.2bn) net exposure to Belgium, which was downgraded to AA during the fourth quarter of 2011. This principally comprised sovereign debt, of which £1.7bn was held as available for sale, with a negative AFS reserve of £26m, and £0.3bn held for trading

Basis of preparation

- The following tables are prepared on the same basis as the 2011 Interim Results Announcement and present the maximum direct balance sheet exposure to credit risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate

- Trading and derivatives balances relate to investment banking activities, principally as market-maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss

- Available for sale assets are principally investments in government bonds and other debt securities held for the purposes of interest rate hedging and liquidity for local banking activities. Balances are reported on a fair value basis, with movements in fair value going through equity

- Loans and advances held at amortised cost comprise: (i) retail lending portfolios, predominantly mortgages secured on residential property; and (ii) corporate lending portfolios, largely reflecting established corporate banking businesses in Spain, Italy and Portugal and investment banking services provided to multinational and large national corporate clients. Settlement balances and cash collateral are excluded from this analysis

- Sovereign exposures reflect direct exposures to central and local governments1, the majority of which are used for hedging interest rate risk relating to local activities. These positions are being actively replaced by non-government instruments such as interest rate swaps. The remaining portion is actively managed reflecting our role as leading primary dealer, market maker and liquidity provider to our clients

- Financial institution and corporate exposures reflect the country of operations of the counterparty (including foreign subsidiaries and without reference to cross-border guarantees)

- Retail exposures reflect the country of residence of retail customers

- The Group enters into credit mitigation arrangements for which the reference asset is government debt. The selected countries (pages 60 to 63) include only credit mitigation arrangements with counterparties in the relevant country. The analysis of credit derivatives referencing sovereign debt reflects derivative counterparty netting and includes all credit derivatives, regardless of counterparty location

1        In addition, the Group held cash with the central banks of these countries totalling £0.8bn as at 31 December 2011. Other immaterial balances with central banks are classified within loans to financial institutions.

Credit Risk

Exposure by Country and Counterparty

As at 31.12.11	Spain	Italy	Portugal	Ireland	Greece
	£m	£m	£m	£m	£m
Sovereign	2,530	3,493	810	244	14
Financial institutions	987	669	51	4,311	2
Residential mortgages	14,654	15,934	3,651	94	5
Corporate	5,345	2,918	3,295	977	67
Other retail lending	3,031	2,335	2,053	86	18
Total	26,547	25,349	9,860	5,712	106

As at 31.12.10	Spain	Italy	Portugal	Ireland	Greece
	£m	£m	£m	£m	£m
Sovereign	4,641	2,224	1,023	296	31
Financial institutions	1,586	1,572	165	3,769	21
Residential mortgages	15,977	13,741	3,476	109	4
Corporate	6,398	2,828	3,598	1,123	103
Other retail lending	3,081	2,599	2,074	125	19
Total	31,683	22,964	10,336	5,422	178

Exposures on loans and advances to other geographies including Europe as a whole are set out on page 47.

Spain	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives	Designated as FV through P&L	Total as at 31.12.11	Total as at 31.12.10
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	684	(684)	-	64	(64)	-	-	-	-	-
Financial institutions	367	(247)	120	7,359	(7,023)	(336)	-	101	221	422
Corporate	167	(155)	12	656	(251)	-	405	212	629	356

Fair Value through Equity	Available for Sale Assets as at 31.12.11			Total as at
	Cost1	AFS Reserve	Total	31.12.10
	£m	£m	£m	£m
Sovereign	2,519	(51)	2,468	4,491
Financial institutions	507	(17)	490	669
Corporate	2	-	2	36

Held at Amortised Cost	Loans and Advances as at 31.12.11			Total
	Gross	Impairment Allowances	Total	as at 31.12.10
	£m	£m	£m	£m
Sovereign	62	-	62	150
Financial institutions	282	(6)	276	495
Residential mortgages	14,729	(75)	14,654	15,977
Corporate	5,901	(1,187)	4,714	6,006
Other retail lending	3,144	(113)	3,031	3,081

1    'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Credit Risk

Italy	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives	Designated as FV through P&L	Total as at 31.12.11	Total as at 31.12.10
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,097	(1,531)	566	1,083	(506)	-	577	1	1,144	1,004
Financial institutions	429	(142)	287	6,224	(4,791)	(1,319)	114	55	456	794
Corporate	134	(134)	-	502	(325)	(92)	85	86	171	93

Fair Value through Equity	Available for Sale Assets as at 31.12.11			Total as at
	Cost1	AFS Reserve	Total	31.12.10
	£m	£m	£m	£m
Sovereign	2,457	(123)	2,334	1,220
Financial institutions	141	(3)	138	226
Corporate	28	(1)	27	19

Held at Amortised Cost	Loans and Advances as at 31.12.11			Total
	Gross	Impairment Allowances	Total	as at 31.12.10
	£m	£m	£m	£m
Sovereign	15	-	15	-
Financial institutions	83	(8)	75	552
Residential mortgages	16,023	(89)	15,934	13,741
Corporate	2,850	(130)	2,720	2,716
Other retail lending	2,515	(180)	2,335	2,599

Portugal	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives	Designated as FV through P&L	Total as at 31.12.11	Total as at 31.12.10
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	143	(76)	67	216	(216)	-	-	2	69	121
Financial institutions	24	(13)	11	336	(336)	-	-	-	11	106
Corporate	129	(21)	108	445	(223)	(2)	220	-	328	63

Fair Value through Equity	Available for Sale Assets as at 31.12.11			Total as at
	Cost1	AFS Reserve	Total	31.12.10
	£m	£m	£m	£m
Sovereign	875	(159)	716	886
Financial institutions	2	-	2	9
Corporate	675	2	677	896

Held at Amortised Cost	Loans and Advances as at 31.12.11			Total
	Gross	Impairment Allowances	Total	as at 31.12.10
	£m	£m	£m	£m
Sovereign	25	-	25	16
Financial institutions	38	-	38	50
Residential mortgages	3,665	(14)	3,651	3,476
Corporate	2,484	(194)	2,290	2,639
Other retail lending	2,252	(199)	2,053	2,074

1    'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Credit Risk

Ireland	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives	Designated as FV through P&L	Total as at 31.12.11	Total as at 31.12.10
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	98	(64)	34	45	(4)	(36)	5	-	39	59
Financial institutions	1,416	(39)	1,377	5,889	(3,909)	(1,846)	134	50	1,561	1,149
Corporate	73	(30)	43	658	(658)	-	-	9	52	164

Fair Value through Equity	Available for Sale Assets as at 31.12.11			Total as at
	Cost1	AFS Reserve	Total	31.12.10
	£m	£m	£m	£m
Sovereign	215	(10)	205	237
Financial institutions	274	(25)	249	584

Held at Amortised Cost	Loans and Advances as at 31.12.11			Total
	Gross	Impairment Allowances	Total	as at 31.12.10
	£m	£m	£m	£m
Financial institutions	2,651	(150)	2,501	2,036
Residential mortgages	104	(10)	94	109
Corporate	946	(21)	925	959
Other retail lending	86	-	86	125

Greece	Trading Portfolio			Derivatives
Fair Value through Profit and Loss	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives	Designated as FV through P&L	Total as at 31.12.11	Total as at 31.12.10
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	7	-	7	1	-	-	1	-	8	15
Financial institutions	2	-	2	1,109	(253)	(856)	-	-	2	21
Corporate	3	-	3	-	-	-	-	-	3	7

Fair Value through Equity	Available for Sale Assets as at 31.12.11			Total as at
	Cost1	AFS Reserve	Total	31.12.10
	£m	£m	£m	£m
Sovereign	6	-	6	16

Held at Amortised Cost	Loans and Advances as at 31.12.11			Total
	Gross	Impairment Allowances	Total	as at 31.12.10
	£m	£m	£m	£m
Residential mortgages	5	-	5	4
Corporate	64	-	64	96
Other retail lending	27	(9)	18	19

1    'Cost' refers to the fair value of the asset at recognition, less any impairment booked. 'AFS Reserve' is the cumulative fair value gain or loss on the assets that is held in equity. 'Total' is the fair value of the assets at the balance sheet date.

Credit Risk

Credit Derivatives Referencing Sovereign Debt

- The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) primarily for risk management purposes for which the reference asset is government debt

- These have the effect of reducing the Group's gross exposure in the event of sovereign default

As at 31.12.11	Spain	Italy	Portugal	Ireland	Greece
	£m	£m	£m	£m	£m
Fair value
- Bought	326	681	346	170	669
- Sold	(324)	(583)	(322)	(170)	(729)
Net derivative fair value	2	98	24	-	(60)

Contract notional amount1
- Bought	(2,924)	(4,742)	(1,027)	(854)	(1,019)
- Sold	2,765	4,270	977	805	1,098
Net derivative notional amount	(159)	(472)	(50)	(49)	79

Impact of credit derivatives in the event of sovereign default (notional less fair value of protection)	(157)	(374)	(26)	(49)	19

- Credit derivatives are arrangements whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of protection

- The majority of credit derivatives referencing sovereign assets are bought and sold to support customer transactions and for risk management purposes

- The contract notional amount represents the value of the reference asset being insured, while the fair value represents the change in the value of the reference asset, adjusted for the creditworthiness of the counterparty providing the protection

- The net derivative notional amount represents a reduction in exposures and should be considered alongside the direct exposures as disclosed in the preceding pages

- In addition, the Group has indirect sovereign exposure through the guarantee of certain savings and investment funds, which hold a proportion of their assets in sovereign debt. As at 31 December 2011, the net liability in respect of these guarantees was £41m

1 This reflects counterparty netting where there is a legally enforceable right of net-off.

Credit Risk

Barclays Capital Credit Market Exposures

					Year Ended 31.12.11
Credit Market Exposures1	As at 31.12.11	As at 31.12.10	As at 31.12.11	As at 31.12.10	Fair Value (Losses)/ Gains and Net Funding	Impairment Release/ (Charge)	Total (Losses)/ Gains
	$m	$m	£m	£m	£m	£m	£m
Protium assets2	3,508	10,884	2,272	7,028	(555)	223	(332)

US Residential Mortgages
ABS CDO Super Senior	2,844	3,085	1,842	1,992	(29)	(6)	(35)
US sub-prime and Alt-A	644	1,025	416	662	(4)	35	31

Commercial Mortgages
Commercial real estate loans and properties	8,228	11,006	5,329	7,106	486	-	486
Commercial Mortgaged Backed Securities	156	184	101	119	-	-	-
Monoline protection on CMBS	14	18	9	12	32	-	32

Other Credit Market
Leveraged Finance3	6,278	7,636	4,066	4,930	43	(203)	(160)
SIVs, SIV -Lites and CDPCs	9	618	6	399	(32)	-	(32)
Monoline protection on CLO and other	1,729	2,541	1,120	1,641	(13)	-	(13)

Total	23,410	36,997	15,161	23,889	(72)	49	(23)

- Barclays Capital's credit market exposures primarily relate to commercial real estate, leveraged finance, and collateral previously securing the loan to Protium. These exposures arose before the market dislocation in mid-2007

- During 2011, credit market exposures decreased by £8,728m to £15,161m, reflecting net sales and paydowns and other movements of £8,442m, foreign exchange rate movements of £263m and fair value losses and impairment of £23m.  The net sales, paydowns and other movements of £8,442m included:

- £4,218m relating to assets formerly held as collateral for the loan to Protium Finance LP, comprising £2,697m net sales, £959m loan and interest repayments and £562m paydowns and other movements

- £2,141m of commercial real estate loans and properties sales and paydowns

- £820m reduction in leveraged loans primarily relating to five counterparties

- In January 2012, Barclays completed the sale of £405m ($628m) of a commercial real estate equity security at fair value representing 50% of its stake in Archstone

1        As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

2 Prior to 27 April 2011 when Protium was acquired by the Group the exposure was a loan. This was carried at the amount equivalent to the fair value of the underlying collateral from 31 December 2010.

3 Includes undrawn commitments of £180m (31 December 2010: £264m).

Credit Risk

Protium Assets

		Acquisition Date			Acquisition Date
	As at 31.12.11	As at 27.04.11	As at 31.12.10	As at 31.12.11	As at 27.04.11	As at 31.12.10
	$m	$m	$m	£m	£m	£m
US sub-prime and Alt-A	1,490	4,406	4,402	965	2,665	2,710
Commercial Mortgage-Backed Securities	1,422	3,092	3,257	921	1,870	2,103
Monoline protection	-	-	225	-	-	145
CLO and other assets	596	1,952	1,636	386	1,181	1,189
Total collateral	3,508	9,450	9,520	2,272	5,716	6,147

Cash and cash equivalents	na	231	1,364	na	140	881

Total assets	3,508	9,681	10,884	2,272	5,856	7,028

Loan to Protium	-	-	10,884	-	-	7,028

- On 16 September 2009, Barclays Capital sold assets of $12,285m, including $8,384m in credit market assets, to Protium Finance LP (Protium). As part of the transaction, Barclays extended a $12,641m 10 year loan to Protium

- In April 2011, Barclays entered into several agreements to acquire all third party interests in Protium in order to help facilitate the Group's early exit from the underlying exposures.  As a result, Protium was then consolidated by the Group. Subsequently, Protium sold its assets to Barclays entities and the loan has been repaid

- As part of this transaction, £459m ($750m) was invested in Helix, an existing fund managed by Protium's investment manager. The orginal investment represented 86% of the Helix fund, which has been consolidated by the
      Group. The fund's investments primarily comprise government and agency securities. As at 31 December 2011, the fair value of Barclays investment in the fund was $729m

Market Risk

Analysis of Barclays Capital's Market Risk Exposure

- Barclays Capital's regulatory market risk models, including recently implemented models for CRD3, are used to calculate regulatory capital for designated trading book portfolios, and are reviewed by the FSA. The four principal models are Daily Value at Risk (DVaR), Stressed Value at Risk, Incremental Risk Charge and the All Price Risk measure

- Barclays Capital DVaR model is graded Green, as defined by the FSA which is consistent with a good working model. This rating was maintained throughout the year

- For internal risk management purposes, DVaR is calculated at a 95% confidence level for the trading book and certain banking books. The calculation is based on historical simulation of the most recent two years of data

	Year Ended 31.12.11			Year Ended 31.12.10
DVaR (95%)	Daily Avg	High1	Low1	Daily Avg	High1	Low1
	£m	£m	£m	£m	£m	£m
Interest rate risk	17	47	7	33	50	21
Spread risk	45	69	25	48	62	30
Commodity risk	12	18	7	16	25	9
Equity risk	18	34	9	14	29	6
Foreign exchange risk	5	8	2	6	15	2
Diversification effect	(40)	na	na	(64)	na	na
Total DVaR	57	88	33	53	75	36

Expected shortfall2	71	113	43	78	147	47

3W3	121	202	67	144	311	72

- Barclays Capital's average total DVaR was £57m during 2011, an 8% increase from 2010. However, the tail risk indicated by the average expected shortfall and 3W measures fell 9% to £71m and 16% to £121m respectively

- The diversification effect reduced 38% to an average of £40m in 2011 due to higher cross asset correlation as the European debt crisis worsened

- The three main risk factors affecting DVaR were spread, interest rate and equity risk. From 2010 levels, average DVaR for spread fell by £3m (6%) and interest rate DVaR fell by £16m (48%) reflecting cautious positioning.
      Equity DVaR increased by £4m (29%) on continued growth of the global equities business and product offerings

1        The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect balance for the high and low
       DVaR figures would not be meaningful and is therefore omitted from the above table.

2 The average of all one day hypothetical losses beyond the 95% confidence level DVaR.

3 The average of the three largest one day estimated losses.

Financial Statement Notes

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

Accounting Policies

The Group has continued to apply the accounting policies used for the 2010 Annual Report.

A number of amendments to IFRS have been issued that are required to be applied from 1 January 2011. These amendments have not resulted in any changes to the Group's accounting policies.

1. Net Interest Income
	Year Ended	Year Ended
	31.12.11	31.12.10
	£m	£m
Cash and balances with central banks	392	271
Available for sale investments	2,137	1,483
Loans and advances to banks	350	440
Loans and advances to customers	17,271	17,677
Other	439	164
Interest income	20,589	20,035

Deposits from banks	(366)	(370)
Customer accounts	(2,526)	(1,410)
Debt securities in issue	(3,524)	(3,632)
Subordinated liabilities	(1,813)	(1,778)
Other	(159)	(322)
Interest expense	(8,388)	(7,512)

Net interest income	12,201	12,523

2. Income by Geographic Segment1
	Year Ended	Year Ended
	31.12.11	31.12.10
	£m	£m
UK	15,819	12,714
Europe	4,207	4,828
Americas	6,025	7,742
Africa and Middle East	4,967	4,997
Asia	1,274	1,159
Total income net of insurance claims	32,292	31,440

1 Total income net of insurance claims based on counterparty location.

Financial Statement Notes

3.            Administration and General Expenses

	Year Ended	Year Ended
	31.12.11	31.12.10
	£m	£m
Property and equipment	1,763	1,813
Outsourcing and professional services	1,869	1,705
Operating lease rentals	659	637
Marketing, advertising and sponsorship	585	631
Subscriptions, publications, stationery and communications	740	750
Travel and accommodation	328	358
Other administration and general expenses	400	566
Impairment of property, equipment and intangible assets	12	125
Administration and general expenses	6,356	6,585

Administration and general expenses decreased 3% to £6,356m (2010: £6,585m), principally reflecting the benefits of restructuring and the non-recurrence of the one-off provision in respect of the resolution of a review of Barclays compliance with US economic sanctions that occurred in 2010. These reductions have been offset in part by an increase in outsourcing and professional services as a result of Barclaycard acquisitions, restructuring charges and increased regulatory costs.

4.            UK Bank Levy

UK legislation was enacted in July 2011 to introduce an annual bank levy, which applies to elements of the Group's consolidated liabilities and equity held as at the year end. The levy has resulted in an additional charge to the income statement of £325m, which was recognised as at 31 December 2011 and is presented within operating expenses. The IFRS Interpretations Committee is considering the timing of recognition of the levy going forward.

5.            Loss on Disposal of Subsidiaries, Associates and Joint Ventures

On 15 February 2011, Barclays announced its intention to sell Barclays Bank Russia (BBR) as part of refocusing its Russian activities and commenced plans to dispose of the business. The disposal of BBR was completed on 25 October 2011. A loss on disposal of £73m has been recognised in the income statement within Barclays Corporate and the accumulated foreign exchange losses of £23m, previously recognised directly in equity, have been recycled through the income statement within Head Office Functions.

6.           Acquisitions

In April 2011, Barclays acquired the third party investments in Protium for their carrying value of £163m and restructured the related management arrangements. This resulted in the general partner interest being acquired by Barclays for a nominal consideration and the remaining interest in Protium held by Protium's investment manager, redeemed for consideration of £50m (in accordance with the performance fees that would have been due under the original agreement, based on investment performance to date). Barclays became the sole owner and controlling party of Protium, which is consolidated by the Group. There was no gain or loss and no goodwill arising as the impairment on the loan had already been calculated by reference to Protium's net asset value of £5,856m.

As part of this transaction, $750m of proceeds from a partial redemption of the loan to Protium was invested into Helix, an existing fund managed by Protium's investment manager. This represents a majority interest in the fund, which has also been consolidated by the Group.

The pre-acquisition carrying amounts of the acquired assets and liabilities, stated in accordance with the Group's accounting policies, were equal to their fair value on acquisition as set out below. There was no gain or loss and no goodwill arising on the transaction.

Financial Statement Notes

6. Acquisitions (continued)	Total Fair Value
Assets	£m
Trading portfolio assets	4,731
Financial assets designated at fair value	1,004
Derivative financial instruments	5
Loans and advances to banks	472
Reverse repurchase agreements	29
Other assets	46
Total assets	6,287

Liabilities
Deposits from banks	1
Trading portfolio liabilities	93
Financial liabilities designated at fair value	76
Derivative financial instruments	23
Repurchase agreements	24
Other liabilities	51
Total liabilities	268

Net assets acquired	6,019

Group share of assets acquired	6,019

Consideration:
- Cash	163
- Loan	5,856
Total	6,019

The Group's exposure to Protium prior to acquisition represented a loan. Subsequent to acquisition the underlying assets held by Protium were consolidated by the Group and have been integrated into the corresponding business lines.

The contribution of Protium and related underlying assets on the Group's profit before tax for the year of £55m reflects a £223m impairment release and £36m net interest income on the loan prior to acquisition, offset by £204m post acquisition fair value movements in the underlying assets and gains arising on the unwind of structured assets.

During the year, Barclays acquired £2.1bn gross consumer credit card assets from Egg UK, a £130m corporate card portfolio from MBNA Europe Bank Limited and a $1.4bn Upromise by Sallie Mae credit card portfolio from FIA Card Services, N.A. (part of the Bank of America Group). These acquisitions were asset purchases and therefore, have not been included in the table above. In addition, Barclays acquired the Baubecon portfolio of German residential properties following a debt restructuring transaction for £0.8bn. The properties have a current fair value of £1bn and are accounted for as investment properties.

Financial Statement Notes

7.            Tax

The tax charge for 2011 was £1,928m (2010: £1,516m) on profit before tax of £5,879m (2010: £6,065m), giving an effective tax rate of 32.8% (2010: 25.0%). The effective tax rate reflects the non-deductible charges for the impairment of the investment in BlackRock, Inc. of £1,800m (2010: nil), goodwill impairment of £597m (2010: £243m) and the UK bank levy of £325m (2010: nil).

The effective tax rate for both periods differs from the UK tax rate of 26.5% (2010: 28.0%) because of these non-deductible charges and the impact of non-taxable gains and income, the effect of profits and losses outside of the UK being taxed at local statutory tax rates that are different to the UK statutory tax rate, non-creditable taxes, non-deductible expenses, and the benefit from recognising deferred tax assets that were previously unrecognised.

	Assets		Liabilities
Current and Deferred Tax Assets and Liabilities	31.12.11	31.12.10	31.12.11	31.12.10
	£m	£m	£m	£m
Current tax	374	196	(1,397)	(646)
Deferred tax	3,010	2,517	(695)	(514)
Total	3,384	2,713	(2,092)	(1,160)

Deferred tax assets, which principally relate to Barclays businesses in the US and Spain, increased by 20% to £3,010m largely due to improved financial performance in the US supporting additional deferred tax assets not previously recognised.

8. Non-controlling Interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Year Ended	Year Ended	Year Ended	Year Ended
	31.12.11	31.12.10	31.12.11	31.12.10
	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	465	478	5,929	5,933
- Reserve Capital Instruments (RCIs)	46	113	-	1,418
- Upper Tier 2 instruments	3	3	586	586
Absa Group Limited	401	362	2,861	3,208
Other non-controlling interests	29	29	231	259
	944	985	9,607	11,404

The decrease in Absa Group Limited equity attributable to non-controlling interest to £2,861m (2010: £3,208m) is principally due to £583m depreciation of African currencies against Sterling and £162m of dividends paid, offset by retained profits of £401m.

The reduction in RCIs to nil (2010: £1,418m) is due to the buy back, at the Group's option, of instruments with a nominal value of $1.25bn and $0.75bn during June and December 2011 respectively.

Financial Statement Notes

9. Earnings Per Share
	Year Ended	Year Ended
	31.12.11	31.12.10
	£m	£m
Profit attributable to equity holders of the parent	3,007	3,564
Dilutive impact of convertible options	-	(10)
Profit attributable to equity holders of the parent including dilutive impact of convertible options	3,007	3,554

Basic weighted average number of shares in issue1	11,988m	11,719m
Number of potential ordinary shares	538m	733m
Diluted weighted average number of shares	12,526m	12,452m

Basic earnings per ordinary share	25.1p	30.4p
Diluted earnings per ordinary share	24.0p	28.5p

The decrease in the number of potential ordinary shares is primarily driven by a decrease in the average share price and options exercised under employee share schemes.

10.         Dividends on Ordinary Shares

It is the Group's policy to declare and pay dividends quarterly. A final dividend in respect of 2011 of 3p per ordinary share will be paid on 16 March 2012 to shareholders on the Share Register on 24 February 2012 and accounted for as distribution of retained earnings in the year ending 31 December 2012. The financial statements for 2011 include the following dividends paid during the year:

	Year Ended 31.12.11		Year Ended 31.12.10
Dividends Paid During the Period	Per Share	Total	Per Share	Total
	Pence	£m	Pence	£m
Final dividend paid during period	2.5p	298	1.5p	176
Interim dividends paid during period	3.0p	362	3.0p	355

For qualifying US and Canadian resident ADR holders, the final dividend of 3p per ordinary share becomes 12p per ADS (representing four shares). The ADR depositary will post the final dividend on 16 March 2012 to ADR holders on the record at close of business on 24 February 2012.

1 The number of basic weighted average number of shares excludes own shares held in employee benefit trusts or for trading.

Financial Statement Notes

11. Derivative Financial Instruments

	Contract Notional	Fair Value
As at 31.12.11	Amount	Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	4,452,874	63,822	(67,280)
Interest rate derivatives	35,541,980	372,570	(357,440)
Credit derivatives	1,886,650	63,312	(61,348)
Equity and stock index and commodity derivatives	1,214,487	35,602	(38,484)
Derivative assets/(liabilities) held for trading	43,095,991	535,306	(524,552)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	157,149	2,150	(1,726)
Derivatives designated as fair value hedges	74,375	1,447	(1,238)
Derivatives designated as hedges of net investments	12,010	61	(394)
Derivative assets/(liabilities) designated in hedge accounting relationships	243,534	3,658	(3,358)

Total recognised derivative assets/(liabilities)	43,339,525	538,964	(527,910)

As at 31.12.10
Foreign exchange derivatives	3,513,911	60,420	(62,141)
Interest rate derivatives	41,764,637	270,730	(251,941)
Credit derivatives	1,952,475	47,017	(45,044)
Equity and stock index and commodity derivatives	1,286,181	40,419	(44,037)
Derivative assets/(liabilities) held for trading	48,517,204	418,586	(403,163)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	149,763	760	(925)
Derivatives designated as fair value hedges	83,968	924	(1,012)
Derivatives designated as hedges of net investments	6,622	49	(416)
Derivative assets/(liabilities) designated in hedge accounting relationships	240,353	1,733	(2,353)

Total recognised derivative assets/(liabilities)	48,757,557	420,319	(405,516)

The fair value of gross derivative assets increased by 28% to £539bn (2010: £420bn) reflecting decreases in the major forward curves, offset by the impact of optimisation initiatives.

Derivative asset exposures would be £492bn (2010: £378bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. Derivative liabilities would be £478bn (2010: £362bn) lower, reflecting counterparty netting and collateral placed.

Financial Statement Notes

12.         Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on
	Quoted Market Prices	Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 31.12.11	£m	£m	£m	£m
Trading portfolio assets	61,530	81,449	9,204	152,183
Financial assets designated at fair value	4,179	24,091	8,679	36,949
Derivative financial assets	2,550	525,147	11,267	538,964
Available for sale assets	30,857	34,761	2,873	68,491
Total Assets	99,116	665,448	32,023	796,587

Trading portfolio liabilities	(26,155)	(19,726)	(6)	(45,887)
Financial liabilities designated at fair value	(39)	(84,822)	(3,136)	(87,997)
Derivative financial liabilities	(2,263)	(517,066)	(8,581)	(527,910)
Total Liabilities	(28,457)	(621,614)	(11,723)	(661,794)

As at 31.12.10
Trading portfolio assets	48,466	114,660	5,741	168,867
Financial assets designated at fair value	5,406	25,175	10,904	41,485
Derivative financial assets	3,023	408,214	9,082	420,319
Available for sale assets	25,619	36,201	3,290	65,110
Total Assets	82,514	584,250	29,017	695,781

Trading portfolio liabilities	(30,247)	(42,345)	(101)	(72,693)
Financial liabilities designated at fair value	(4)	(94,088)	(3,637)	(97,729)
Derivative financial liabilities	(2,567)	(396,695)	(6,254)	(405,516)
Total Liabilities	(32,818)	(533,128)	(9,992)	(575,938)

Transfers between Level 1 and Level 2 primarily comprised government bonds that had more observable market prices.

The significant movements in the Level 3 positions during the year ended 31 December 2011 are as follows:

- Purchases of £9.0bn, primarily comprising £5.1bn of assets acquired as part of the acquisition of Protium, £2.1bn of other non-asset backed debt instruments, £0.6bn of asset backed products and £0.4bn of derivative products

- Sales of £7.8bn including the sale of £2.8bn Protium assets post acquisition, the sale of £1.9bn of non-asset backed debt instruments, £1.0bn of asset backed products, £1.0bn of legacy commercial real estate loans and £0.3bn of Private Equity investments

- Settlements of £1.8bn including the £0.8bn Baubecon debt restructuring and repayments received on other legacy commercial real estate loans

- Net Transfers into Level 3 of £2.6bn primarily comprised transfers of inflation linked bond trading portfolio assets, for which fair values have become less observable in the market

- Issuances of £1.0bn, comprising £0.4bn of derivatives products, £0.3bn of structured notes and £0.3bn of non-asset backed products

Movements on the fair value of Level 3 assets recognised in the income statement totalled £0.3bn (2010: £0.3bn)

Financial Statement Notes

12.         Financial Instruments Held at Fair Value (continued)

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Year Ended	Year Ended
	31.12.11	31.12.10
	£m	£m
Opening balance	137	99
Additions	93	56
Amortisation and releases	(113)	(18)
Closing balance	117	137

Stress tests are applied on significant unobservable parameters (within Level 3) to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £2.0bn (2010: £1.7bn) or to decrease the fair values by up to £2.1bn (2010: £1.8bn) with substantially all the potential effect being recorded in the income statement rather than equity. It is not possible to reliably stress the £2.0bn receivable included within Level 3 assets arising from the Lehman acquisition since, its value is dependent on the outcome of legal proceedings. Further detail is provided in note 19.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varies according to the quality of the data and variability of underlying market. The market pricing and valuation of derivatives continue to evolve, particularly in respect of collateralisation and credit risk. Valuation methodologies are consistent with observed market practice in this area and will continue to develop as practice evolves.

13. Goodwill and Intangible Assets
	As at	As at
	31.12.11	31.12.10
	£m	£m
Goodwill	5,305	6,219
Intangibles	2,541	2,478
Total	7,846	8,697

Goodwill principally comprised £3,145m held in UK RBB (2010: £3,148m), £1,078m in Africa RBB (2010: £1,307m) and £64m in Europe RBB (2010: £505m).

Goodwill is reviewed for indicators of impairment quarterly and tested for impairment on an annual basis by comparing the carrying value to its recoverable amount. In May 2011 the goodwill in FirstPlus of £47m was fully impaired reflecting the continued run-off of the loan portfolio and the impact of payment protection insurance redress. As a result of the annual impairment assessment, the Spanish goodwill of £550m was fully impaired in December 2011. This was due to a revision in cashflow forecasts, an increase in the pre-tax discount rate to 16% (2010: 12%) and a reduction in the terminal growth rate to 1% (2010: 2%), reflecting the deteriorating economic environment in the fourth quarter of 2011 and ongoing economic uncertainty in Spain.

Financial Statement Notes

14. Provisions
	As at	As at
	31.12.11	31.12.10
	£m	£m
Redundancy and restructuring	216	177
Undrawn contractually committed facilities and guarantees	230	229
Onerous contracts	116	74
Payment Protection Insurance redress	565	-
Litigation	140	151
Sundry provisions	262	316
Total	1,529	947

Following the conclusion of the Judicial Review, a £1bn provision was raised in the second quarter of 2011 for PPI redress. The provision was based on the FSA's policy statement and industry claims experience. Of this £435m had been utilised as at 31 December 2011 and, given the continued uncertainty in the compensation, the remaining £565m provision is currently considered best estimate to cover expected future settlements.

For the year ended 31 December 2011, costs of PPI redress of £13m (2010: £162m) relating to claims settled prior to the conclusion of the Judicial Review, are included in the income statement. Of this, £5m (2010: £87m) was included in income and £8m (2010: £75m) within operating expenses.

15.         Retirement Benefits

The Group's IAS 19 pension deficit across all schemes as at 31 December 2011 was £0.2bn (2010: £2.9bn). This reflects net recognised assets of £1.5bn (2010: net recognised liabilities of £0.2bn) and unrecognised actuarial losses of £1.7bn (2010: £2.7bn). The net recognised assets comprised retirement benefit assets of £1.8bn (2010: £0.1bn) and liabilities of £0.3bn (2010: £0.3bn).

The Group's main scheme is the UK Retirement Fund (the Fund). As at 31 December 2011, the Fund's IAS 19 scheme assets exceeded liabilities by £0.3bn (2010: deficit of £2.6bn). The most significant reasons for this change were favourable asset returns and deficit contributions paid over the year.

The latest triennial funding valuation of the Fund was carried out with an effective date of 30 September 2010, and showed a deficit of £5.0bn. The Bank and Trustee agreed a recovery plan to eliminate the deficit in the Fund. As part of this recovery plan, deficit contributions of £1.8bn were paid to the Fund in December 2011 and a further £0.5bn will be paid in 2012. Further deficit contributions are payable each year from 2017 to 2021 starting at £0.65bn for 2017 and increasing by approximately 3.5% per annum until 2021. These deficit contributions are in addition to the regular contributions to meet the Group's share of the cost of benefits accruing over each year.

The latest annual funding update prepared by the Scheme Actuary as at 30 September 2011 showed a funding deficit of £6.4bn, which was prior to the payment of £1.8bn deficit contributions in December 2011.

From 1 January 2013, in accordance with IAS 19 amendments, the Group balance sheet will fully reflect any pension deficit, including the unrecognised actuarial losses, which total £1.7bn as at 31 December 2011. The charge for 2011 would have been £0.1bn higher under the revised standard, and a charge of £1.7bn would have been recognised in Other Comprehensive Income.

Financial Statement Notes

16.         Share Capital and Warrants

Called up share capital comprises 12,199 million (2010: 12,182 million) ordinary shares of 25p each.

As at 31 December 2011 there were unexercised warrants to subscribe for 379.2 million (2010: 379.2 million) new ordinary shares at a price of £1.97775. The warrants may be exercised at any time up to close of business on 31 October 2013.

17.         Other Reserves

Currency Translation Reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group's net investment in foreign operations, net of the effects of hedging. Currency translation movements in 2011 of £1,607m (2010: £1,184m), including £598m (2010: £442m) associated with non-controlling interests, are largely due to the depreciation of the Rand, Euro and Indian Rupee against Sterling.

The impact of the currency translation reserve recognised in the income statement during the year was nil (2010: £279m), as the £23m loss from the disposal of BBR was offset by other movements.

Available for Sale Reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve increased £1,380m to £25m, largely driven by £2,748m gains from changes in fair value, offset by £1,557m of net gains transferred to the income statement after recognition of impairment on the Group's investment in BlackRock, Inc.

Cash Flow Hedge Reserve

The cash flow hedge reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when hedged transactions affect profit or loss.

Movements in the cash flow hedge reserve principally reflected increases in the fair value of interest rate swaps held for hedging purposes, partially offset by related gains transferred to net profit.

18. Contingent Liabilities and Commitments
	Year Ended	Year Ended
	31.12.11	31.12.10
	£m	£m
Securities lending arrangements	35,996	27,672
Guarantees and letters of credit pledged as collateral security	14,181	13,783
Performance guarantees, acceptances and endorsements	8,706	9,175
Contingent liabilities	58,883	50,630

Documentary credits and other short-term trade related transactions	1,358	1,194

Standby facilities, credit lines and other commitments	240,282	222,963

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the disposal. The fair value of the collateral held was £37,072m (2010: £28,465m) and that of the stock lent was £35,996m (2010: £27,672m).

Financial Statement Notes

18.        Contingent Liabilities and Commitments (continued)

The Financial Services Compensation Scheme

The FSCS is the UK's compensation fund for customers of authorised financial services firms that are unable to pay claims. The FSCS raises levies on all UK deposit taking institutions. Previously compensation has been paid out by loan facilities provided by HM Treasury to FSCS in support of FSCS's obligations to the depositors of banks declared in default. The outstanding loan facilities, totalling approximately £18.5bn, are to be reviewed from 1 April 2012 and the ongoing terms are still to be agreed with HM Treasury. While it is anticipated that the substantial majority of these loans will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants. Barclays has included an accrual of £58m in other liabilities as at 31 December 2011 (2010: £63m) in respect of levies raised by the FSCS, based on the indicative costs published by the FSCS.

Barclays Capital US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period of 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. In addition, Barclays sold approximately $4bn of loans to Protium in 2009. As a result of Barclays acquisition of Protium in April 2011, Barclays reacquired the loans previously sold to Protium. Some of the loans sold by Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and some of its sponsored private-label securitisations, Barclays made certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, property and/or mortgage documentation. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached. As at 31 December 2011, Barclays R&Ws in respect of approximately $1bn of loans sold to others (which excludes the reacquired loans previously sold to Protium and loans sold to GSEs) had expired. The R&Ws with respect to the balance of the loans sold to others were not subject to expiration provisions. However, such loans were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs. Third party originators provided loan level R&Ws directly to the securitisation trusts for approximately $34bn of the $39bn in Barclays sponsored securitisations. Barclays or a subsidiary provided loan level R&Ws to the securitisation trusts for approximately $5bn of the Barclays sponsored securitisations. R&Ws made by Barclays in respect of such securitised loans, and the loans sold by Barclays to GSEs, are not subject to expiration provisions. Total unresolved repurchase requests associated with all loans sold to others and private-label activities were $21m at 31 December 2011. Current provisions are adequate to cover estimated losses associated with outstanding repurchase claims. However, based upon a large number of defaults occurring in US residential mortgages, there is a potential for additional claims for repurchases.

Claims against Barclays as an underwriter of RMBS offerings have been brought in certain civil actions (see page 79). Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not practicable to provide an estimate of the financial impact of the potential exposure in relation to the foregoing matters.

Financial Statement Notes

19.         Legal Proceedings

Lehman Brothers Holdings Inc.

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenged certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale (the Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale (together with the Trustee's competing claims to those assets, the Contract Claims). Approximately $4.2bn (£2.7bn) of the assets acquired as part of the acquisition had not been received by 31 December 2011, approximately $3.0bn (£2.0bn) of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 31 December 2011. This results in an effective provision of $1.2bn (£0.8bn) against the uncertainty inherent in the litigation.

On 22 February 2011, the Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee's favour and some in favour of BCI. On 15 July 2011, the Court entered final Orders implementing its Opinion. BCI and the Trustee have each filed a notice of appeal from the Court's adverse rulings on the Contract Claims. LBHI and the Committee have withdrawn their notices of appeal from the Court's ruling on the Rule 60 Claims, rendering the Court's Order on the Rule 60 Claims final.

If the final Orders relating to the Contract Claims were to be unaffected by future proceedings, Barclays estimates that after taking into account the effective provision of $1.2bn (£0.8bn), its loss would be approximately $4.3bn (£2.8bn). Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision.

In addition, LBHI had been pursuing a claim for approximately $500m relating to bonuses that BCI was allegedly obligated to pay to former Lehman employees. On 14 September 2011, the Court issued a decision dismissing that claim and entered a final Order to that effect on 21 September 2011. LBHI has stated that it will not appeal that decision, rendering the Order dismissing that claim final.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an order and, on 7 January 2011, judgment was entered, granting the defendants' motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs' motion for reconsideration. The plaintiffs have appealed both decisions (the grant of the defendants' motion to dismiss and the denial of the plaintiffs' motion for reconsideration) to the United States Court of Appeals for the Second Circuit.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not practicable to estimate Barclays possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Financial Statement Notes

19.         Legal Proceedings (continued)

US Federal Housing Finance Agency and Other Residential Mortgage-Backed Securities Litigation

The United States Federal Housing Finance Agency (FHFA), acting for two US government sponsored enterprises, Fannie Mae and Freddie Mac (collectively, the GSEs), filed lawsuits against 17 financial institutions in connection with the GSEs' purchases of residential mortgage-backed securities (RMBS). The lawsuits allege, among other things, that the RMBS offering materials contained materially false and misleading statements and/or omissions. Barclays Bank PLC and/or certain of its affiliates or former employees are named in two of these lawsuits, relating to sales between 2005 and 2007 of RMBS, in which Barclays Capital Inc. was lead or co-lead underwriter.

Both complaints demand, among other things: rescission and recovery of the consideration paid for the RMBS; and recovery for the GSEs' alleged monetary losses arising out of their ownership of the RMBS. The complaints are similar to other civil actions filed against Barclays Bank PLC and/or certain of its affiliates by other plaintiffs, including the Federal Home Loan Bank of Seattle, Federal Home Loan Bank of Boston, Federal Home Loan Bank of Chicago, Cambridge Place Investment Management, Inc., HSH Nordbank AG (and affiliates) and Stichting Pensioenfonds ABP, relating to their purchases of RMBS. Barclays considers that the claims against it are without merit and intends to defend them vigorously.

The original amount of RMBS related to claims against Barclays in these cases totalled approximately $6.8bn, of which approximately $2.0bn was outstanding as at 31 December 2011. Cumulative losses reported on these RMBS as at 31 December 2011 were approximately $0.1bn. If Barclays was to lose these cases it could incur a loss of up to the outstanding amount of the RMBS as at the time of judgment (taking into account further principal payments after 31 December 2011), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time. Barclays has estimated the total market value of the RMBS as at 31 December 2011 to be approximately $1.1bn. Barclays may be entitled to indemnification for a portion of any losses.

Devonshire Trust

On 13 January 2009, Barclays commenced an action in the Ontario Superior Court seeking an order that its early terminations earlier that day of two credit default swaps under an ISDA Master Agreement with the Devonshire Trust (Devonshire), an asset-backed commercial paper conduit trust, were valid. On the same day, Devonshire purported to terminate the swaps on the ground that Barclays had failed to provide liquidity support to Devonshire's commercial paper when required to do so. On 7 September 2011, the court ruled that Barclays early terminations were invalid, Devonshire's early terminations were valid and, consequently, Devonshire was entitled to receive back from Barclays cash collateral of approximately C$533m together with accrued interest thereon. Barclays is appealing the court's decision. If the court's decision were to be unaffected by future proceedings, Barclays estimates that its loss would be approximately C$500m, less any impairment provisions taken by Barclays for this matter.

Other

Barclays is engaged in various other legal proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business, including debt collection, consumer claims and contractual disputes. Barclays does not expect the ultimate resolution of any of these proceedings to which Barclays is party to have a material adverse effect on its results of operations, cash flows or the financial position of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reliably be estimated or because such disclosure could be prejudicial to the conduct of the claims. Provisions have been recognised for those cases where Barclays is able reliably to estimate the probable loss where the probable loss is not de minimis.

In addition, the Bank has been named as a defendant in a number of lawsuits, including class actions, filed in US federal courts involving claims by purported classes of purchasers and sellers of LIBOR-based derivative products or Eurodollar futures or option contracts between 2006 and 2009; further details are provided on the following page.

Financial Statement Notes

20.      Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays cannot always be predicted but may materially impact our businesses and earnings.

Regulatory change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry. Examples include Basel 3, the emerging proposals on bank resolution regimes and proposals relating to over-the-counter derivatives clearing and global systemically important banks.

In the UK, the FSA's current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Financial Conduct Authority. In addition, the Independent Commission on Banking (the ICB) completed its review of the UK banking system and published its final report on 12 September 2011. The ICB recommended (amongst other things) that: (i) the UK and EEA retail banking activities of a UK bank or building society should be placed in a legally distinct, operationally separate and economically independent entity (so-called "ring-fencing"); and (ii) the loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks (such as Barclays Bank PLC) should be increased to levels higher than the Basel 3 proposals. The UK Government published its response to the ICB recommendations in December 2011 and indicated that primary and secondary legislation relating to the proposed ring-fence will be completed by May 2015, with UK banks and building societies expected to be compliant as soon as practicable thereafter, and the requirements relating to increased loss-absorbing capacity of ring-fenced banks and UK-headquartered global systemically important banks will be applicable from 1 January 2019.

The US Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform. The full impact on Barclays businesses and markets will not be known until the principal implementing rules are adopted in final form by governmental authorities, a process which is underway and which will take effect over several years.

Payment Protection Insurance (PPI)

On 20 April 2011, the judicial review proceedings brought by the British Bankers' Association in October 2010 against the FSA and the Financial Ombudsman Service regarding the assessment and redress of PPI complaints were dismissed. On 9 May 2011, Barclays announced that it would not be participating in any application for permission to appeal against the High Court judgment and that Barclays had agreed with the FSA that it would process all on-hold and any new complaints from customers about PPI policies that they hold. Barclays also announced that, as a goodwill gesture, it would pay out compensation to customers who had PPI complaints put on hold during the judicial review. Barclays took a provision of £1bn in the second quarter of 2011 to cover the cost of future redress and administration as disclosed under note 14.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to investigate Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. Timing is uncertain but outcomes may be known within the next 2-4 years.

London Interbank Offered Rate (LIBOR)

The FSA, the US Commodity Futures Trading Commission, the SEC, the US Department of Justice Fraud Section of the Criminal Division and Antitrust Division and the European Commission are amongst various authorities conducting investigations into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates. Barclays is co-operating in the relevant investigations and is keeping regulators informed. In addition, Barclays has been named as a defendant in a number of class action lawsuits filed in US federal courts involving claims by purported classes of purchasers and sellers of LIBOR-based derivative products or Eurodollar futures or options contracts between 2006 and 2009. The complaints are substantially similar and allege, amongst other things, that Barclays and other banks individually and collectively violated US antitrust and commodities laws and state common law by suppressing LIBOR rates during the relevant period. It is not currently possible to predict the ultimate resolution of the issues covered by the various investigations and lawsuits, including the timing and the scale of the potential impact on the Group of any resolution.

Shareholder Information

Results Timetable1	Date

Ex-dividend date	22 February 2012
Dividend Record date	24 February 2012
Dividend Payment date	16 March 2012

Q1 2012 Interim Management Statement	26 April 2012
2012 Annual General Meeting	27 April 2012
2012 Interim Results Announcement	27 July 2012

Q3 2012 Interim Management Statement	31 October 2012
			Change
Exchange Rates2	31.12.11	31.12.10	31.12.103
Period end - US$/£	1.54	1.55	1%
Average - US$/£	1.61	1.55	(4%)
Period end - €/£	1.19	1.16	(3%)
Average - €/£	1.15	1.17	2%
Period end - ZAR/£	12.52	10.26	(18%)
Average - ZAR/£	11.60	11.31	(2%)

Share Price Data	31.12.11	31.12.10
Barclays PLC (p)	176.05	261.65
Absa Group Limited (ZAR)	141.00	140.00
BlackRock, Inc. (US$)	178.24	190.58

For Further Information Please Contact

Investor Relations	Media Relations
Charlie Rozes +44 (0) 20 7116 5752	Giles Croot +44 (0) 20 7116 6132

More information on Barclays can be found on our website: www.barclays.com

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.

Tel: 0871 384 20554 or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank, whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

Dividend Reinvestment Plan

Shareholders may have their dividends reinvested in Barclays shares by joining the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is a straightforward and cost-effective way of using your dividends to build your shareholding in Barclays. For further details, including application information, please visit www.barclays.com or alternatively contact: The Plan Administrator to Barclays DRIP, Share Dividend Team, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or by telephoning 0871 384 20554 from the UK or +44 121 415 7004 from overseas.

1 Note that these announcement dates are provisional and subject to change.

2 The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.

3 The change is the impact to Sterling reported information.

4 Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other providers.

Index

Africa Retail and Business Banking	16	Liquidity pool	41
Accounting policies	67	Liquidity risk management framework	41
Acquisitions	68	Loans and advances to customers and banks	47
Administration and general expenses	68	Loss on disposal of subsidiaries,
Balance sheet	10	associates and joint ventures	68
Balance sheet leverage	40	Margins and balances	35
Barclaycard	18	Market risk	66
Barclays Capital	20	Net interest income	67
Barclays Corporate	22	Non-controlling interests	70
Barclays Wealth	24	Other reserves	76
Capital ratios	38	Performance summary	4
Capital resources	38	Principal risks	37
Cash flow statement	11	Profit before tax	3
Chief Executive's review	4	Provisions	75
Competition and regulatory matters	80	Remuneration	31
Contingent liabilities and commitments	76	Results by quarter	28
Country exposures (selected Eurozone)	59	Results timetable	81
Credit impairment charges and other credit		Retail credit risk	52
provisions	49	Retail forbearance programmes	56
Credit market exposures	64	Retirement benefits	75
Credit risk	46	Returns and equity by business	34
Credit risk loans	50	Risk weighted assets	39
Derivative financial instruments	72	Share capital	76
Dividends on ordinary shares	71	Share price data	81
Earnings per share	71	Statement of comprehensive income	9
Europe Retail and Business Banking	14	Statement of changes in equity	11
Financial instruments held at fair value	73	Tax	70
Finance Director's review	6	Tier 1 capital ratio	38
Funding structure	41	Total assets	39, 46
Head Office Functions and Other Operations	27	Total capital ratio	38
Income statement	8	UK Retail and Business Banking	12
Investment Management	26	Wholesale credit risk	57
Legal proceedings	78

The glossary of terms can be found on: http://group.barclays.com/Investor-Relations/Financial-results-and-publications/Results-announcements